As filed with the U.S. Securities and Exchange Commission on June 28, 2005

                       Securities Act File No. 333-102487
                    Investment Company Act File No. 811-21278

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                    FORM N-2

                        (CHECK APPROPRIATE BOX OR BOXES)

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ] Pre-effective Amendment No.
[X] Post-effective Amendment No. 2


[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X] Amendment No. 5
                              ---------------------

                       RYDEX CAPITAL PARTNERS SPHINX FUND
               (Exact name of Registrant as specified in Charter)

                         9601 Blackwell Road, Suite 500
                               Rockville, MD 20850
                    (Address of principal executive offices)

       Registrant's Telephone Number, including Area Code: (301) 296-5100
                              ---------------------
                                Michael P. Byrum
                                    President
                       Rydex Capital Partners SPhinX Fund
                         9601 Blackwell Road, Suite 500
                               Rockville, MD 20850
                     (Name and address of agent for service)

                                    COPY TO:
                                 W. John McGuire
                           Morgan, Lewis & Bockius LLP
                           1111 Pennsylvania Avenue NW
                              Washington, DC 20004
--------------------------------------------------------------------------------


Approximate date of proposed public offering: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective when declared effective pursuant to Section 8(c) of the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT, WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                         PROSPECTUS dated August 1, 2005

                       RYDEX CAPITAL PARTNERS SPHINX FUND
                          Shares of Beneficial Interest

                               -------------------

      INVESTMENT OBJECTIVE. Rydex Capital Partners SPhinX Fund (the "Fund") is a non-diversified, closed-end management investment company. The Fund's investment objective is to seek investment returns that substantially correlate with the performance of the Standard & Poor's(R) Hedge Fund Index (the "Index") (before Fund expenses). The Index is an investable benchmark that reflects the performance of a select group of hedge fund managers that pursue investment programs that Standard & Poor's has determined represent the range of major investment strategies employed by hedge funds.

      Rydex Distributors, Inc. (the "Distributor") acts as the distributor of shares of the Fund on a best efforts basis, subject to various conditions. Shares are offered for sale by the Distributor and through brokers or dealers that have entered into selling agreements with the Distributor ("Selling Agents"). Shares are offered only to investors that meet all requirements to invest in the Fund. See "Investor Qualifications." Shares are offered and may be purchased on a monthly basis (or at such other times as may be determined by the Board of Trustees of the Fund (the "Board")). All investor funds for the purchase of shares will be deposited in a non-interest bearing escrow account maintained by a designated escrow agent (as outlined on the Investment Information section of the applicable application) for the benefit of the investors, pending acceptance or rejection of the purchase order. See "Distribution Arrangements."

      This  Prospectus  provides the  information  that a  prospective  investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("SAI") dated August 1, 2005, has been filed with the Securities and Exchange Commission ("SEC"). The SAI, the Fund's annual and semi-annual reports and other information about the Fund or your shareholder account are available upon request and without charge by writing the Fund at c/o Forum Shareholder Services, LLC, Two Portland Square, Portland, Maine 04101, or by calling
888-59RYDEX   (888-597-9339),   or  by   visiting   the   Rydex   web   site  at
www.RydexInvestments.com. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page 52 of this Prospectus. The SAI, and other information about the Fund, is available on the SEC's web site (http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

      Investing in the Fund's shares involves certain risks. See "Risk Factors," beginning on page 13.

      Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                             SALES LOAD INFORMATION

                               PRICE         MAXIMUM           PROCEEDS
                             TO PUBLIC      SALES LOAD          TO FUND
            PER SHARE        $ 106.90         $ 3.21           $ 103.69

      Shares of the Fund are offered at a price equal to their then-current net asset value plus the applicable sales load. As of March 31, 2005, the net asset value per share of the Fund was $103.69. The minimum initial investment in the Fund is $25,000 (including the applicable sales load). Subsequent investments must be at least $5,000 (including the applicable sales load).

      Shares are sold subject to the following sales loads:

       -------------------------------------------------------------------
                                            Sales Load (as a percentage of
       Investment                           public offering price)
       -------------------------------------------------------------------
       Less than $150,000                               3.00%
       -------------------------------------------------------------------
       $150,000 to less than $500,000                   2.00%
       -------------------------------------------------------------------
       $500,000 or more                                 1.00%
       -------------------------------------------------------------------

      The sales load is waived for certain types of investors. See "Distribution Arrangements." Rydex (or one of its affiliates) may pay from its own resources compensation to Selling Agents of up to 0.50% of the value of shares sold by them and up to 0.50% per year of the Fund's net asset value attributable to shares sold by them.

      INVESTMENT PROGRAM. The Fund pursues its investment objective by investing its assets primarily in private investment funds and other investment vehicles ("Portfolio Funds") that are managed by the hedge fund managers selected by Standard & Poor's for inclusion in the Index ("Portfolio Managers") or by investing in financial instruments that provide investment returns that are linked to the performance of the Index (or to one or more components of the Index). Rydex Capital Partners I, LLC ("Rydex"), the Fund's investment adviser, is responsible for determining the investments of the Fund, including the Portfolio Funds in which the Fund invests and the portion of the Fund's assets allocated to each Portfolio Manager. The investment programs used by the
Portfolio Managers typically involve use of a variety of sophisticated investment techniques that include, among others, short sales of securities, use of leverage (I.E., borrowing money for investment purposes) and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts and options on futures. Portfolio Managers' use of these techniques will be an integral part of their investment programs, and involves significant risks to the Fund.

      INVESTMENT ADVISER. Rydex serves as the Fund's investment adviser. Rydex is affiliated with PADCO Advisors, Inc. and PADCO Advisors II, Inc., which conduct their businesses under the name Rydex Investments. Rydex Investments is the investment adviser to an innovative mutual fund family with flexible investment products designed for a variety of market conditions.

      ADVISORY AND ADMINISTRATION FEES. The Fund pays Rydex an investment advisory fee (the "Advisory Fee") calculated and paid monthly in arrears at the annual rate of 1.75% of the value of the Fund's net assets determined as of the beginning of each month. See "Management of the Fund-General."

      In addition, the Fund pays Rydex a fee calculated and paid monthly in arrears at the annual rate of 0.20% of the value of the Fund's net assets, determined as of the beginning of each month, in consideration for certain administrative services provided to the Fund. See "Management of the Fund-Administrative Services."

      LACK OF TRADING MARKET. There is no public market for shares of the Fund and none is expected to develop. With very limited exceptions, liquidity will be provided only through share repurchase offers that will be made from time to time by the Fund. See "Repurchase Offers."

      REPURCHASE OFFERS. To provide a limited degree of liquidity to investors, the Fund from time to time will offer to repurchase its shares pursuant to written tenders by investors. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion. The Board will consider various factors in determining when the Fund will make repurchase offers, including recommendations that will be made by Rydex to the Board. Rydex expects to recommend to the Board that the Fund offer to repurchase shares four times each year, as of the last business day of March, June, September and December. The Fund's Declaration of Trust (the "Declaration of Trust") generally provides that the Fund will be dissolved if the shares of any investor that has submitted a written request for repurchase of its shares have not been repurchased by the Fund within a period of two years after the investor's request. A repurchase fee equal to 1.0% of the value of shares repurchased by the Fund will apply if the date as of which the shares are valued for purposes of repurchase is less than one-year following the date as of the investor's purchase of the shares (for this purpose, the first shares purchased by an investor will be deemed to be the first shares sold by the investor (I.E., the identity of the shares sold will be determined on a first-in, first-out basis)). Shares purchased through the reinvestment of dividends and other distributions are not subject to the repurchase fee. The repurchase fee is payable to the Fund and, if applicable, is deducted before payment of the proceeds of the repurchase to the investor. See "Repurchase Offers" and "Fund Expenses."

      INVESTOR QUALIFICATIONS. Each prospective investor, or the investor's broker, dealer or other financial intermediary, is required to certify that shares of the Fund are being acquired for the account of an "Eligible Investor." The term "Eligible Investor" includes, among others, an individual who: (i) had income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) in each of the two preceding years and has a reasonable expectation of reaching the same income level in the current year; (ii) has a net worth (or joint net worth with the investor's spouse) in excess of $1 million; or (iii) has an account managed by an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act") and the adviser is subscribing for shares in a fiduciary capacity on behalf of the account. See "Investor Qualifications." The minimum initial investment in the Fund is $25,000 (including the applicable sales load). Subsequent investments must be at least $5,000 (including the applicable sales load).

      SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

      "Standard & Poor's,(R)" "S&P,(R)" and "SPhinX," are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Rydex. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no recommendation concerning the advisability of investing in the Fund.

      You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of its shares in any state or other jurisdiction where the offer is not permitted.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.............................................................1

SUMMARY OF FUND EXPENSES......................................................10

FINANCIAL HIGHLIGHTS..........................................................12

RISK FACTORS..................................................................13

USE OF PROCEEDS...............................................................29

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES.................................29

MANAGEMENT OF THE FUND........................................................37

REPURCHASE OFFERS.............................................................40

CALCULATION OF NET ASSET VALUE................................................43

DESCRIPTION OF SHARES.........................................................45

TAXES    .....................................................................46

INVESTOR QUALIFICATIONS.......................................................48

DISTRIBUTION ARRANGEMENTS.....................................................48

DIVIDENDS AND OTHER DISTRIBUTIONS.............................................50

GENERAL INFORMATION...........................................................51

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION..................52

APPENDIX A...................................................................A-1

APPENDIX B...................................................................B-1

APPENDIX C...................................................................C-1

                               PROSPECTUS SUMMARY

      This is only a summary. The summary does not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained elsewhere in this Prospectus and in the SAI.

THE FUND

      Rydex Capital Partners SPhinX Fund (the "Fund") is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), as a non-diversified, closed-end management investment company. Rydex Capital Partners I, LLC ("Rydex") serves as the Fund's investment adviser. The Fund commenced operations on June 30, 2003.

      The Fund provides investors the opportunity to obtain investment exposure to investment strategies used by a diverse group of hedge fund managers. In this respect, the Fund is similar to a "fund of funds" (or a "fund of hedge funds") because, through one investment, eligible investors can participate in the investment programs of hedge fund managers that have been selected by Standard & Poor's ("S&P") as representative of a broad cross section of hedge fund strategies, without being subject to the high minimum investment requirements that many managers typically impose. However, unlike most other funds of funds, the investment portfolio of the Fund is structured with the goal of tracking the performance of a benchmark index. Thus, the Fund is a type of index fund. As such, the Fund's portfolio is not actively managed, but rather is passively managed as Rydex determines to be consistent with the Fund's investment objective.

      The Fund provides the benefits of: (i) a group of asset managers who have been professionally selected and are believed to be representative of their respective investment strategies; (ii) asset allocation across investment styles; and (iii) the opportunity to invest with asset managers whose services may not generally be available to the investing public, whose investment funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage.

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

      The Fund's investment objective is to seek investment returns that substantially correlate with the performance of the Standard & Poor's(R) Hedge Fund Index (the "Index") (before Fund expenses). The Index is an investable benchmark that reflects the performance of a select group of hedge fund managers that pursue investment programs that S&P has determined represent the range of major investment strategies employed by hedge funds. The Fund pursues its investment objective by investing its assets primarily in private investment funds and other investment vehicles ("Portfolio Funds") that are managed by the managers selected by S&P ("Portfolio Managers") or by investing in financial instruments that provide investment returns that are linked to the performance of the Index (or to one or more components of the Index) ("Index Derivatives"). To the extent practicable, Rydex intends to implement the Fund's investment program by investing the Fund's assets in Portfolio Funds, the performance of which is reflected in the Index. The Fund may decide to invest in Index Derivatives when deemed necessary in order to, among other things, satisfy the source of income requirements imposed under the Internal Revenue Code of 1986, or overcome certain regulatory limitations, such as rules that restrict investments by the Fund in Portfolio Funds. The Fund normally invests at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in Portfolio Funds that are managed by the Portfolio Managers and Index Derivatives.

      The investment programs used by the Portfolio Managers typically involve use of a variety of sophisticated investment techniques that include, among others, short sales of securities, use of leverage (I.E., borrowing money for investment purposes) and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts and options on futures. Portfolio Managers' use of these techniques is an integral part of their investment programs, and involves significant risks to the Fund. See "Risk Factors."

THE STANDARD & POOR'S(R) HEDGE FUND INDEX

      The Index is an investable benchmark that is designed to be representative of the broad-based investment experience of the hedge fund marketplace. The
Index currently has 41 constituents, divided into three sub-indices: S&P Arbitrage Index, S&P Event-Driven Index and S&P Directional/Tactical Index. These sub-indices represent a total of nine specific investment strategies. The strategies are equally weighted to ensure well-rounded representation of hedge fund investment approaches and to avoid overrepresentation of currently popular strategies. Generally, the Index is scheduled to be rebalanced in January of each year. See "Investment Objective and Principal Strategies-The Standard & Poor's(R) Hedge Fund Index."

THE FUND'S INVESTMENT PROGRAM

      Although the constituents of the Index are selected for inclusion in the Index by S&P, Rydex is responsible for determining the investments of the Fund, including the Portfolio Funds in which the Fund invests and the portion of the Fund's assets allocated to each Portfolio Manager. Portfolio Funds in which the Fund invests may take different legal forms, including private investment limited partnerships, joint ventures, investment companies and similar investment vehicles. To the extent feasible, Rydex intends to implement the Fund's investment program by investing the Fund's assets primarily in Portfolio Funds that are managed by the Portfolio Managers selected by S&P for inclusion in the Index, and which are the actual constituents of the Index. These Portfolio Funds are specially designed to facilitate tracking of the Index and enable investment in multiple Portfolio Funds through investment in a single investment vehicle. However, assets of the Fund may be invested in other Portfolio Funds managed by the Portfolio Managers and in Index Derivatives to the extent that such investments may facilitate the Fund's ability to pursue its investment objective consistent with applicable regulatory and tax requirements. In addition, the Fund may on occasion retain one or more Portfolio Managers to manage and invest designated portions of the Fund's assets (either as separately managed accounts or by creating separate investment vehicles in which a Portfolio Manager will serve as general partner of the vehicle and the Fund will be the sole limited partner). (Any arrangement in which the Fund retains a Portfolio Manager to manage a separate account or separate investment vehicle for the Fund is referred to as a "Portfolio Account.")

      Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, U.S. and foreign equities and equity-related instruments, currencies, financial and commodities futures, and fixed-income and other debt-related instruments. Portfolio Managers generally are not limited with respect to the markets in which they may invest or the investment disciplines that they may employ.

      During periods of adverse market conditions in the securities markets, one or more Portfolio Managers may temporarily invest all or any portion of the assets it manages in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold assets as cash. At any time, the Fund may invest directly in money market instruments or shares of money market funds, or hold cash, for liquidity purposes.

      Portfolio Managers generally invest primarily in securities and other investments that are marketable. However, certain Portfolio Managers may also invest a portion of the assets of Portfolio Funds in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds are not marketable and only have limited liquidity. See "Investment Objective and Principal Strategies."

      THERE CAN BE NO ASSURANCE THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE OR WILL NOT SUFFER LOSSES THAT MAY BE MATERIAL. THE PORTFOLIO FUNDS MAY UTILIZE INVESTMENT TECHNIQUES WHICH, IN CERTAIN CIRCUMSTANCES, CAN MAGNIFY THE ADVERSE IMPACT OF MARKET MOVEMENTS TO WHICH THEY, AND THEREFORE THE FUND, MAY BE SUBJECT.

ADVISORY ARRANGEMENTS

      Rydex, the Fund's investment adviser, is a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Rydex is affiliated with PADCO Advisors, Inc. and PADCO Advisor II, Inc., which conduct their businesses under the name Rydex Investments. Rydex Investments is the investment adviser to an innovative mutual fund family with flexible investment products designed for a variety of market conditions.

      Pursuant to an investment advisory agreement with the Fund (the "Investment Advisory Agreement"), Rydex is responsible for developing, implementing and supervising the Fund's investment program and providing day-to-day investment management services to the Fund.

      In consideration for the investment advisory services provided by Rydex, the Fund pays Rydex a fee (the "Advisory Fee") calculated and paid monthly in arrears at the annual rate of 1.75% of the value of the Fund's net assets, determined as of the beginning of each month. The Advisory Fee is in addition to the fees and expenses borne by the Fund as an investor in Portfolio Funds. A pro-rata refund of a portion of the Advisory Fee will be made to the Fund in the event that the Investment Advisory Agreement is terminated at any time other than the end of a month.

      Rydex has entered into a licensing agreement with PlusFunds Group Inc. ("PlusFunds") to obtain the right to offer shares of a registered investment company that pursues an investment program that seeks to track the Index and to obtain information and assistance from PlusFunds to facilitate the operations of the Fund. Fees payable to PlusFunds under this agreement are paid by Rydex and not by the Fund. See "Management of the Fund-General."

ADMINISTRATIVE SERVICES

      Pursuant to an Administration Agreement between the Fund and Rydex, the Fund pays Rydex a fee calculated and paid monthly in arrears at the annual rate of 0.20% of the Fund's net assets (the "Administration Fee"), determined as of the beginning of each month, in consideration for certain administrative services provided to the Fund including, among others: fund accounting; providing office space and other support services and personnel as necessary to the Fund; supervising the entities retained by the Fund to provide accounting services, investor services and custody services; preparing or assisting in the preparation of various reports, communications and regulatory filings of the Fund; assisting in the review of investor applications; monitoring the Fund's compliance with Federal and state regulatory requirements; coordinating and organizing meetings of the Board and meetings of shareholders; and maintaining and preserving certain books and records of the Fund. Rydex has, at its own expense, retained Forum Administrative Services, LLC and Forum Accounting Services, LLC to provide certain of these services. See "Management of the Fund-Administrative Services."

FUND EXPENSES

      In addition to the Advisory Fee and the Administration Fee, the Fund bears various expenses associated with its operations.

      The Fund also indirectly bears fees and expenses as an investor in Portfolio Funds. Each Portfolio Manager generally receives a management fee and a performance allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to be between 1%-2.5%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance allocations are generally expected to be between 15%-25% of the net capital appreciation (if any) in the assets managed by a Portfolio Manager. If the Fund retains a Portfolio Manager to manage a Portfolio Account, a management fee and a performance allocation would generally be payable to the Portfolio Manager. In such cases, the fees may differ from, and could be higher than, those described above. Any such Portfolio Account- related advisory arrangements will be subject to the approval of the Board and shareholders of the Fund. The Fund will also seek exemptive relief from the SEC to the extent necessary to permit such Portfolio Account advisory arrangements. There can be no assurance that such relief would be granted.

      Rydex has contractually agreed to waive its fees or to pay or absorb the ordinary operating expenses of the Fund to the extent necessary to limit the ordinary operating expenses of the Fund (but excluding interest expense, brokerage commissions, indirect fees associated with the Fund's investment in Portfolio Funds and extraordinary expenses) to not more than 1.95% per annum of the average monthly net assets of the Fund (the "Expense Limitation"). The Expense Limitation may not be modified or eliminated, except with the approval of the Board. Repurchase fees, if any, received by the Fund in connection with repurchase offers will be deemed to offset Fund expenses for purposes of the Expense Limitation. Thus, the Fund's ordinary operating expenses may exceed the Expense Limitation by an amount equal to the amount of repurchase fees the Fund receives. See "Management of the Fund-Fund Expenses."

DERIVATIVES

      The Fund and Portfolio Funds may utilize "derivatives" to facilitate implementation of their investment programs. These instruments may be used for hedging and non-hedging purposes. Derivatives used for non-hedging purposes are considered speculative instruments and can subject the Fund and the Portfolio Funds to increased risks. See "Risk Factors-Special Investment Instruments and Techniques-Derivatives."

BORROWINGS

      The Fund is authorized to borrow money for investment purposes (including to facilitate its ability to track the Index), to meet repurchase requests (as described below) and for cash management purposes. Borrowings by the Fund, including any borrowings on behalf of Portfolio Accounts, are subject to a 300% asset coverage requirement under the Investment Company Act. Since the Portfolio Funds are not registered investment companies, they are not subject to this requirement. Borrowings by the Portfolio Funds and the Fund for investment purposes (a practice known as "leverage") involve certain risks. See "Risk Factors-Special Investment Instruments and Techniques-Leverage; Interest Rates; Margin."

INVESTOR QUALIFICATIONS

      Shares are being offered only to "Eligible Investors." The term "Eligible Investor" includes, among others, an individual who: (i) had income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) in each of the two preceding years and has a reasonable expectation of reaching the same income level in the current year; (ii) has a net worth (or joint net worth with the investor's spouse) in excess of $1 million; or (iii) has an account managed by an investment adviser registered under the Advisers Act and the adviser is subscribing for shares in a fiduciary capacity on behalf of the account. Please refer to Appendix A for a description of other categories of Eligible Investors. Existing shareholders who purchase additional shares will be required to meet the Fund's eligibility requirements at the time of the additional purchase. See "Investor Qualifications."

      Before an investor may invest in the Fund, the prospective investor or the investor's broker, dealer or other financial intermediary will be required to certify that the investor meets the foregoing investor qualification requirements. If an investor's certification is not received on or before the date shares are to be issued, the investor's order will not be accepted. See "Investor Qualifications" and "Distribution Arrangements-Purchase Terms."

INVESTOR SUITABILITY

      AN INVESTMENT IN THE FUND INVOLVES SUBSTANTIAL RISKS.

      It is possible that an investor may lose some or all of its investment in the Fund. Before making an investment decision, an investor should: (i) consider the suitability of this investment with respect to the investor's investment objectives and personal situation and (ii) consider factors such as the investor's personal net worth, income, age, risk tolerance, tax situation and liquidity needs.

      AN INVESTMENT IN THE FUND IS AN ILLIQUID INVESTMENT.

      Shares of the Fund have only limited liquidity. An investor may be able to liquidate its investment in the Fund only in connection with repurchase offers made by the Fund from time to time. There can be no assurance that an investor's shares will be repurchased in any particular repurchase offer.

THE OFFERING

      Shares are offered for sale by the Fund's distributor, Rydex Distributors, Inc. and through brokers or dealers that have entered into selling agreements with the Distributor ("Selling Agents").

      Shares are offered and may be purchased on a monthly basis (or at such other times as may be determined by the Board) at a price equal to their then-current net asset value plus the applicable sales load. All investor funds for the purchase of shares will be deposited in a non-interest bearing escrow account maintained by a designated escrow agent (as outlined on the Investment Information section of the applicable application) for the benefit of the investors, pending acceptance or rejection of the purchase order. If an investor's purchase order is rejected, the escrowed funds will be promptly returned to the investor.

      The minimum initial investment in the Fund is $25,000 (including the applicable sales load as described below). Subsequent investments must be at least $5,000 (including the applicable sales load as described below). The Board may waive or reduce the required minimum initial and additional investment in the Fund with respect to investors that are affiliates, employees, officers or members of Rydex or any of its affiliates. The Fund reserves the right to reject any order for the purchase of shares and may, in its sole discretion, suspend the offering of shares at any time.

      Shares are sold subject to certain sales loads, as described below, which are payable to the Distributor. All or a portion of any applicable sales load is reallowed by the Distributor to Selling Agents. See "Distribution Arrangements." In addition, Rydex (or one of its affiliates) may pay additional compensation to Selling Agents from its own resources. These payments will not be an obligation of the Fund or the Fund's investors.

Shares are sold subject to the following sales loads:

            -----------------------------------------------------------
                                                 Sales Load (as a
                                                 percentage of public
            Investment                           offering price)
            -----------------------------------------------------------
            Less than $150,000                          3.00%
            -----------------------------------------------------------
            $150,000 to less than $500,000              2.00%
            -----------------------------------------------------------
            $500,000 or more                            1.00%
            -----------------------------------------------------------

      In addition, the sales load is waived for certain types of investors. See "Distribution Arrangements." Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by an investor will be aggregated with the amount of the investor's initial investment and any other additional previous investments in the Fund of the investor in determining the applicable sales load at the time of the subsequent investment. The right of accumulation also permits an investor's investment in the Fund to be combined with the investment in the Fund by the other accounts of the investor (including IRA's and participant-directed employee benefit plans). This right of accumulation does not extend to any other fund advised, sponsored or distributed by Rydex or any affiliate of Rydex. To receive a reduced sales load or a sales load waiver, an investor must, at the time of purchase, give the Selling Agent sufficient information to permit confirmation of the qualification. See "Distribution Arrangements."

DIVIDENDS AND OTHER DISTRIBUTIONS

      The Fund pays dividends to shareholders at least annually in aggregate amounts representing substantially all of the Fund's net investment income (including realized short-term gains), if any, earned during the year. The Fund's long-term capital gains, if any, are also distributed annually. All dividends and other distributions are reinvested in additional shares of the Fund unless a shareholder elects, as outlined on the Account Options and Services section of the applicable application, to receive payment in cash. The tax status of any dividend or other distribution is the same whether or not the dividend or distribution is reinvested or taken as cash. See "Distribution Policy" and "Dividends and Other Distributions-Automatic Reinvestment Plan."

UNLISTED CLOSED-END STRUCTURE; LIMITED LIQUIDITY

      The Fund is registered under the Investment Company Act as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in closed-end funds, such as the Fund, do not have the right to redeem their shares on a daily basis.

      In addition, there is no public market for shares of the Fund and none is expected to develop. Liquidity will be provided to shareholders only through repurchase offers that will be made by the Fund from time to time, as described below. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of shares and should be viewed as a long-term investment. See "Repurchase Offers-No Right of Redemption."

REPURCHASE OFFERS

      No shareholder has the right to require the Fund to redeem its shares. To provide a limited degree of liquidity to investors, the Fund from time to time will offer to repurchase its shares pursuant to written tenders by investors. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion and generally will be offers to repurchase a specified amount of the Fund's outstanding shares. The Board will consider various factors in determining when the Fund will make repurchase offers, including recommendations that will be made by Rydex to the Board. Rydex expects that it will recommend to the Board that the Fund offer to repurchase shares four times each year, as of the last business day of March, June, September and December. The Fund's Declaration of Trust (the "Declaration of Trust") generally provides that the Fund will be dissolved if the shares of any investor that has submitted a written request for repurchase of its shares have not been repurchased by the Fund within a period of two years after the investor's request, provided that dissolution will not be required if the Fund is unable to repurchase an investor's shares as a result of regulatory restrictions. A repurchase fee equal to 1.0% of the value of shares repurchased by the Fund will apply if the date as of which the shares are valued for purposes of repurchase is less than one-year following the date of the investor's purchase of the shares (for this purpose, the first shares purchased by an investor will be deemed to be the first shares sold by the investor I.E., the identity of the shares sold will be determined on a first-in, first-out basis). Shares purchased through the reinvestment of dividends and other distributions are not subject to the repurchase fee. The repurchase fee is payable to the Fund and, if applicable, deducted before payment of the proceeds of the repurchase to the investor. See "Fund Expenses."

      If a repurchase offer is oversubscribed by shareholders who tender shares for repurchase, the Fund will repurchase only a pro-rata portion of the shares tendered by each shareholder. In addition, a shareholder who tenders for repurchase only a portion of the shares it holds will be required to maintain a minimum balance of $15,000 of shares, as of the repurchase date. The Fund has the right to reduce the amount of shares to be repurchased from a shareholder so that the required minimum balance is maintained. Nonetheless, the minimum account balance requirement will be waived in any situation where such waiver is required by applicable law.

      The Fund may redeem all or a portion of an investor's shares if, among other reasons, the Fund determines that it would be in the best interests of the Fund to do so. See "Repurchase Offers."

TAXATION

      The Fund intends to elect to be treated and to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends each year to distribute substantially all of its investment company taxable income and net capital gains to its shareholders. Therefore, it is not expected that the Fund will be subject to any Federal income tax. The investment strategies of Portfolio Funds and Portfolio Accounts may be employed without regard to the tax consequences of investment transactions on the Fund and shareholders. See "Taxes" and also "Tax Aspects" in the SAI.

RISKS AND SPECIAL CONSIDERATIONS

An investment in the Fund involves substantial risks and special considerations.
See  "Risk  Factors."  These  risks  and  special   considerations  include  the
following:

      o     Investing in the Fund can result in a loss of capital invested.

      o Various risks are associated with the securities and other instruments in which Portfolio Managers invest and the specialized investment techniques they use, including the use of leverage and short sales (which are considered to be speculative practices) and the use of derivatives (which also involves risks).

      o The investment performance of the Fund may fail to track closely the performance of the Index due to various factors, including, but not limited to: the impact of the fees and expenses borne by the Fund, including transaction costs; the inability of the Fund to gain access to one or more Portfolio Funds or Portfolio Managers; and limitations on the Fund's investments resulting from the need to comply with the Fund's investment restrictions or policies, or with regulatory or tax law requirements.

      o     Shares of the Fund have only limited liquidity.

      o The Fund is a non-diversified fund and invests in Portfolio Funds that may not have diversified investment portfolios and may, in some cases, concentrate their investments in a single industry or group of related industries.

      o Certain Portfolio Managers invest in the securities of companies having small market capitalizations, which involve greater risks than would be involved in investing in securities of companies having larger market capitalizations.

      o Each Portfolio Manager generally charges its Portfolio Fund an asset-based management fee and a performance-based allocation. Such fees are borne indirectly by the Fund and are in addition to the Advisory Fee and the Administration Fee paid by the Fund.

      o The right to receive a performance-based allocation may create an incentive for a Portfolio Manager to make risky investments and may be payable by a Portfolio Fund, and thus, indirectly by the Fund, to its Portfolio Manager even if the Fund's overall returns are negative.

      o Rydex and the Portfolio Managers may have conflicts of interest, including conflicts relating to the allocation of investment opportunities between the Fund or a Portfolio Fund and other advised accounts.

      o Portfolio Managers pursue their investment programs independently and one Portfolio Manager may enter into transactions that offset the transactions of another Portfolio Manager. This may result in the Fund bearing transaction costs without obtaining any benefit.

      o Portfolio Funds will not be registered as investment companies under the Investment Company Act and therefore the Fund, as an investor in Portfolio Funds, will not have the benefit of the protections afforded by the Investment Company Act.

      o Rydex may have little or no means of independently verifying information relating to the investment activities of the Portfolio Funds and thus, may need to rely on PlusFunds or others to ascertain whether Portfolio Managers are adhering to their disclosed investment strategies or their investment or risk management policies.

      o The Fund and Rydex depend upon information and other services provided by PlusFunds and others under the terms of a licensing agreement. In addition, the licensing agreement provides the right for the Fund to invest in the Portfolio Funds which are the vehicles from which the performance of the Index is determined. The Fund's investment performance could be adversely affected if: the information provided by PlusFunds or others is inaccurate; those services are not provided or are inadequate; it cannot invest in the Portfolio Funds based upon which the performance of the Index is determined or if the licensing agreement is terminated.

      o The Fund relies primarily on information provided by PlusFunds and others in valuing its investments in Portfolio Funds and determining the value of the Fund's shares. There is a risk that inaccurate valuations could adversely affect investors who purchase Fund shares or whose shares are repurchased by the Fund, or existing shareholders.

      o Investors bear fees and expenses at the Fund level and also indirectly bear fees, expenses and performance-based allocations that are imposed at the Portfolio Fund level.

      o The Fund may make additional investments in or effect withdrawals from Portfolio Funds only at specified times and in connection with withdrawals, the Fund may receive securities that are illiquid or difficult to value.

      o A Portfolio Fund is an unregistered investment company managed by one (or more) of the Portfolio Managers identified by S & P. These unregistered funds are typically majority owned, administered by PlusFunds and advised by the Portfolio Managers. The Portfolio Funds are the underlying components of the Index as determined by S & P.

      IN VIEW OF THE RISKS NOTED ABOVE, THE FUND SHOULD BE CONSIDERED A SPECULATIVE INVESTMENT AND INVESTORS SHOULD INVEST IN THE FUND ONLY IF THEY CAN SUSTAIN A COMPLETE LOSS OF THEIR INVESTMENT.

      NO GUARANTEE OR REPRESENTATION IS MADE THAT THE INVESTMENT PROGRAM OF THE FUND WILL BE SUCCESSFUL OR THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE. See "Risk Factors."

                            SUMMARY OF FUND EXPENSES

      The following table illustrates the expenses and fees that the Fund expects to incur and shareholders can expect to bear.

SHAREHOLDER TRANSACTION EXPENSES

     Maximum Sales Load (as a percentage of offering price)............................3.00%(1)
     Repurchase Fee (as percentage of net asset value of shares repurchased)...........1.00%
         (applies to repurchase of shares if valuation date for repurchase is less than one-year after date shares were purchased)

ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

     Investment Advisory Fee...........................................................1.75%
     Administration Fee................................................................0.20%
     Other Expenses....................................................................0.28%
     Total Annual Fund Operating Expenses..............................................2.23%
     Fee Waivers and Expense Reimbursements...........................................-0.28%(2)
                                                                                      -----
     Total Net Operating Expenses......................................................1.95%(3)

--------------------------------------------------------------------------------

(1)   Shares are sold subject to the following sales loads:

                ----------------------------------------------------------
                Investment                           Sales Load (as a
                                                     percentage of public
                                                     offering price)
                ----------------------------------------------------------
                Less than $150,000                            3.00%
                ----------------------------------------------------------
                $150,000 to less than $500,000                2.00%
                ----------------------------------------------------------
                $500,000 or more                              1.00%
                ----------------------------------------------------------

Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by an investor will be aggregated with the amount of the investor's initial investment and any other additional previous investments in the Fund by the investor in determining the applicable sales load at the time of the subsequent investment. The sales load is waived for certain types of investors. See "Distribution Arrangements."

(2) Through July 31, 2025, Rydex has contractually agreed to waive its fees or to pay or absorb the ordinary operating expenses of the Fund to the extent necessary to limit the ordinary operating expenses of the Fund (but excluding interest expenses, brokerage commissions, indirect fees associated with the Fund's investment in Portfolio Funds and extraordinary expenses) to not more than 1.95% per annum of the average monthly net assets of the Fund (the "Expense Limitation"). The Expense Limitation may not be modified or eliminated, except with the approval of the Board. See "Management of the Fund-Fund Expenses."

(3) Repurchase fees, if any, received by the Fund in connection with repurchase offers will be deemed to offset Fund expenses for purposes of the Expense Limitation. Thus, the Fund's ordinary operating expenses may exceed the Expense Limitation by an amount equal to the amount of repurchase fees the Fund receives. As a result, Annual Expenses After Waiver will be 1.95% as a percentage of net assets, plus the amount of repurchase fees received by the Fund. The Fund's actual operating expense ratio after repurchase fees was 1.96% for the fiscal year ended March 31, 2005. See "Management of the Fund-Fund Expenses."

      The purpose of the table above is to assist prospective investors in understanding the various costs and expenses that they will bear directly or indirectly as shareholders of the Fund. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund." The expenses shown in the table do not include the effect of any repurchase fees that may be received by the Fund and do not include fees and expenses that the Fund will bear as an investor in Portfolio Funds, which will be borne indirectly by Fund shareholders.

EXAMPLE

                                            1 Year   3 Years   5 Years  10 Years
                                            ------   -------   -------  --------
An investor would pay the following
expenses on a $1,000 investment,
assuming a 5% return and the payment of
a maximum sales charge of 3%:                 $49       $89      $132      $251

                                            1 Year   3 Years   5 Years  10 Years
                                            ------   -------   -------  --------
An investor would pay the following
expenses on a $25,000 investment,
assuming a 5% return and the payment of
a maximum sales charge of 3%:              $1,230     $2,235   $3,301    $6,266

      The Example is based on the fees and expenses set forth in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund's actual rate of return may be greater or less than the hypothetical 5% return assumed in the Examples.

                              FINANCIAL HIGHLIGHTS

      The financial highlights table is intended to help you understand the Fund's financial performance for the period of operations. Certain information reflects financial results for a single Share. The total return in the table represents the rate that an investor would have earned (or lost) on an investment in a Share of the Fund (assuming reinvestments of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the financial statements and related notes, appear in the Rydex Capital Partners SPhinx Fund's 2005 Annual Report. The 2005 Annual Report is available by calling 888-59-RYDEX (888-597-9339). The 2005 Annual Report is incorporated by reference into the SAI.

RYDEX CAPITAL PARTNERS SPHINX FUND

--------------------------------------------------------------------------------

                                                                      YEAR ENDED        PERIOD ENDED
                                                                  MARCH 31, 2005     MARCH 31, 2004(1)
PER SHARE OPERATING PERFORMANCE
(FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD):

NET ASSET VALUE - BEGINNING OF PERIOD                                   $ 104.20             $ 100.00
                                                                  -----------------------------------

INVESTMENT OPERATIONS(2)

     Net investment income (loss)                                          (2.01)               (1.50)
     Net realized and unrealized gain (loss) on investments in
     Portfolio Funds                                                        1.61                 6.31
                                                                  -----------------------------------
Total from Investment Operations                                           (0.40)                4.81
                                                                  -----------------------------------

DISTRIBUTIONS TO SHAREHOLDERS FROM

     Net investment income                                                 (0.08)               (0.05)
     Net realized gain on investments                                      (0.06)               (0.56)
                                                                  -----------------------------------
Total Distributions to Shareholders                                        (0.14)               (0.61)
                                                                  -----------------------------------
REPURCHASE FEES(2)                                                          0.03                   --
                                                                  ===================================

NET ASSET VALUE - END OF PERIOD                                           103.69             $ 104.20
                                                                  ===================================

TOTAL RETURN(3)                                                            (0.35)%               4.83%

RATIOS TO AVERAGE NET ASSETS(4):
Gross Expenses(5)                                                           2.23%               3.36%
Net Expenses(5)                                                             1.96%               1.95%
Net Investment Income                                                      (1.95%)             (1.95%)

SUPPLEMENTARY DATA:
Portfolio Turnover Rate(3)(6)                                               8.16%                0.00%

Net Assets, End of Period (000's omitted)                               $264,122             $119,952

(1)   Commencement of operations, June 30, 2003.

(2)   Calculated using the Average Shares Method.

(3)   Not annualized for periods less than one year.

(4)   Annualized for periods less than one year.

(5) Expenses of underlying Portfolio Funds are excluded from the Fund's expense ratio.

(6) Represents the lesser of purchases or sales of investments in Portfolio Funds divided by the average value of investments in Portfolio Funds.

                                  RISK FACTORS

      AN INVESTMENT IN THE FUND INVOLVES SUBSTANTIAL RISKS, INCLUDING THE RISK THAT THE ENTIRE AMOUNT INVESTED MAY BE LOST.

      The Fund pursues its investment objective by investing its assets primarily in private investment funds and other investment vehicles ("Portfolio Funds") that are managed by the hedge fund managers ("Portfolio Managers") whose investment performance is selected by Standard & Poor's ("S&P") for inclusion in the Standard & Poor's(R) Hedge Fund Index (the "Index") or by investing in financial instruments that provide investment returns that are linked to the performance of the Index (or to one or more components of the Index) ("Index Derivatives"). In addition, the Fund may on occasion retain one or more Portfolio Managers to manage and invest designated portions of the Fund's assets (either as separately managed accounts or by creating separate investment vehicles in which a Portfolio Manager will serve as general partner of the vehicle and the Fund will be the sole limited partner). (Any arrangement in which the Fund retains a Portfolio Manager to manage a separate account or separate investment vehicle for the Fund is referred to as a "Portfolio Account.") The Portfolio Funds invest in and actively trade securities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various other risks are also associated with an investment in the Fund, including risks relating to the multi-manager structure of the Fund, risks relating to compensation arrangements, risks relating to the limited liquidity of shares and risks relating to the Fund's investment in Index Derivatives.

      Prospective investors should consider the following factors in determining whether an investment in the Fund is a suitable investment. However, the risks enumerated below should not be viewed as encompassing all of the risks associated with an investment in the Fund.

Prospective investors should read this entire Prospectus and the SAI and consult with their own advisers before deciding whether to invest. In addition, because the investment programs of the Portfolio Managers may develop and change over time, an investment in the Fund may be subject to additional and different risk factors in the future.

INVESTMENTS AND RELATED RISKS

      GENERAL ECONOMIC AND MARKET CONDITIONS. The success of the Fund's investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by the Portfolio Funds and the Portfolio Accounts. Unexpected volatility or illiquidity could impair the Fund's profitability or result in losses.

      INDEX TRACKING ERROR. The Fund expects that it will achieve a correlation between the performance of its portfolio and that of the Index of at least 0.95 (before Fund expenses). However, there can be no assurance that this degree of correlation can be achieved. Correlation of 1.00 would indicate perfect correlation, which would be achieved when the Fund's net asset value increases or decreases in exact proportion to changes in the Index. Although the Fund seeks to track the performance of the Index, certain factors can cause a deviation between the performance of the Fund and the performance of the Index, including, among others: (i) the fees and expenses of the Fund, including transaction costs; (ii) the ability of the Fund to time its investments in, and withdrawals from, Portfolio Funds and to retain Portfolio Managers for Portfolio Accounts, so as to correspond to the precise time in which particular Portfolio Managers are added to, or eliminated from, the Index; (iii) limitations on the Fund's investments resulting from the need to comply with the Fund's investment restrictions or policies, or with regulatory or tax law requirements; (iv) an imperfect correlation between the performance of an Index Derivative entered into by the Fund and the Index (or the component of the Index that corresponds to the Index Derivative); and (v) the need to maintain a portion of the Fund's assets in cash or short-term investments to maintain liquidity to effect repurchases of the Fund's shares, to make investments and to pay Fund expenses. The Fund's ability to track the Index may also be adversely affected if, for regulatory or any other reasons, it cannot gain access to one or more Portfolio Funds or Portfolio Managers. In order to facilitate its ability to track the Index, the Fund may employ leverage, a practice which involves certain risks. See "Risk Factors-Leverage; Interest Rates; Margin."

      STRATEGY RISK. The failure or deterioration of a particular type of investment strategy may cause most or all Portfolio Managers that employ that strategy to suffer significant losses. Strategy-specific losses may result from excessive concentration by multiple Portfolio Managers in the same investment or broad events that adversely affect particular strategies (I.E., illiquidity within a given market). The strategies employed by the Portfolio Managers can be expected to be speculative and involve substantial risk of loss in the event of such failure or deterioration.

      HIGHLY VOLATILE MARKETS. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures and other derivative contracts in which a Portfolio Fund's or a Portfolio Account's assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention is often intended to directly influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds and Portfolio Accounts are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.

      RISKS OF SECURITIES ACTIVITIES. All securities' investing and trading activities involve the risk of loss of capital. The Fund's investment program, which involves allocating assets to multiple Portfolio Managers that pursue a variety of investment strategies, may operate to moderate these risks. However, there can be no assurance that the Fund's or any Portfolio Fund's investment program will be successful or that investors in the Fund will not suffer losses. The following discussion sets forth some of the more significant risks associated with the Portfolio Managers' styles of investing:

      EQUITY SECURITIES. Portfolio Managers' investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. Portfolio Managers also may invest in depositary receipts relating to foreign securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

      FIXED-INCOME SECURITIES. Portfolio Funds and Portfolio Accounts may invest a portion of their assets in fixed-income securities as part of their investment strategies for defensive purposes or to maintain liquidity. Fixed-income securities  include  bonds,  notes and  debentures  issued by U.S.  and  foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (I.E., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (I.E., market risk). Certain securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

      HIGH YIELD ("JUNK") BONDS. Portfolio Funds and Portfolio Accounts may invest in non-investment grade debt securities (commonly referred to as "junk bonds"). Non-investment grade debt securities are securities that have received a rating from a nationally recognized statistical rating organization (a "Rating Agency") below the fourth highest rating category or, if not rated by any Rating Agency, are of comparable quality.

      Investments in non-investment grade debt securities, including convertible lower rated debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Junk bonds are subject to greater risk of loss of income and principal than higher rated securities. The prices of junk bonds are likely to be more sensitive to adverse economic changes or individual corporate developments than higher rated securities. During an economic downturn or substantial period of rising interest rates, junk bond issuers and in particular, highly leveraged issuers may experience financial stress that would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals or to obtain additional financing. In the event of a default, additional expenses to seek recovery may be incurred. The secondary market for junk bonds may be less liquid than the markets for higher quality securities and as such, may have an adverse effect on the market prices of certain securities. In addition, periods of economic uncertainty and change probably would result in increased volatility of market prices of high yield securities. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

      CONVERTIBLE SECURITIES. A Portfolio Fund's or Portfolio Account's investments in convertible securities subject them and thus, the Fund to the risks associated with both fixed-income securities and stocks. To the extent that a convertible security's investment value is greater than its conversion value, its price will be likely to increase when interest rates fall and decrease when interest rates rise, as with a fixed-income security. If the conversion value exceeds the investment value, the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security. Additionally, lower rated convertible securities are subject to increased speculative risks discussed above under the risks of High Yield ("Junk") Bonds.

      FOREIGN INVESTMENTS. It is expected that Portfolio Funds and Portfolio Accounts will invest in securities issued by foreign corporations and governments. Investing in these securities involves certain considerations not usually associated with investing in securities of U.S. corporations or the U.S. Government, including political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments; the possibility of imposition of withholding or other taxes on dividends, interest, capital gain or other income; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; and certain government policies that may restrict a Portfolio Manager's investment opportunities. In addition, accounting and financial reporting standards that prevail in foreign countries generally are not equivalent to U.S. standards and consequently, less information is available to investors in companies located in such countries than is available to investors in companies located in the U.S. Moreover, an issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other. Generally, there is also less regulation of the securities markets in foreign countries than there is in the U.S. In addition, unfavorable changes in foreign currency exchange rates may adversely affect the U.S. dollar values of securities denominated in foreign currencies or traded in foreign markets. Portfolio Managers may, but are generally not required to, hedge against such risk and there is no assurance that any attempted hedge will be successful.

      Foreign securities in which Portfolio Funds and Portfolio Accounts may invest include securities of issuers in emerging and developing markets. These issuers and markets present risks not found when investing in securities of issuers in more mature markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than prices of securities in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the proceeds of a sale of a security may not be received on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems. Investments in issuers in emerging and developing markets may be subject to greater risks of government restrictions with respect to withdrawing the proceeds from sales of such investments. Economies of developing countries may be more dependent on relatively few industries that may be highly vulnerable to local and global changes. Governments of developing countries may be more unstable and present greater risks of nationalization or restrictions on foreign ownership of stocks of local companies.

      ILLIQUID PORTFOLIO INVESTMENTS. Portfolio Funds and Portfolio Accounts may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices for such securities may not exist or may tend to be volatile, and a Portfolio Fund or a Portfolio Account may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities traded on national securities exchanges or other established markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

      SMALL CAP AND MID CAP ISSUERS. Historically, the prices of small and medium market capitalization stocks have been more volatile than the prices of larger capitalization stocks. Among the reasons for greater price volatility of these securities are the less certain growth prospects of smaller firms, the lower degree of liquidity in the market for such stocks, and the greater sensitivity of small and medium size companies to changing economic conditions. Medium and small company stock prices also may fluctuate independently of larger company stock prices and may decline as large company stock prices rise, or vice-versa. In addition, small and medium size companies in which the Portfolio Funds invest may have products and management which have not been thoroughly tested by time or by the marketplace. These companies may be more dependent on a limited number of key personnel and their financial resources may not be as substantial as those of more established companies.

      DISTRESSED INVESTMENTS. Portfolio Funds and Portfolio Accounts may invest in securities of companies that are in financial distress, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. These securities may include bank loans, senior or subordinated debt securities, trade claims, promissory notes, preferred equity, warrants and other evidences of indebtedness. There can be no assurance that a Portfolio Manager will correctly evaluate the nature and magnitude of all factors that could affect the outcome of an investment. Investments in financially troubled companies involve substantial financial and business risks that can result in substantial or even total loss. Among the risks inherent in such investments is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Investments in securities of companies in bankruptcy, liquidation or reorganization proceedings are often subject to litigation among the participants in such proceedings. Such investments also may be adversely affected by federal and state laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and a bankruptcy court's power to disallow, reduce, subordinate or disenfranchise particular claims. These and other factors contribute to above-average price volatility and abrupt and erratic movements of the market prices of these securities, and the spread between the bid and asked prices of such securities may be greater than normally expected. It may take a number of years for the market price of such securities to reflect their intrinsic value.

      Securities of financially troubled companies require active monitoring and may, at times, require participation in bankruptcy or reorganization proceedings by a Portfolio Manager. To the extent that a Portfolio Manager becomes involved in such proceedings, the Portfolio Manager may have a more active participation in the affairs of the issuer than that assumed generally by an investor and such participation may generate higher legal fees and other transaction costs relating to the investment than would normally be the case.

      In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security, the value of which will be less than the purchase price of the security in respect to which such distribution was made.

      In certain transactions, a Portfolio Manager may not hedge against market fluctuations or in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed transaction is consummated.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

      The Portfolio Managers may utilize a variety of special investment instruments and techniques to hedge against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue a Portfolio Fund's or a Portfolio Account's investment objective. The Fund may also utilize special investment instruments and techniques in order to facilitate its ability to track the Index or one or more components of the Index. These strategies may be executed through derivative transactions. Certain of the special investment instruments and techniques that the Portfolio Managers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

      DERIVATIVES. Derivatives are securities and other instruments, the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by Portfolio Funds or Portfolio Accounts in the future that cannot be determined at this time or until such instruments are developed or invested in by Portfolio Funds or Portfolio Accounts. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk. Derivatives may entail leverage in that their investment exposures could be greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on a Portfolio Fund's or Portfolio Account's performance. See "Leverage; Interest Rates; Margin" below.

      SWAPS. Swaps may be subject to various types of risks, including market risk, liquidity risk, and the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty. Swaps can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Depending on their structure, swaps may increase or decrease a Portfolio Fund's or Portfolio Account's exposure to equity securities, long-term or short-term interest rates, foreign currency values, corporate borrowing rates, or other factors. Swaps can take many different forms and are known by a variety of names. Swaps may increase or decrease the overall volatility of a Portfolio Fund's or Portfolio Account's portfolio. The most significant factor in the performance of swaps is the change in the individual equity values, specific interest rate, currency or other factors that determine the amounts of payments due to and from the counterparties. If a swap calls for payments by a Portfolio Fund or Portfolio Account, it must be prepared to make such payments when due. See also "Risk Factors--Special Investment Instruments and Techniques - Counterparty Credit Risk" below. To achieve investment returns equivalent to those achieved by a Portfolio Manager in whose investment vehicle the Fund may not be able to invest directly, the Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive over a stated time period the total return of a referenced investment vehicle that is managed by that Portfolio Manager.

      CALL AND PUT OPTIONS. Portfolio Managers may use options as part of their investment programs. There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (I.E., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (I.E., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

      INDEX DERIVATIVES. The Fund may use Index Derivatives to facilitate its ability to track the Index or specified components of the Index under circumstances where regulatory, tax or other considerations prohibit or restrict investments by the Fund in Portfolio Funds. These instruments, which may be structured as swaps, options or notes, involve risks similar to those generally associated with swaps and other derivatives, but also involve investment risks similar to those associated with direct investments in Portfolio Funds to the extent that the returns payable to the Fund from an Index Derivative will be linked to the investment returns of Portfolio Funds. The use of Index
Derivatives also involves various costs that would not be incurred when investing in Portfolio Funds. These costs will reduce the investment returns of the Fund.

      COMMODITY FUTURES CONTRACTS. Portfolio Funds and Portfolio Accounts may trade in commodity futures (and related options), a practice which may involve substantial risks. The low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss. There is no assurance that a liquid secondary market will exist for commodity futures contracts or options purchased or sold, and a Portfolio Fund or Portfolio Account may be required to maintain a position until exercise or expiration, which could result in losses. Futures positions may be illiquid because, for example, most U.S. commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." Once the price of a contract for a particular future has increased or decreased by an amount equal to the daily limit, positions in the future can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have moved to the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent a Portfolio Fund or Portfolio Account from promptly liquidating unfavorable positions and cause it to be subject to substantial losses. In addition, a Portfolio Fund or Portfolio Account may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or the Commodity Futures Trading Commission (the "CFTC") may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only. In addition, the CFTC and various exchanges impose speculative position limits on the number of positions that may be held in particular commodities. Trading in commodity futures contracts and options are highly specialized activities that may entail greater than ordinary investment or trading risks.

      FAILURE OF FUTURES COMMISSION MERCHANTS. Under the Commodity Exchange Act, as amended (the "CEA"), futures commission merchants are required to maintain customers' assets in a segregated account. To the extent that a Portfolio Fund or Portfolio Account engages in futures and options contract trading and the futures commission merchants with whom it maintains accounts fail to so segregate the assets of the Portfolio Fund or Portfolio Account, the Portfolio Fund or Portfolio Account will be subject to a risk of loss in the event of the bankruptcy of any of its futures commission merchants. In certain circumstances, a Portfolio Fund or Portfolio Account might be able to recover, even with respect to property specifically traceable to the Portfolio Fund or Portfolio Account, only a pro-rata share of all property available for distribution to a bankrupt futures commission merchant's customers.

      OTHER FUTURES CONTRACTS AND OPTIONS THEREON. Portfolio Funds or Portfolio Accounts may enter into futures contracts on securities indices and U.S. Government securities that are traded on exchanges licensed and regulated by the CFTC or on foreign exchanges, and may trade in currency futures contracts. A securities index futures contract does not require the physical delivery of the securities underlying the index, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract's expiration date, a final cash settlement occurs and the futures positions are simply closed out. Changes in the market value of a particular securities index futures contract reflect changes in the specified index of the securities on which the futures contract is based. Trading on foreign exchanges is subject to the legal requirements of the jurisdiction in which the exchange is located and the rules of such foreign exchange.

      A Portfolio Fund or Portfolio Account may sell a currency futures contract if it is anticipated that exchange rates for a particular currency will fall. A Portfolio Fund or Portfolio Account may purchase a currency futures contract for non-hedging purposes to pursue its investment objective when it anticipates that a particular currency will appreciate in value, but securities denominated in that currency do not present an attractive investment and are not included in its portfolio. In addition, such a transaction can be used as a hedge against a decrease in the value of portfolio securities that are denominated in such currency. If it is anticipated that a particular currency will rise, a Portfolio Manager may purchase a currency futures contract to protect against an increase in the price of securities that are denominated in a particular currency and which the Portfolio Manager intends to purchase.

      A risk in employing currency futures contracts to protect against the price volatility of portfolio securities that are denominated in a particular foreign currency is that the prices of the securities that are subject to such contracts may not completely correlate with the behavior of the cash prices of portfolio securities. The correlation may be distorted by the fact that the currency futures market may be dominated by short-term traders seeking to profit from changes in exchange rates. This would reduce the value of such contracts used for hedging purposes over a short-term period. Such distortions are generally minor and would diminish as the contract approached maturity. Another risk is that a Portfolio Manager could be incorrect in its expectation as to the direction or extent of various exchange rate movements or the time span within which the movements take place.

      Although futures and options transactions, when used for hedging rather than non-hedging purposes to pursue a Portfolio Fund's or Portfolio Account's investment objective, are intended to enable the Portfolio Fund or Portfolio Account to manage interest rate, stock market or currency exchange risks, unanticipated changes in interest rates, market prices or currency exchange rates could result in poorer performance than if the Portfolio Fund or Portfolio Account had not entered into these transactions. Even if a Portfolio Manager correctly predicts interest rate, market price or currency rate movements, a hedge could be unsuccessful if changes in the value of its futures position did not correspond to changes in the value of its investments. This lack of correlation between the futures and securities or currency positions may be caused by differences between the futures and securities or currency markets or by differences between the assets underlying a futures position and the securities held by or to be purchased for the Portfolio Fund or Portfolio Account.

      The prices of futures contracts depend primarily on the value or level of the indices or assets on which they are based. Because there are a limited number of types of futures contracts, it is likely that the standardized futures contracts available to a Portfolio Fund or Portfolio Account will not exactly match the assets the Portfolio Fund or Portfolio Account wishes to hedge or intends to purchase, and consequently will not provide a perfect hedge against all price fluctuation. To compensate for differences in historical volatility between positions a Portfolio Manager wishes to hedge and the standardized futures contracts available to it, a Portfolio Manager may purchase or sell futures contracts with a greater or lesser value than the assets it wishes to hedge or intends to purchase.

      Futures contracts and options thereon are derivative instruments. Losses that may arise from certain futures transactions, particularly those involved in non-hedging contexts to pursue a Portfolio Fund's or Portfolio Account's investment objective, are potentially unlimited.

      HEDGING TRANSACTIONS. Portfolio Managers may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Portfolio Managers to hedge against a change or event at a price sufficient to protect a Portfolio Fund's or Portfolio Account's assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. A Portfolio Manager may enter into hedging transactions to seek to reduce: currency exchange rate and interest rate risks, the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular; or the risks posed by the occurrence of certain other events. However, unanticipated changes in currency or interest rates, or increases or smaller than expected decreases in the equity markets or sectors being hedged, or the non-occurrence of other events being hedged against may result in a poorer overall performance for the Fund than if the Portfolio Manager had not engaged in any hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Portfolio Managers may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Portfolio Managers from achieving the intended hedge or expose the Fund to additional risk of loss.

      COUNTERPARTY CREDIT RISK. Many of the markets in which the Portfolio Funds or Portfolio Accounts effect their transactions are "over-the-counter" or "inter-dealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. To the extent a Portfolio Fund or Portfolio Account invests in swaps, derivative or synthetic instruments, or other over-the-counter transactions, it is assuming a credit risk with regard to parties with which it trades and also bears the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes a Portfolio Fund or Portfolio Account to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Portfolio Fund or Portfolio Account to suffer a loss. Counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where a Portfolio Fund or Portfolio Account has concentrated its transactions with a single or small group of counterparties. Portfolio Funds and Portfolio Accounts are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Portfolio Funds and Portfolio Accounts to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund. The use of Index Derivatives by the Fund involves similar risks.

      LEVERAGE; INTEREST RATES; MARGIN. The Fund is authorized to borrow money for investment purposes, including to facilitate its ability to track the Index, to meet repurchase requests and for cash management purposes. Portfolio Funds generally are also permitted to borrow money. The Fund, Portfolio Funds and Portfolio Accounts may directly or indirectly borrow funds from brokerage firms and banks. Borrowing for investment purposes is known as "leverage." Portfolio Funds and Portfolio Accounts may also "leverage" by using options, swaps, forwards and other derivative instruments. Although leverage presents opportunities for increasing investment return, it has the effect of potentially increasing losses as well. Any event that adversely affects the value of an investment, either directly or indirectly, by a Portfolio Fund or Portfolio Account could be magnified to the extent that leverage is employed. The cumulative effect of the use of leverage, directly or indirectly, in a market that moves adversely to the investments of the entity employing the leverage could result in a loss that would be greater than if leverage were not employed. In addition, to the extent that the Fund, Portfolio Funds or Portfolio Accounts borrow funds, the rates at which they can borrow may affect the operating results of the Fund.

      In general, the anticipated use of short-term margin borrowings results in certain additional risks. For example, should the securities that are pledged to brokers to secure margin accounts decline in value, or should brokers from which the securities have been borrowed increase their maintenance margin requirements (I.E., reduce the percentage of a position that can be financed), then there could be a "margin call," pursuant to which additional funds would have to be deposited with the broker or the broker would effect a mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of pledged securities, it might not be possible to liquidate assets quickly enough to pay off the margin debt and this could result in mandatory liquidation of positions in a declining market at relatively low prices. For these reasons, the use of borrowings for investment purposes is considered a speculative investment practice.

      SHORT SELLING. Portfolio Managers may engage in short selling. Short selling involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows an investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, as the price of the underlying securities could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. For these reasons, short selling is considered a speculative investment practice.

      Portfolio Funds and Portfolio Accounts may also effect short sales "against the box." These transactions involve selling short securities that are owned (or that a Portfolio Fund or Portfolio Account has the right to obtain). When a Portfolio Fund or Portfolio Account enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. Portfolio Funds and Portfolio Accounts will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.

GENERAL RISKS

      NON-DIVERSIFIED STATUS AND INDUSTRY CONCENTRATION. The Fund is a "non-diversified" investment company. Thus, there are no percentage limitations imposed by the Investment Company Act on the percentage of the Fund's assets that may be invested in the securities of any one issuer. Also, there are no requirements that the investments of Portfolio Funds be diversified. The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments. The Fund does intend to comply with the diversification requirements imposed by Section 851(b)(3) of the Internal Revenue Code of 1986, as amended (the "Code").

      Under these requirements, at the end of each quarter of the Fund's taxable year: (i) at least 50% of the market value of the Fund's total assets must be invested in cash, U.S. Government Securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited (for purposes of this calculation) to an amount not greater than 5% of the value of the Fund's total assets and not greater than 10% of the outstanding voting securities of such issuer; and (ii) not more than 25% of the value of the Fund's assets may be invested in securities (other than U.S. Government securities or securities of other regulated investment companies) of any one issuer or any two or more issuers that the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses. For purposes of meeting these diversification requirements, the Fund will test the diversification of its assets in each of two ways: (i) each Portfolio Fund will be treated as a single issuer and each Portfolio Account's assets will be treated as if held directly by the Fund; and
(ii) the Fund's proportionate share of the assets of each Portfolio Fund and Portfolio Account will be treated as if held directly by the Fund.

      In addition, the Fund does not invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in a single industry or group of related industries (but invests 25% or more of the value of its total assets in Portfolio Funds except during temporary periods of adverse market conditions affecting Portfolio Funds in which the Fund invests). Portfolio Funds generally are not subject to similar industry concentration restrictions on their investments and, in some cases, may invest 25% or more of the value of their total assets in a single industry or group of related industries. The Fund will not invest in a Portfolio Fund if, as a result of such investment, 25% or more of the value of the Fund's total assets would be invested in Portfolio Funds that have investment programs that focus on investing in one particular industry or group of related industries. Nevertheless, it is possible that, at any given time, the Portfolio Funds in which the Fund is invested will, in the aggregate, have investments in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. For this reason, an investment in the Fund involves greater investment risk because there is a possibility that a significant portion of the Fund's assets may at some times be invested, indirectly through Portfolio Funds in which the Fund invests, in the securities of issuers engaged in similar businesses that are likely to be affected by the same market conditions and other industry-specific risk factors. Portfolio Funds are not generally required to provide current information regarding their investments to their investors (including the Fund). Although Rydex has entered into an agreement with PlusFunds Group Inc. ("PlusFunds") pursuant to which PlusFunds has agreed to provide information regarding the investments of certain Portfolio Funds, the Fund may nevertheless not be able to determine at any given time whether or the extent to which Portfolio Funds, in the aggregate, have invested 25% or more of their combined assets in any particular industry or group of related industries.

      PERFORMANCE-BASED ALLOCATIONS. Each Portfolio Manager generally is entitled to receive performance-based allocations, expected to range from 15% to 25% of net profits, with respect to the Portfolio Fund that it manages. Performance-based allocations may create an incentive for Portfolio Managers to make investments that are riskier or more speculative than those that might have been made in the absence of such arrangements. In addition, because the performance-based allocations are generally calculated on a basis that includes both realized and unrealized appreciation, these allocations may be greater than if they were based solely on realized gains. See "Special Risks of Multi-Manager Structure."

      LIMITED LIQUIDITY. An investment in the Fund provides only limited liquidity because the Fund is a closed-end fund and shareholders will not have the right to redeem shares. Liquidity will be provided only through share repurchase offers that will be made by the Fund from time to time. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of shares and should be viewed as a long-term investment.

      The Fund believes that repurchase offers will generally be beneficial to the Fund's shareholders, and will generally be funded from available cash or sales of portfolio holdings. However, if the Fund borrows money to finance repurchases, interest on borrowings will negatively affect shareholders who do not tender their shares for repurchase by increasing the Fund's expenses and reducing investment return. Payment for repurchased shares may require the Fund, and in turn the Portfolio Funds, to liquidate portfolio holdings earlier than they would otherwise liquidate these holdings, potentially resulting in losses, and may increase portfolio turnover. There can be no assurance that the Fund will have sufficient cash to repurchase shares.

      Each repurchase offer will be made for a specified dollar amount of the Fund's outstanding shares. If a repurchase offer is oversubscribed by shareholders who tender shares, the Fund will repurchase only a pro-rata portion of the shares tendered by each shareholder. In addition, a shareholder who tenders for repurchase only a portion of the shares he or she holds will be required to maintain a minimum balance of $15,000, as of the repurchase date. The Fund has the right to reduce the amount of shares to be repurchased from a shareholder so that the required minimum balance is maintained. The Fund expects to distribute cash to shareholders whose shares are repurchased.

      Repurchase of the Fund's shares will reduce the number of outstanding shares and the Fund's net assets. A reduction in the Fund's net assets will tend to increase the Fund's expense ratio. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares for repurchase by increasing the Fund's expenses, which will reduce any net investment income. For these various reasons, an investment in shares of the Fund is suitable only for sophisticated investors. See "Repurchase Offers."

      DEPENDENCE ON PLUSFUNDS AND OTHERS. The Fund and Rydex are dependent upon certain services provided by PlusFunds and others, which include the furnishing of information regarding the composition of the Index, the investment holdings of certain Portfolio Funds and the valuation of interests in certain Portfolio Funds. There can be no assurance that PlusFunds will not terminate its agreement with Rydex pursuant to which that information is provided.

      In addition, S&P has granted a license to PlusFunds to use certain trademarks, including the trademark "SPhinX," as well as the right to utilize the Index in connection with the creation and operation of various investment vehicles such as the Fund and certain Portfolio Funds. PlusFunds has sub-licensed certain of these rights to Rydex. Under various circumstances, the license agreement between PlusFunds and S&P or the license agreement between Rydex and PlusFunds may be terminated. In the event of such termination, the Fund may be unable to continue to utilize such trademarks and may not be able to obtain necessary information regarding the Index. This could make continued operation of the Fund impractical.

      CONFLICTS OF INTEREST. Rydex and its affiliates, as well as the Portfolio Managers and their respective affiliates, provide investment advisory and other services to clients other than the Fund and Portfolio Funds and Portfolio Accounts. In addition, investment professionals associated with Rydex and the Portfolio Managers may carry on investment activities for their own accounts and the accounts of family members (collectively, with other accounts managed by Rydex and its affiliates, "Other Accounts"). The Fund, Portfolio Funds and Portfolio Accounts have no interest in these activities. As a result of the foregoing, Rydex and the Portfolio Managers will be engaged in substantial activities other than on behalf of the Fund, Portfolio Funds and Portfolio Accounts, and may have differing economic interests in respect of such activities and may have conflicts of interest in allocating investment opportunities.

      There may be circumstances under which a Portfolio Manager will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of the Portfolio Fund's or Portfolio Account's assets they commit to such investment. There also may be circumstances under which a Portfolio Manager purchases or sells an investment for its Other Accounts and does not purchase or sell the same investment for a Portfolio Fund or Portfolio Account, or purchases or sells an investment for a Portfolio Fund or Portfolio Account and does not purchase or sell the same investment for one or more Other Accounts. However, it is generally the policy of the Portfolio Managers that investment decisions for all accounts they manage be made based on a consideration of their respective investment objectives and policies, and other needs and requirements affecting the accounts and that investment transactions and opportunities be fairly allocated among Portfolio Funds, Portfolio Accounts and Other Accounts.

      Portfolio Managers and their affiliates may have interests in Other Accounts which differ from their interests in Portfolio Funds and Portfolio Accounts and may manage such accounts on terms that are more favorable to them than the terms on which they manage Portfolio Funds or Portfolio Accounts. In addition, Portfolio Managers may charge fees to Other Accounts and be entitled to receive performance-based incentive fees or allocations from Other Accounts that are lower than the fees and performance-based incentive allocations to which Portfolio Funds and Portfolio Accounts are subject.

SPECIAL RISKS OF MULTI-MANAGER STRUCTURE

      Portfolio Funds generally will not be registered as investment companies under the Investment Company Act. Thus, the Fund will not have the benefit of various protections afforded by the Investment Company Act with respect to its investments in Portfolio Funds. Although Rydex expects to receive certain information regarding the investment performance of Portfolio Funds on a regular basis, Rydex may have little or no means of independently verifying this information. A Portfolio Manager may use proprietary investment strategies that are not fully disclosed, which may involve risks under some market conditions that are not anticipated. In addition, certain Portfolio Managers will not be registered as investment advisers under the Advisers Act in reliance on certain exemptions from registration. In such cases, Portfolio Managers will not be subject to various disclosure requirements and rules that would apply to registered investment advisers.

      By investing in Portfolio Funds and Portfolio Accounts indirectly through the Fund, investors bear asset-based fees at the Fund level and indirectly bear asset-based fees and performance-based allocations at the Portfolio Fund or Portfolio Account level. Similarly, investors bear a proportionate share of the other operating expenses of the Fund (including administrative expenses) and indirectly bear similar expenses of Portfolio Funds and Portfolio Accounts. An investor who meets the conditions imposed by the Portfolio Managers, including investment minimums that may be considerably higher than the $25,000 minimum initial investment requirement imposed by the Fund, could invest directly with the Portfolio Managers, thereby avoiding the additional fees and expenses of the Fund.

      Each Portfolio Manager will receive any performance-based allocation to which it is entitled irrespective of the investment performance of other Portfolio Managers or the investment performance of the Fund generally. Thus, a Portfolio Manager with positive investment performance will receive this allocation from the applicable Portfolio Fund or Portfolio Account (and indirectly from the Fund and its shareholders) even if the Fund's overall investment return is negative. Investment decisions of the Portfolio Managers are made independently of each other. As a result, at any particular time, one Portfolio Manager may be purchasing shares of an issuer for a Portfolio Fund or Portfolio Account whose shares are being sold by another Portfolio Manager for another Portfolio Fund or Portfolio Account. In such situations, the Fund would indirectly be incurring transaction costs without accomplishing any net investment result.

      Because the Fund may make additional investments in or effect withdrawals from Portfolio Funds only at certain times and is subject to limitations set forth in the governing documents of the Portfolio Funds, the Fund from time to time may have to invest a greater portion of its assets temporarily in money market securities than it otherwise might wish to invest in order to maintain necessary liquidity to repurchase shares; may have to borrow money to repurchase shares, and may not be able to withdraw its investment in a Portfolio Fund promptly after it has made a decision to do so. This may adversely affect the Fund's investment return or increase the Fund's expenses. In particular, to the extent the Fund invests its assets in money market securities, those assets will not be available for investment in other opportunities, including Portfolio Funds, Index Derivatives and Portfolio Accounts.

      Portfolio Funds may be permitted to redeem their interests in-kind. Thus, upon the Fund's withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value. In these circumstances, Rydex would seek to dispose of the securities received by the Fund in a manner that is in the Fund's best interest.

      The Fund may agree to indemnify certain of the Portfolio Funds and, subject to certain limitations imposed by the Investment Company Act, certain Portfolio Managers from liability, damage, cost or expense arising out of, among other things, certain acts or omissions.

      PORTFOLIO ACCOUNT ALLOCATIONS. The Fund may on occasion allocate its assets to a Portfolio Manager by retaining the Portfolio Manager to manage a Portfolio Account for the Fund, rather than by investing in a Portfolio Fund. Portfolio Accounts can theoretically expose the Fund to unlimited liability and it is possible, given the leverage at which certain of the Portfolio Managers will trade, that the Fund could lose more in a Portfolio Account that is managed by a particular Portfolio Manager than the Fund has allocated to the Portfolio Manager to invest. This risk may be avoided if the Fund, instead of retaining a Portfolio Manager to manage a separate account comprised of a designated portion of the Fund's assets, creates a separate investment vehicle for which a Portfolio Manager will serve as general partner and in which the Fund will be the sole limited partner. Use of this structure, however, involves various expenses and there is no requirement that separate investment vehicles be created for Portfolio Accounts.

      CALCULATION OF NET ASSET VALUE. In some cases, the Fund will have little ability to assess the accuracy of the valuations of its investments in Portfolio Funds that are received from PlusFunds or from a Portfolio Fund or its administrator. There are no market quotations available to use in valuing the Fund's investments in Portfolio Funds. As a result, these investments will be valued at their fair values as determined in accordance with procedures adopted in good faith by the Board. These valuations may not in all cases accurately reflect the value of the Fund's investments in Portfolio Funds. Such inaccuracies may adversely affect the Fund or investors who purchase shares of the Fund or have their shares repurchased.

      The net asset value at which Fund shares are sold to investors and repurchased by the Fund is based upon the value of the Fund's interests in Portfolio Funds and the value of its other assets less liabilities and accrued expenses, determined as of the date shares are issued or the date as of which shares tendered for repurchase are valued (a "Valuation Date"). Generally, the Fund will rely on net asset values reported by the Portfolio Funds or their administrators as of those dates. Subsequent to the Valuation Date, adjustments may be made by a Portfolio Fund or its administrator to the net asset value of a Portfolio Fund to correct valuation, accounting or other errors. The Fund will adjust the number of Fund shares issued to or repurchased from any particular shareholder in the event that a more accurate valuation becomes available prior to the end of the subsequent month in which the shares are issued or repurchased by the Fund. A previously determined net asset value per share of the Fund will not be modified as a result of adjustments made after the last Business day of the subsequent month. As a result, the prices at which the Fund issues or repurchases shares may not always reflect accurately the value of the Fund's assets. This could result in investors paying too much upon the purchase of shares or receiving too little upon repurchase of their shares. This could adversely affect existing shareholders of the Fund if shares are issued at too low a price or repurchased at too high a price. See "Calculation of Net Asset Value."

      Certain securities in which Portfolio Funds or Portfolio Accounts invest may not have readily ascertainable market prices. Securities held by Portfolio Funds will nevertheless generally be valued by PlusFunds or the Portfolio Managers, which valuations will be conclusive with respect to the Fund, even though there generally will be a conflict of interest in valuing such securities because the values given to the securities will affect the compensation of the Portfolio Managers. Any such securities held by a Portfolio Account will be valued at their "fair value" as determined in good faith in accordance with procedures adopted in good faith by the Board.

                                 USE OF PROCEEDS

      Proceeds from the sale of shares, net of the Fund's organization costs, offering costs and ongoing fees and expenses, are invested in the Fund's investment program and objective as soon as practicable after the receipt of such proceeds by the Fund.

                  INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

THE FUND'S OBJECTIVE

      The  Fund's  investment  objective  is to  seek  investment  returns  that substantially correlate with the performance of the Index (before Fund expenses). No assurance can be given that the Fund will achieve its investment objective.

      The Fund's investment objective is fundamental and may not be changed without the approval of its shareholders. However, except as otherwise stated in this Prospectus or in the SAI, the investment policies and restrictions of the Fund are not fundamental and may be changed by the Board. The Fund's fundamental investment policies are listed in the SAI. Its principal investment policies and strategies are discussed below. The Fund may change any investment policy and strategy that is not fundamental if the Board believes doing so would be consistent with the Fund's investment objective.

THE FUND'S INVESTMENT PROGRAM

      The Fund pursues its investment objective by investing its assets primarily: (i) in Portfolio Funds that are managed by the Portfolio Managers selected by S&P for inclusion in the Index or (ii) in Index Derivatives. Although the constituents of the Index are selected for inclusion in the Index by S&P, Rydex, as the Fund's investment adviser, is responsible for determining the investments of the Fund, including the Portfolio Funds in which the Fund invests and the portion of the Fund's assets allocated to each Portfolio Manager. Portfolio Funds in which the Fund invests may take different legal forms, including private investment limited partnerships, joint ventures, investment companies and similar investment vehicles.

      To the extent feasible, Rydex intends to implement the Fund's investment program by investing the Fund's assets primarily in Portfolio Funds that are managed by the Portfolio Managers selected by S&P for inclusion in the Index, and which are the actual constituents of the Index. These Portfolio Funds are specially designed to facilitate tracking of the Index and enable investment in multiple Portfolio Funds through investment in a single investment vehicle. However, assets of the Fund may be invested in other Portfolio Funds managed by the Portfolio Managers and in Index Derivatives to the extent that such investments may facilitate the Fund's ability to pursue its investment objective consistent with applicable regulatory and tax requirements. In addition, the Fund may on occasion retain one or more Portfolio Managers to manage Portfolio Accounts. The Fund normally invests at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in Portfolio Funds that are managed by the Portfolio Managers and Index Derivatives.

      Portfolio Funds generally are not required to register under the Investment Company Act because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest in the fund. The typical Portfolio Fund has greater investment flexibility than traditional investment funds (such as mutual funds and most registered investment companies) as to the types of securities it may own, the types of trading strategies it may employ and, in many cases, the amount of leverage it may use.

      Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, U.S. and foreign equities and equity-related instruments, currencies, financial and commodities futures, and fixed-income and other debt-related instruments. Portfolio Managers generally are not limited as to the markets in which they may invest or the investment disciplines that they may employ.

      During periods of adverse market conditions in the securities markets, one or more Portfolio Managers may temporarily invest all or any portion of the assets it manages in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold assets as cash. At any time, the Fund may invest directly in money market instruments or shares of money market funds, or hold cash, for liquidity purposes.

      The Fund will limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund's outstanding voting securities, absent an order of the SEC (or assurances from the SEC staff) under which the Fund's contribution and withdrawal of capital from a

Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various Investment Company Act prohibitions on affiliated transactions. The Fund also may not be required to adhere to this 5% investment limitation to the extent that it can rely on certain regulatory exemptions from the prohibitions on affiliated transactions. The 5% limitation will not apply if the Fund purchases non-voting securities of a Portfolio Fund. The Fund will not purchase voting or non-voting securities of a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund's outstanding equity.

      Portfolio Managers generally invest primarily in securities and other investments that are marketable. However, certain Portfolio Managers may also invest a portion of the assets of Portfolio Funds in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds are not marketable and only have limited liquidity.

      The retention of a Portfolio Manager to manage a Portfolio Account is subject to the approval of the Board, including a majority of the persons comprising the Board (the "Trustees") who are not "interested persons," as defined by the Investment Company Act, of the Fund or the Portfolio Manager (the "Independent Trustees"). The retention of a Portfolio Manager will in such cases also be subject to approval by shareholders, unless the Fund seeks and obtains an order of the SEC exempting the Fund from this requirement. The Fund may seek to obtain an SEC order exempting it from the shareholder approval requirement. However, no assurance can be given that such an order will be issued. The Fund's participation in any Portfolio Account arrangement will be subject to the requirement that the Portfolio Manager be registered as an investment adviser under the Advisers Act, and the Fund's contractual arrangements with the Portfolio Manager will be subject to the requirements of the Investment Company Act applicable to investment advisory contracts.

      In managing Portfolio Funds, Portfolio Managers are not subject to the Fund's investment policies and restrictions or the various limitations and prohibitions applicable to the activities of investment companies registered under the Investment Company Act (such as the Fund). THIS INVOLVES VARIOUS RISKS, INCLUDING THOSE ASSOCIATED WITH THE FACT THAT PORTFOLIO FUNDS ARE NOT GENERALLY SUBJECT TO ANY REQUIREMENTS THAT THEY DIVERSIFY THEIR INVESTMENTS OR LIMIT THEIR INVESTMENTS IN THE SECURITIES OF ISSUERS ENGAGED IN A SINGLE
INDUSTRY OR GROUP OF RELATED INDUSTRIES. SEE "RISK FACTORS--GENERAL RISKS-NON-DIVERSIFIED STATUS AND INDUSTRY CONCENTRATION." However, the Fund's investment policies and restrictions, and limitations and prohibitions on investments imposed by the Investment Company Act, will apply to Portfolio Accounts.

THE STANDARD AND POOR'S(R) HEDGE FUND INDEX

      The Index is an investable benchmark that reflects the performance of a select group of hedge fund managers that pursue investment programs that S&P has determined represent the range of major investment strategies employed by hedge funds. Although the Fund's investment objective is to seek investment returns that substantially correlate with the performance of the Index (before Fund expenses), an investment in the Fund is not an investment in the Index and there can be no assurance that the performance of the Fund will directly track the performance of the Index.

      The Index currently has 41 constituents,  divided into three  sub-indices:
(i) S&P Event-Driven Index, (ii) S&P Directional/Tactical Index and (iii) S&P Arbitrage Index. These sub-indices represent a total of nine specific investment strategies. The strategies are equally weighted to ensure well-rounded representation of hedge fund investment approaches and to avoid overrepresentation of currently popular strategies. The three sub-indices currently comprising the Index are described below. S&P may add additional or subtract strategies in the future at its election.

      EVENT DRIVEN strategies seek to earn excess returns through the purchase and sale of securities based on anticipated outcomes of company specific or transaction specific situations. Portfolio Managers employing these strategies try to exploit profitable opportunities based on a particular event, such as an anticipated merger or pending bankruptcy. There are generally no limits on the amount of leverage a Portfolio Manager may employ in pursuing these strategies. These strategies include:

      (1) MERGER ARBITRAGE. Portfolio Managers employing this strategy seek to profit by capturing the price differential between the current market price of a security and its expected future value based on the occurrence of a merger or similar corporate reorganization events. These Portfolio Managers tend to utilize fundamental analysis to identify mergers with a higher probability of closing. They generally engage in short selling to lock in the price differential of stock for stock mergers. They may also use options hedging and other techniques to mitigate risk and capture profits. Positions may be in securities of companies not currently engaged in announced transactions, but which are believed to be undervalued and likely candidates for future mergers or reorganizations.

      (2)  DISTRESSED  SECURITIES.  Portfolio  Managers  employing this strategy generally invest in securities of financially troubled companies (I.E., companies involved in bankruptcies, exchange offers, workouts, financial reorganizations and other special credit event related situations). These Portfolio Managers may seek to identify distressed securities in general or focus on one particular segment of the market (I.E., senior secured debt). Investments may be passively acquired in the secondary market, acquired through participation in merger activity, or acquired with the view toward actively participating in a re-capitalization or restructuring plan. Portfolio Managers may take an active role and seek representation in management, on the board of directors and on credit committees. They may invest in marketable and non-marketable securities including, without limitation any type of debt, preferred or common stock, warrants, options, and hybrid instruments. Many of these securities may be restricted and may not be readily tradable. When securities are illiquid, price discovery may be severely limited. Due to this limitation, a Portfolio Manager's ability to monitor performance is significantly reduced. Certain Portfolio Managers investing in distressed securities may use leverage.

      (3) SPECIAL SITUATIONS. Portfolio Managers employing this strategy seek to profit by capturing the price differential between the current market price of a security and its expected future value based on the occurrence of a corporate restructuring, reorganization or significant alteration in the company's strategy or product mix. These include, but are not limited to, spin-offs, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, rights offers, re-capitalizations, liquidations, and similar transactions. Portfolio Managers who pursue special situation strategies may use options hedging and other arbitrage techniques in seeking to mitigate risk and capture  profits.  Positions  may be in  securities  of  companies  not currently engaged in announced transactions, but which are believed by a Portfolio Manager to be undervalued and likely candidates for future reorganization. Some Portfolio Managers employing this investment strategy may utilize leverage.

      DIRECTIONAL OR TACTICAL trading strategies involve speculating on the direction of currency, commodity, equity and bond markets. These strategies can be model based (I.E., the Portfolio Manager relies heavily on computer-based models that generate buy or sell signals based on various economic and market inputs) or subjective (I.E., the Portfolio Manager relies heavily on its discretionary judgment resulting from a fundamental analysis of various economic indicators). There generally are no limits on the amount of leverage a Portfolio Manager employing these strategies may use. Within this strategy, there are three main categories:

      (1) MACRO. Portfolio Managers employing this strategy take long and short positions in the world's major capital and derivative markets. The positions taken by these Portfolio Managers reflect their views in the overall market direction, as influenced by major economic trends and events. These Portfolio Managers often use a high degree of leverage.

      (2) LONG/SHORT EQUITY. Portfolio Managers pursuing this strategy employ stock-specific investment strategies that have net exposure to the equity market. Net exposure is defined as the excess of the long market exposure less the short market exposure. Strategies typically used by an equity hedge manager include long/short equity and short equity. Long/short equity focuses on fundamental stock selection, both long and short, generally with a long market bias. This strategy is designed to deliver equity-like returns that are derived from the Portfolio Manager's fundamental stock selection and the portfolio's exposure to the market. Portfolio Managers employing this investment strategy may use leverage.

      (3) MANAGED FUTURES. Portfolio Managers employing this strategy trade in listed financial and commodity markets around the world. Portfolio Managers that follow a systematic approach tend to take positions based primarily on price and market specific information. Portfolio Managers that follow a discretionary approach analyze price and market specific information as well as broader economic and political fundamentals in taking positions. Both systematic and discretionary approaches rely heavily on computer-generated models to identify trades, determine size of positions and precisely time trades. It is expected that the Portfolio Managers represented in the Index will follow systematic trading approaches.

      ARBITRAGE strategies attempt to profit from pricing inefficiencies in various markets, including stocks and bonds, of U.S. and foreign issuers. Portfolio Managers that pursue these strategies seek to generate investment returns while minimizing directional market risk. They attempt to neutralize long and short exposures to minimize the impact of general market movements, generally, by entering into two simultaneous transactions: the purchase of an undervalued security and the selling short of an overvalued security. Therefore, profitability should not be dependent upon the general rise in price of the securities markets or of specific securities, but instead should depend on the change in the relationship of the two securities. Generally, there are no limits on the amount of leverage Portfolio Managers may use in pursuing these investment strategies.

      Arbitrage strategies are generally very complex and involve instruments that have inherent relationships with one another. The types of instruments traded vary considerably depending on the Portfolio Manager's arbitrage strategy. Because these strategies attempt to capture relatively small mispricings between two related securities, Portfolio Managers using these strategies typically use moderate to substantial leverage to produce attractive rates of return. Computer models and mathematical calculations may be used to identify trading opportunities. Within this strategy, there are three main categories:

      (1) EQUITY MARKET NEUTRAL. Portfolio Managers employing this strategy attempt to construct portfolios that will generate attractive returns through the development and implementation of sophisticated quantitative and qualitative trading models. Most of these models dictate the purchase of stocks that are expected to perform relatively better than the broader market while, at the same time, selling short those stocks expected to perform relatively worse. These Portfolio Managers operate from the premise that they can forecast the relative performance of specific stocks better than that of the market as a whole, thereby decreasing systemic risk in favor of stock specific risk. They also attempt to further control risk by keeping market exposure to a minimum, exhibiting only a slight directional bias (20% on average, over time). Generally, these Portfolio Managers seek to invest in or sell short larger, more liquid stocks. A market neutral Portfolio Manager's returns are generated by having the ability to pick stocks within and across a broad range of industry sectors, irrespective of the movements of the broader market. Very often a Portfolio Fund will be comprised of long positions in the strongest companies within a given industry sector and short positions in those sectors showing signs of weakness.

      (2) CONVERTIBLE ARBITRAGE. Portfolio Managers employing this strategy may purchase a bond of a company that is convertible (either currently or at some future date) into the company's equity. These Portfolio Managers will hedge the equity exposure of the position by selling short the equity securities of the company or another related security in a ratio they believe appropriate. In addition, they may hedge the debt exposure of the position by creating a short position in a related fixed-income security. These Portfolio Managers use a combination of fundamental, empirical and quantitative valuation techniques to identify attractive convertible bonds, and typically utilize leverage.

      (3) FIXED-INCOME ARBITRAGE. Portfolio Managers employing this strategy may invest or trade in a variety of fixed-income securities across several markets. They may look to capture changes in the shape of the yield curve (I.E., the spread or difference in yield between different maturities of debt of an issuer). Portfolio Managers may also employ strategies to capture expected changes in credit spreads, such as the difference between the yield on a specific company's debt and the yield on U.S. Treasury securities (I.E., sell a company's bond and buy a Treasury security), or credit spreads within a specific company's capital structure (I.E., buy a company's senior debt and sell short its subordinated debt or equity). They may also focus on mortgage and mortgage-related securities. These Portfolio Managers tend to utilize significant amounts of leverage, take both long and short positions and employ options, futures and other derivatives.

      The performance of the Index reflects the investment returns of accounts managed by hedge fund managers selected by S&P. These accounts are separate entities from other funds managed by the included managers. The strategies comprising the Index are equally weighted, although the number of Portfolio Managers employing each strategy may vary. Performance of the accounts included in the Index is computed net of all fees and expenses of the accounts, including management and administrative fees and performance-based incentive compensation payable to the managers of those accounts.

      S&P has absolute discretion to modify any and all constituents of the Index. Because the Index is intended to be a benchmark and is not managed by S&P to achieve superior investment returns, poor investment performance by a particular hedge fund manager in and of itself would not result in elimination of that manager from the Index.

      The Index generally is rebalanced annually, but may be rebalanced more often as managers are added or removed. Additions to, or deletions from, the Index are determined by S&P and incorporated into the Index after the finalization process (typically several weeks after the end of the month in which the change is made) (each, a "Rebalancing Period"). Additions and deletions are expected to be announced at least one month prior to the start of each Rebalancing Period. Managers may be added or removed from the Index at the sole discretion of S&P and S&P retains the right to remove a manager between Rebalancing Periods if deemed necessary to address what it determines are extraordinary circumstances. Changes made in the composition of the Index will be publicly announced by S&P, and the Fund will not have advance access to such announcements. S&P reserves the right to restate past results of the Index should it be deemed necessary.

      The Index is intended to provide a benchmark which, in the opinion of S&P, is broadly reflective of hedge fund investment strategies. The criteria established by S&P are designed to screen out hedge fund managers who do not conform to their intended strategies, have untested strategies, have unsatisfactory operational or compliance issues, or do not meet the other criteria established by S&P. It is important to note that S&P's decision to include a particular hedge fund manager as one of the constituents of the Index does not reflect an endorsement by S&P or anyone else as to the merits of that hedge fund manager.

      The Fund is not sponsored, endorsed, sold or promoted by S&P, which is a division of The McGraw-Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the owners of shares of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Index to track the performance of hedge funds. S&P's only relationship to Rydex is the licensing of certain trademarks and trade names of S&P and of the Index, which is determined, composed and calculated by S&P without regard to Rydex or the Fund. S&P has no obligation to take the needs of Rydex or the shareholders of the Fund into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of issuance of shares of the Fund, the prices at which shares of the Fund are issued or the quantities of shares of the Fund to be issued or in the determination or calculation of the net asset value of the Fund. S&P has no obligation or liability in connection with the administration, marketing or trading of the Fund.

      S&P does not guarantee the accuracy or the completeness of the Index or any data included therein and S&P has no liability for any errors, omissions or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by Rydex, the Fund, investors in the Fund or any other person or entity form the use of the Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

      Appendix B contains past performance and statistical information regarding the Index. S&P commenced calculation of the Index on October 1, 2002. THIS PERFORMANCE AND STATISTICAL INFORMATION DOES NOT REPRESENT THE INVESTMENT PERFORMANCE OF THE FUND. The information is provided to illustrate the combined historic investment results obtained by the constituents of the Index and should not be viewed as indicative of the future investment performance of the Index or the Fund. Prospective investors should carefully read the notes accompanying the investment performance charts in Appendix B. PAST PERFORMANCE OF THE INDEX OR ITS CONSTITUENTS DOES NOT GUARANTEE FUTURE RESULTS OF THE INDEX OR THE FUND.

BORROWING, USE OF LEVERAGE

      The Fund is authorized to borrow money for investment purposes, including to facilitate its ability to track the Index, to meet repurchase requests and for cash management purposes. Portfolio Funds generally are also permitted to borrow money for similar purposes. The use of borrowings for investment purposes is known as "leverage" and involves a high degree of risk. The investment programs of certain Portfolio Managers may make extensive use of leverage. See "Risk Factors--Leverage; Borrowing."

      The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). These limits do not apply to the Portfolio Funds and, therefore, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Managers. The determination of compliance with the Asset Coverage Requirement as applicable to the Fund will take into account any borrowings by Portfolio Accounts, as well as to other transactions by Portfolio Accounts that can be deemed to result in the creation of "senior securities." Generally, in conjunction with investment positions of the Fund and Portfolio Accounts that are deemed to constitute senior securities, the Fund must: (i) observe the Asset Coverage Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the investment position with offsetting portfolio securities. Segregation of assets or covering investment positions with offsetting portfolio securities may limit a Portfolio Account's ability to otherwise invest those assets or dispose of those securities. See "Risk Factors--Leverage; Interest Rates; Margin."

SHORT SELLING

      Portfolio Funds and Portfolio Accounts may sell securities short. To effect a short sale, a Portfolio Fund or Portfolio Account borrows the security being sold short from a brokerage firm, or other permissible financial intermediary, and makes delivery of that security to the buyer. The Portfolio Fund or Portfolio Account then is obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price of the security at that time may be more or less than the price at which the security was sold short by the Portfolio Fund or Portfolio Account, which would result in a loss or gain, respectively. The use of short sales is a speculative practice and involves significant risks. See "Risk Factors-Short Selling."

DERIVATIVES

      Portfolio Funds and Portfolio Accounts may use financial instruments, known as derivatives, for purposes of hedging portfolio risk and for non-hedging purposes. Examples of derivatives include stock options, index options, swaps, futures contracts, forward contracts and options on futures. In addition, the Fund may use Index Derivatives to facilitate tracking the performance of the Index or specified components of the Index. These financial instruments will generally be structured as swaps, options or notes.

      Transactions in derivatives may be more efficient and less costly than entering into the actual individual long and short positions. Portfolio Funds and Portfolio Accounts are authorized to use any combination of derivatives in a variety of ways in pursuing their investment objectives. From time to time, new derivatives instruments are developed and offered in the marketplace. Portfolio Funds and Portfolio Accounts are authorized to utilize any such new instruments in pursuing their investment objectives. Transactions in derivatives, including Index Derivatives, involve risks. See "Risk Factors-Derivatives."

      The Fund has claimed an exclusion from the definition of the term commodity pool operator ("CPO") pursuant to Rule 4.5 under the CEA. Therefore, the Fund is not subject to registration or regulation as a CPO under the CEA.

SHORT-TERM AND DEFENSIVE INVESTMENTS

      The Fund invests its cash reserves in high quality short-term investments. These investments may include money market instruments and other short-term debt obligations, shares of money market mutual funds, and repurchase agreements with banks, brokers and dealers. During periods of adverse market or economic conditions, the Fund may temporarily invest all or a significant portion of its assets in these securities or hold cash. This could prevent the Fund from achieving its investment objective. Repurchase agreements involve certain risks that are described in the SAI.

                             MANAGEMENT OF THE FUND

GENERAL

      The Fund's Board provides broad oversight over the operations and affairs of the Fund. A majority of the Board is comprised of Independent Trustees.

      Rydex Capital Partners I, LLC ("Rydex") serves as the Fund's investment adviser. Rydex is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. Its address is 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850. The managing member of Rydex is Rydex Partners I, LLC, a Delaware limited liability company which in turn is wholly-owned by PADCO Advisors II, Inc., a Maryland corporation that is a registered investment adviser. Rydex Distributors, Inc. is the Distributor of the Fund's shares.

      Rydex is affiliated with PADCO Advisors, Inc. and PADCO Advisors II, Inc., which conduct their businesses under the name Rydex Investments. Rydex Investments is the investment adviser to an innovative mutual fund family with flexible investment products designed for a variety of market conditions.

      Pursuant to an investment advisory agreement with the Fund (the "Investment Advisory Agreement"), Rydex is responsible for developing, implementing and supervising the Fund's investment program and providing day-to-day investment management services to the Fund.

      In consideration for the investment advisory services provided by Rydex, the Fund pays Rydex a fee (the "Advisory Fee") calculated and paid monthly in arrears at the annual rate of 1.75% of the value of the Fund's net assets, determined as of the beginning of each month. The Advisory Fee is in addition to the fees and expenses borne by the Fund as an investor in Portfolio Funds. A pro-rata refund of a portion of the Advisory Fee will be made to the Fund in the event that the Investment Advisory Agreement is terminated at any time other than the end of a month.

      Rydex has entered into a licensing agreement with PlusFunds to obtain the right to offer shares of a registered investment company that pursues an investment program that seeks to track the Index and to obtain information and assistance from PlusFunds to facilitate the operations of the Fund. Fees payable to PlusFunds under this agreement are paid by Rydex and not by the Fund.

PORTFOLIO MANAGEMENT TEAM

      The Fund is managed by a team of investment professionals. The following portfolio manager, who is a member of Rydex Investments' Investment Leadership Team, is primarily responsible for the day-to-day management of the Fund and has final portfolio management decision-making authority.

      MICHAEL P. BYRUM, CFA, President of Rydex Capital Partners I, LLC. Mr. Byrum was named Chief Operating Officer of Rydex Investments in 2003 and has served as Chief Investment Officer of Rydex Investments since 2000. He has been associated with Rydex Investments and its affiliates since 1993 and during this time, has played a key role in the development of the firm's investment strategies and product offerings. As Senior Portfolio Manager, Mr. Byrum was instrumental in the launch of the OTC, Precious Metals, U.S. Government Bond, Ursa and Arktos Funds, and helped to create the Rydex Sector Funds. He was named Vice President of Portfolio for Rydex Investments in 1998, and Executive Vice President in 2000. Prior to joining Rydex Investments, Mr. Byrum worked for Money Management Associates, the investment adviser for Rushmore Funds, Inc. He holds a degree in finance from Miami University of Ohio.

      Additional information about Mr. Byrum's compensation, other accounts managed by him, and his ownership of securities in the Fund is available in the SAI.

ADMINISTRATIVE SERVICES

      Under the terms of an Administration Agreement with the Fund, Rydex provides certain administrative services to the Fund, including, among others: fund accounting; providing office space and other support services and personnel as necessary to the Fund; supervising the entities retained by the Fund to provide accounting services, investor services and custody services; preparing or assisting in the preparation of various reports, communications and regulatory filings of the Fund; assisting in the review of investor applications; monitoring the Fund's compliance with Federal and state regulatory requirements; coordinating and organizing meetings of the Board and meetings of shareholders; and maintaining and preserving certain books and records of the Fund. In consideration for these services, the Fund pays Rydex a fee calculated and paid monthly in arrears at the annual rate of 0.20% of the value of the Fund's net assets, determined as of the beginning of each month (the "Administration Fee"). Rydex has, at its own expense, retained Forum
Administrative Services, LLC and Forum Accounting Services, LLC to provide certain of these services. Rydex (or one of its affiliates) may pay from its own resources a shareholder servicing fee to financial intermediaries who administer the assets of multiple shareholders through an omnibus account arrangement.

      Rydex has entered into an agreement with Forum Administrative Services, LLC and Forum Accounting Services, LLC (collectively, the "Sub-Administrator") to provide certain of the foregoing administrative services at Rydex's expense. For these services, Rydex, at its own expense, pays the Sub-Administrator a monthly fee at the annual rate of 0.20% on the first $50 million of the Fund's monthly net assets, 0.15% on the Fund's monthly net assets between $50 million and $100 million, 0.10% on the Funds'monthly net assets between $100 million and $200 million, and 0.05% on the Fund's monthly net assets over $200 million. Such fee is subject to a $100,000 per year minimum.

TRANSFER AGENT SERVICES

      Forum  Shareholder  Services,  LLC (the  "Transfer  Agent")  serves as the
Fund's transfer agent. The principal address of the Transfer Agent is Two Portland Square, Portland, Maine 04101.

CUSTODIAN

      Citibank, N.A. (the "Custodian") serves as the custodian for the Fund's assets that have been credited to a securities or cash custodial account maintained at the Custodian with domestic and foreign subcustodians and securities depositories approved by the Board. The principal business address of Citibank, N.A. is 388 Greenwich Street, New York, NY 10013.

FUND EXPENSES

      The Fund bears various expenses associated with its operations, including, but not limited to: the Advisory Fee, the Administration Fee; any taxes; investment-related expenses incurred by the Fund (I.E., fees and expenses charged by Portfolio Managers and Portfolio Funds, and costs associated with organizing and operating Portfolio Accounts); fees and expenses for transfer agent and custody services; the fees and expenses of the Fund's independent auditors and legal counsel; costs associated with the registration of the Fund, including the costs of compliance with Federal and state laws; costs and expenses of holding meetings of the Board and meetings of shareholders, including costs associated with preparation and dissemination of proxy materials; the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board; and such other expenses as may be approved by the Board.

      The Fund indirectly bears additional fees and expenses as an investor in Portfolio Funds. Each Portfolio Manager generally receives a management fee and a performance allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to be between 1%-2.5%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance allocations are generally expected to be between 15%-25% of the net capital appreciation (if any) in the assets managed by a Portfolio Manager. If the Fund retains a Portfolio Manager to manage a Portfolio Account, a management fee and a performance fee or allocation would generally be payable to the Portfolio Manager. In such cases, the fees and allocations may differ from and could be higher than those described above. Any such arrangements will be subject to the approval of the Board and shareholders of the Fund.

      Rydex has contractually agreed to waive its fees or to pay or absorb the ordinary operating expenses of the Fund to the extent necessary to limit the ordinary operating expenses of the Fund (but excluding interest expense, brokerage commissions, indirect fees associated with the Fund's investment in Portfolio Funds and extraordinary expenses) to not more than 1.95% per annum of the average monthly net assets of the Fund (the "Expense Limitation"). The Expense Limitation may not be modified or eliminated except with the approval of the Board. Repurchase fees, if any, received by the Fund in connection with repurchase offers will be deemed to offset Fund expenses for purposes of the Expense Limitation. Thus, the Fund's ordinary operating expenses may exceed the Expense Limitation by an amount equal to the amount of repurchase fees the Fund receives.

                                REPURCHASE OFFERS

NO RIGHT OF REDEMPTION

      No shareholder or other person holding shares of the Fund acquired from a shareholder has the right to require the Fund to redeem those shares or any portion thereof. There is no public market for shares, and none is expected to develop. Liquidity will be provided to shareholders only through limited repurchase offers that will be made by the Fund from time to time, and shareholders may not be able to liquidate their investment other than as a result of repurchase offers by the Fund, as described below. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of shares and should be viewed as a long-term investment.

REPURCHASE OFFERS

      The Fund from time to time will offer to repurchase its outstanding shares pursuant to written tenders by shareholders. Repurchase offers will be made at such times and on such terms as may be determined by the Board, in its sole discretion, and generally will be offers to repurchase a specified dollar amount of the Fund's outstanding shares. A repurchase fee equal to 1.0% of the value of shares repurchased by the Fund will apply if the date as of which the shares are valued for purposes of repurchase is less than one-year following the date of the investor's purchase of the shares (for this purpose, the first shares purchased by an investor will be deemed to be the first shares sold by the investor I.E., the identity of the shares sold will be determined on a first-in, first-out basis). Shares purchased through the reinvestment of dividends and other distributions are not subject to the repurchase fee. The repurchase fee is payable to the Fund and if applicable, deducted before payment of the proceeds of the repurchase to the shareholder.

      In determining whether and when the Fund should repurchase shares, the Board will consider various factors, including recommendations that will be made by Rydex to the Board. Rydex expects that it will recommend to the Board that the Fund offer to repurchase shares four times each year, as of the last business day of March, June, September and December. A "business day" is a day in which the New York Stock Exchange is open for business (a "Business Day"). The Fund's Declaration of Trust provides that the Fund will be dissolved if the shares of any investor that has submitted a written request for repurchase of its shares have not been repurchased by the Fund within a period of two years after the investor's request, provided that dissolution will not be required if the Fund is unable to repurchase an investor's shares as a result of regulatory restrictions. The Board also will consider the following factors, among others, in making its determination:

            o whether any shareholders have requested the repurchase of shares by the Fund;

            o     the liquidity of the Fund's assets;

            o the investment plans and working capital requirements of the Fund;

            o the relative economies of scale with respect to the size of the Fund;

            o     the history of the Fund in repurchasing shares;

            o     the economic condition of the securities markets; and

            o the anticipated tax consequences of any proposed repurchase offers.

      The Board will determine that the Fund repurchase shares from investors only on terms the Board determines to be fair to the Fund and its shareholders. When the Board determines that the Fund will make a repurchase offer, notice of that offer will be provided to each shareholder describing the terms of the offer and containing information that shareholders should consider in deciding whether to tender their shares for repurchase. Shareholders who are deciding whether to tender their shares during the period that a repurchase offer is open may obtain information regarding the estimated net asset value of their shares from the Transfer Agent during the period the offer remains open.

      The repurchase of shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see "Taxes" and also "Tax Aspects" in the SAI.

REPURCHASE PROCEDURES

      Due to liquidity restraints associated with the Fund's investments in Portfolio Funds and the fact that the Fund may have to effect withdrawals from those funds to pay for shares being repurchased, it is presently expected that, under the procedures applicable to repurchase offers: shares will be valued for purposes of determining their repurchase price as of a date approximately 65 days after the date by which shareholders must submit a repurchase request (the "Net Asset Value Determination Date"); the Fund will generally pay 90% of the net asset value of the shares repurchased within approximately 25 days after the Net Asset Value Determination Date; and the balance due will be paid within approximately 35 days after the Net Asset Value Determination Date. The amount that an investor may expect to receive on the repurchase of shares will be the net asset value of the shares being repurchased determined as of the Net Asset Value Determination Date, less the repurchase fee, if applicable. Payments made in connection with repurchase offers will not be subject to adjustment after payment is made for repurchased shares. See "Risk Factors-Special Risks of Multi-Manager Structure- Calculation of Net Asset Value."

      Under these procedures, investors will have to decide whether to tender their shares for repurchase without the benefit of having current information regarding value of shares as of a date proximate to the Net Asset Value Determination Date. The value of shares will change between the date by which an investor must decide whether to tender its shares for repurchase and the Net Asset Value Determination Date. In addition, there will be a substantial period of time between the date as of which shareholders must tender their shares and the date they can expect to receive payment for those shares from the Fund. However, promptly after the expiration of a repurchase offer, shareholders whose shares are accepted by the Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund's obligation to pay for repurchased shares. Payments for repurchased shares may be delayed under circumstances where the Fund has determined to redeem its interests in Portfolio Funds to make such payments, but has experienced delays in receiving payments from the Portfolio Funds. The method by which the Fund calculates its net asset value per share is discussed below under the caption "Calculation of Net Asset Value."

      A shareholder who tenders for repurchase only a portion of its shares will be required to maintain a minimum balance of $15,000 of shares, as of the net asset value determination date. The Fund has the right to reduce the amount of shares tendered for repurchase by a shareholder so that the required minimum balance is maintained. If a repurchase offer is oversubscribed by shareholders, the Fund will repurchase only a pro-rata portion of the shares tendered by each shareholder.

      Repurchase   offers  by  the  Fund  are  subject  to  certain   regulatory
requirements imposed by SEC rules. The procedures applicable to repurchase offers as described above may be amended by the Board in order to comply with any regulatory requirements applicable to such repurchase procedures.

      The Fund may cancel an offer to repurchase shares (an "Offer"), amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to purchase shares tendered pursuant to the Offer, (b) there is, in the judgment of the Board, any: (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the States of Maryland or Maine that is material to the Fund; (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions;
(iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund; (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer; or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if shares tendered pursuant to the Offer were purchased, or (c) the Board determines that it is not in the best interest of the Fund to purchase shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

      The  Fund is  permitted  to  borrow  money  to meet  repurchase  requests.
Borrowing by the Fund involves certain risks for shareholders. See "Risk Factors-Leverage; Interest Rates; Margin."

MANDATORY REDEMPTION BY THE FUND

      The Fund may redeem the shares of any shareholder or any person acquiring shares of the Fund from or through a shareholder under certain circumstances, including if: ownership of the shares by the shareholder or other person will cause the Fund to be in violation of certain laws; continued ownership of the shares may adversely affect the Fund; any of the representations and warranties made by a shareholder in connection with the acquisition of the shares were not true when made or have ceased to be true; or it would be in the best interests of the Fund to repurchase the shares or a portion thereof. A shareholder whose shares are redeemed by the Fund will not be entitled to a refund of any amount of sales load paid in connection with the purchase of those shares.

                         CALCULATION OF NET ASSET VALUE

      The Fund currently computes its net asset value twice monthly as of the close of regular trading (generally 4:00 p.m., New York time) on each of the last two Business Days of the month. The Fund may determine to compute its net asset value more frequently than monthly. Securities owned by the Fund and for which market quotations are available will be valued at current market prices. If reliable market prices are unavailable, securities will be valued at fair value as determined in good faith in accordance with procedures approved by the Board.

      The Board has approved procedures pursuant to which the Fund will value its investments in Portfolio Funds at fair value. In accordance with these procedures, fair value of these investments ordinarily will be the value determined as of the end of the day of such valuation by the Portfolio Funds or their agents in accordance with the Portfolio Funds' valuation policies and as reported to the Fund. As a general matter, the fair value of the Fund's interest in a Portfolio Fund will represent the amount that the Fund could reasonably expect to receive from the Portfolio Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In the unlikely event that a Portfolio Fund does not report a value to the Fund on a timely basis, the Fund would determine the fair value of its interest in that Portfolio Fund based on the most recent value reported to the Fund, as well as any other relevant information available at the time the Fund values its assets. The Board has determined that any values of interests in Portfolio Funds reported as "estimated" or "final" values (using the nomenclature of the hedge fund industry) will be deemed to reasonably reflect market values of securities for which market quotations are available, or the fair value of such securities as of the Fund's valuation date. Although the procedures approved by the Board provide that Rydex will periodically review the valuations of interests in Portfolio Funds provided to the Fund, neither Rydex nor the Board will be able to confirm independently the accuracy of valuations of such interests provided by Portfolio Funds (which are unaudited, except for valuations as of the Portfolio Funds' fiscal year ends).

      The Fund's valuation procedures require Rydex to consider all relevant information available at the time the Fund values its assets. Rydex or, in certain cases, the Board, will consider such information, and may conclude in certain circumstances that the information provided by a Portfolio Fund does not represent the fair value of the Fund's interests in the Portfolio Fund. Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds typically will make available net asset value information to their investors which will represent the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if a redemption request had been timely made or if, in accordance with the terms of the Portfolio Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Fund could consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Portfolio Fund's net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision must be made in good faith, and subject to the review and supervision of the Board.

      The valuations reported by Portfolio Funds, based upon which the Fund calculates its net asset value, may be subject to later adjustment based on information reasonably available at that time. Other adjustments may occur from time to time. The Fund will adjust the number of Fund shares issued to or repurchased from any particular shareholder in the event that an adjustment to the Fund's net asset value is made prior to the end of the subsequent month in which the shares are issued or repurchased by the Fund. A previously determined net asset value per share of the

Fund will not be modified as a result of adjustments made after the last Business Day of the subsequent month. See "Risk Factors-Special Risks of Multi-Manager Structure-Calculation of Net Asset Value."

      Expenses of the Fund, including the Advisory Fee, the Administration Fee and the costs of any borrowings, are accrued and taken into account in determining net asset value.

      The Fund's net asset value per share is computed by subtracting the Fund's liabilities from the value of its assets and then dividing the result by the number of shares of the Fund then outstanding. Net asset value per share will be rounded up or down to the nearest cent.

                              DESCRIPTION OF SHARES

      The Fund is a Delaware statutory trust that was organized on December 4, 2002. It may issue an unlimited number of shares of beneficial interest with a $0.01 par value. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote, to participate equally with other shares in dividends and distributions declared by the Fund and, on liquidation, to their proportionate share of the assets remaining after satisfaction of outstanding liabilities. Fractional shares have proportionally the same rights, including voting rights, as are provided for a full share. Shares are not available in certificated form.

      The Board, in its absolute discretion, may prescribe such bases and times for declaring and paying dividends and other distributions on shares, as it may deem necessary or desirable. No shareholder or other person holding shares acquired from a shareholder will have the right to require the Fund to redeem those shares or any portion thereof.

      Shares do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. In general, any action requiring a vote of the shareholders of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the shares voted. Any change in the Fund's fundamental policies may also be authorized by the vote of the holders of "a majority of the outstanding voting securities" of the Fund, as defined in
Section 2(a)(42) of the Investment Company Act. The Declaration of Trust requires the affirmative vote of the holders of a majority of the outstanding shares to authorize a merger or consolidation of the Fund or certain sales of all or substantially all of the Fund's assets, except that if a majority of the Board approves such merger, consolidation or sale, the approval of a majority of shares present (in person or by proxy) at the shareholders' meeting shall be sufficient. The Declaration of Trust also requires the affirmative vote or consent of the holders of sixty-seven percent (67%) of outstanding shares to convert the Fund from a closed-end to an open-end company, except that if a majority of the Board approves such conversion, the approval of a majority of the Fund's outstanding shares shall be sufficient.

      Meetings of shareholders to consider any matter as to which a vote of shareholders is required by the Investment Company Act or is permitted to be requested by shareholders pursuant to the Investment Company Act and as to which the Board has not called a meeting of shareholders shall be called by the secretary upon the written request of the holders of shares entitled to cast not less than ten percent (10%) of all the votes then entitled to be cast on such matter at a meeting of shareholders. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. Only the Board may amend the by-laws. Some of the foregoing could have the effect of delaying, deferring or preventing changes in control of the Fund.

      Shares have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so and in such event, the holders of the remaining shares so voting will not be able to elect any Trustees.

      The Fund may be terminated at any time by vote of the holders of a majority of the outstanding shares of the Fund entitled to vote or by the Trustees. Upon termination of the Fund, after paying or providing for all obligations of the Fund, the Fund shall, in accordance with such procedures as the Board considers appropriate, reduce the remaining assets held to distributable form in cash or shares or other securities, or any combination thereof, and distribute the proceeds held ratably according to the number of shares held by shareholders on the date of termination.

      Under the Declaration of Trust, each Trustee shall serve during the continued lifetime of the Fund until he/she dies, resigns, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or, if sooner, until the next meeting of shareholders called for the purpose of electing Trustees and until the election and qualification of his/her successor. Vacancies may be filled by a majority of the remaining Trustees, except insofar as the Investment Company Act may require the election by shareholders. As a result, normally no annual or regular meetings of shareholders will be held, unless matters arise requiring a vote of shareholders under the Declaration of Trust or the Investment Company Act.

      Subject to obtaining such exemptions from the Investment Company Act as may be necessary, the Fund may in the future issue additional classes of shares having fees, charges, repurchase rights and other characteristics that differ from those of the shares being offered by means of this Prospectus.

                                      TAXES

      This summary of certain aspects of the Federal income tax treatment of the Fund and its shareholders is based upon the Code, judicial decisions, Treasury Regulations and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws. The Fund's investment strategies may be employed without regard to the tax consequences of the Fund's transactions on the Fund's shareholders.

      TAXATION OF THE FUND. The Fund intends to qualify to be treated as a regulated investment company under Subchapter M of the Code. While so qualified, the Fund will not be required to pay Federal income tax on that portion of its investment company taxable income and net capital gains it distributes to shareholders. The Fund intends to distribute substantially all of such income and gains to its shareholders each year and intends to distribute its income and gains in such a way that it will not be subject to the 4% Federal excise tax on certain undistributed amounts.

      Certain investments will cause the Fund to recognize taxable income in a year prior to the receipt by the Fund of a distribution, if any, from such investments relating to such income. The Fund nevertheless is required to make a taxable distribution to its shareholders with respect to such "phantom income" in the year of recognition and may need to borrow for that purpose.

      TAXATION OF SHAREHOLDERS. Most shareholders normally will have to pay Federal income tax and any state or local taxes on the dividends and distributions they receive from the Fund whether dividends and distributions are paid in cash or reinvested in additional shares. The tax status of any dividend or distribution is the same regardless of how long a shareholder has been an investor in the Fund except with respect to certain "Qualified Dividends" designated by the Fund. In the case of corporations which hold shares of the Fund, certain income from the Fund may qualify for a 70% corporate dividends-received deduction. Following the end of each calendar year, every shareholder will be sent tax information regarding the distributions made to such shareholder during the calendar year.

      Distributions paid in January, but declared by the Fund in October, November or December of the previous year are taxable to a shareholder in the previous year. A shareholder who sells shares in the Fund will generally recognize capital gains or losses, which will be long-term or short-term depending on the shareholder's holding period for the shares being sold.

      The Fund's transactions in options, short sales, futures and forward contracts are subject to special tax rules. These rules and rules applicable to wash sales, straddle transactions and certain other types of transactions can affect the amount, timing and characteristics of distributions to shareholders.

      The Fund is required by Federal law to withhold 28% of reportable payments (which may include dividends, capital gain distributions and redemptions) made to certain shareholders. In order to avoid this backup withholding requirement, a shareholder must complete a Form W-9, Form W-8BEN or other applicable form.

      There is no other tax withholding requirement with respect to a shareholder who is not a U.S. person within the meaning of the Code ("Non-U.S. Person") on the portion of the Fund's distributions that consist of long-term capital gains realized by the Fund. However, the remaining distributions to Non-U.S. Persons are generally subject to a 30% withholding tax, unless reduced or eliminated by treaty. Other rules may apply to Non-U.S. Persons whose income from the Fund is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Person; such investors should consult with their own advisers regarding those rules.

      A more detailed discussion of the tax considerations related to an investment in the Fund is contained in the SAI. Each shareholder should consult its own tax adviser as to the tax consequences of investing in the Fund, including the application of state and local taxes which may be different from the Federal income tax consequences described above.

                             INVESTOR QUALIFICATIONS

      Shares are being offered only to "Eligible Investors." The term "Eligible Investor" includes, among others, an individual who: (i) had income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) in each of the two preceding years and has a reasonable expectation of reaching the same income level in the current year; (ii) has a net worth (or joint net worth with the investor's spouse) in excess of $1 million; or (iii) has an account managed by an investment adviser registered under the Advisers Act and the adviser is subscribing for shares in a fiduciary capacity on behalf of the account. Other categories of Eligible Investors applicable to companies and other investors are set forth in the investor certification that must be signed by (or on behalf of) each investor in order to invest in the Fund, a form of which appears as Appendix A to this Prospectus. Existing shareholders who purchase additional shares will be required to meet the Fund's eligibility requirements at the time of the additional purchase.

      Before an investor may invest in the Fund, the prospective investor or the investor's broker, dealer or other financial intermediary will be required to certify that the investor meets the foregoing investor qualification requirements. (Further information about investor qualifications is contained in Appendix A of this Prospectus.) If an investor's certification is not received on or before the date shares are to be issued, the investor's order will not be accepted.

                            DISTRIBUTION ARRANGEMENTS

GENERAL

      The Distributor, Rydex Distributors, Inc., acts as the distributor of shares of the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of a Distribution Agreement entered into with the Fund. Shares are offered for sale by the Distributor and through brokers or dealers that have entered into selling agreements with the Distributor. The Fund is not obligated to sell to a broker or dealer any shares that have not been placed with investors that meet all applicable requirements to invest in the Fund. The Distributor maintains its principal office at 9601 Blackwell Road, Suite 500, Rockville Maryland 20850, and is an affiliate of Rydex.

      Shares are offered and may be purchased on a monthly basis (or at such other times as may be determined by the Board) at a price equal to their then-current net asset value.

      Neither the Distributor nor any Selling Agent is obligated to buy any shares from the Fund. The Distributor does not intend to make a market in shares. The Fund has agreed to indemnify the Distributor and its affiliates and certain other persons against certain liabilities under the Securities Act of 1933, as amended (the "1933 Act").

      Shares are sold subject to the following sales loads:

               ---------------------------------------------------------
                                                      Sales Load (as a
                                                    percentage of public
               Investment                              offering price)
               ---------------------------------------------------------
               Less than $150,000                          3.00%
               ---------------------------------------------------------
               $150,000 to less than $500,000              2.00%
               ---------------------------------------------------------
               $500,000 or more                            1.00%
               ---------------------------------------------------------

      The sales load is waived in certain cases with respect to purchases of shares by certain investors. For further information and eligibility for the sales load waiver, see Appendix C of this Prospectus. The Distributor receives the proceeds of any applicable sales load paid by an investor (See "Purchase Terms" below). All or a portion of the sales load is reallowed by the Distributor to Selling Agents. In addition, Rydex (or one of its affiliates) may pay from its own resources additional compensation to Selling Agents of up to 0.50% of the value of shares sold by them and up to 0.50% per year of the Fund's net asset value attributable to shares sold by them. The maximum underwriting compensation to be paid to underwriters and related persons in connection with the offering of shares will not exceed 8.00% of the gross proceeds of shares sold. Such compensation consists of the maximum sales load of 3.00% and the additional compensation described above. These payments will not be an obligation of the Fund or of investors.

PURCHASE TERMS

      Shares are offered only to investors that meet all requirements to invest in the Fund. The minimum initial investment in the Fund is $25,000 (including the applicable sales load). Subsequent investments must be at least $5,000
(including the applicable sales load). The Board may waive or reduce the required minimum initial and additional investment in the Fund with respect to investors that are affiliates, employees, officers or members of Rydex or any of its affiliates. These minimums may be modified by the Fund from time to time. The Fund reserves the right to reject any order for the purchase of shares and may, in its sole discretion, suspend the offering of shares at any time.

      Shares are offered and may be purchased on a monthly basis on the second to last Business Day of the month (or at such other times as may be determined by the Board) (the "Purchase Date") at a price equal to their then-current net asset value plus the applicable sales load. The full amount of an investment must be received by the Distributor not later than five Business Days prior to the Purchase Date if payment is made by check, or two Business Days prior to the Purchase Date if payment is sent by wire. All investor funds to purchase shares are deposited in a non-interest bearing escrow account maintained by a designated escrow agent (currently Mellon Bank, N.A.) for the benefit of the investors, pending acceptance or rejection of the purchase order. If an investor's purchase order is rejected, the escrowed funds will promptly be returned to the investor.

      Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by an investor will be aggregated with the amount of the investor's initial investment and any other additional previous investments in the Fund of the investor in determining the applicable sales load at the time of the subsequent investment. The right of accumulation also permits an investor's investment in the Fund to be combined with the investment in the Fund by the other accounts of the investor (including IRA's and participant-directed employee benefit plans). This right of accumulation does not extend to any other fund advised, sponsored or distributed by Rydex or any affiliate of Rydex. To receive a reduced sales load, an investor must, at the time of purchase, give the Selling Agent sufficient information to permit confirmation of the qualification.

      Prior to investing in the Fund, the prospective investor or the investor's broker, dealer or other financial intermediary will be required to certify that the investor meets the foregoing investor qualification requirements. If an investor's certification is not received on or before the date shares are to be issued, the investor's order will not be accepted.

TRANSACTIONS THROUGH YOUR FINANCIAL INTERMEDIARY

      You will ordinarily submit your transaction orders through your broker, dealer or other financial intermediary through which you opened your investor account. Your intermediary is responsible for ensuring that your transaction order contains all of the necessary information and promptly transmitting for acceptance by the Fund your order and the monies associated with your investment. Intermediaries may charge fees for the services they provide to you in connection with processing your transaction order or maintaining your account with them. Each intermediary also may have its own rules about share transactions, limits on the number of share transactions you are permitted to make in a given time period, and may have other requirements for processing your transaction order. For more information about your financial intermediary's rules and procedures, you should contact your intermediary directly.

                        DIVIDENDS AND OTHER DISTRIBUTIONS

      The Fund pays dividends to shareholders at least annually in aggregate amounts representing substantially all of the Fund's net investment income (including realized short-term gains), if any, earned during the year. The Fund's long-term capital gains, if any, are also distributed annually. Dividends will vary in amount depending on investment income received.

      In addition, depending on the performance of the Fund's investments, the related growth of the Fund's net assets, and the availability of attractive investment opportunities, the Fund may from time to time make a distribution that constitutes a return of capital for federal income tax purposes. For additional information, see "Taxes" in the SAI.

      The net asset value of each share that you own will be reduced by the amount of the distributions or dividends that you receive.

AUTOMATIC REINVESTMENT PLAN

      All dividends and other distributions are reinvested in additional shares of the Fund unless a shareholder elects, as outlined on the Account Options and Services section of the applicable application, to receive payment in cash. The tax status of any dividend or other distribution is the same regardless of whether or not the dividend or distribution is reinvested or taken as cash. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

      Shares issued in connection with reinvestments will be issued at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment. Shareholders are free to change their election at any time by contacting the Distributor. Your request must be received by the Fund before the applicable record date to be effective for that dividend or capital gain distribution.

      Although shareholders receive no cash when distributions are reinvested, ordinary income and capital gains are still realized for federal income tax purposes. Distributions may also be subject to state and local taxes in the year they are declared. Shareholders will be required to report distributions on their tax returns, even if the distributions are reinvested in additional shares.

      The Fund reserves the right to suspend the automatic reinvestment of dividends and other distributions at any time and to require shareholders to receive all distributions in cash. The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions.

      Additional information about the reinvestment of dividends and other distributions can be obtained by contacting the Distributor at 888-59RYDEX (888-597-9339).

                               GENERAL INFORMATION

      The Fund is registered under the Investment Company Act as a closed-end, non-diversified management investment company. The Fund's address is 9601 Blackwell Road, Suite 500, Rockville Maryland 20850, and its telephone number is 888-59RYDEX (888-597-9339).

                                TABLE OF CONTENTS

                   OF THE STATEMENT OF ADDITIONAL INFORMATION

The Fund.......................................................................1

Investment Policies and Practices..............................................1

Repurchases, Mandatory Redemptions and Transfers of Shares....................13

Management of the Fund........................................................15

Investment Advisory Services..................................................19

Conflicts of Interest.........................................................26

Tax Aspects...................................................................28

Erisa Considerations..........................................................38

Brokerage.....................................................................39

Valuation of Assets...........................................................40

Independent Registered Public Accounting Firm and Legal Counsel...............43

Custodian.....................................................................44

Principal Holders of Securities...............................................44

Fiscal Year...................................................................44

Fund Advertising and Sales Material...........................................44

Proxy Voting..................................................................44

Financial Statements..........................................................45

Appendix A....................................................................46

                                   APPENDIX A

                             INVESTOR QUALIFICATIONS

      Before an investor may invest in the Fund, the prospective investor or the investor's broker, dealer or other financial intermediary will be required to certify that the investor meets one of the foregoing investor qualification requirements.

      (A) a natural person who had income in excess of $200,000 in each of the two most recent years (or joint income with my spouse in excess of $300,000 in each of those years) and who has a reasonable expectation of reaching the same income level in the current year;

      (B) a natural person who has a net worth (or joint net worth with my spouse) in excess of $1,000,000 (net worth for this purpose means total assets in excess of total liabilities);

      (C) an investor having an account managed by an investment adviser registered under the Advisers Act and the adviser is subscribing for shares in a fiduciary capacity on behalf of the account;

      (D)   a director or executive officer of the Fund;

      (E) a trust: (i) with total assets in excess of $5,000,000; (ii) that was not formed for the purpose of investing in the Fund; and (iii) of which the person responsible for directing the investment of assets in the Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

      (F) an entity with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund and that is one of the following: (i) a corporation; (ii) a partnership; (iii) a limited liability company; (iv) a Massachusetts or similar business/statutory trust; or (v) an organization described in
            Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

      (G) an entity licensed, or subject to supervision, by U.S. federal or state examining authorities as a "bank," "savings and loan association," "insurance company," or "small business investment company" (within the meaning of 17 C.F.R. Section 230.501(a)) or an account for which a bank or savings and loan association is subscribing in a fiduciary capacity;

      (H) a broker or dealer registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

      (I) an investment adviser registered as such with the SEC, pursuant to the Advisers Act, or regulated as an investment advisor by a state securities authority;

      (J)   an investment company registered under the Investment Company Act;

      (K) an entity that has elected to be treated or qualifies as a "business development company" within the meaning of Section 2(a)(48) of the Investment Company Act or Section 202(a)(22) of the Advisers Act;

      (L)   an insurance company as defined in Section 2(a)(13) of the 1933 Act;

      (M) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

      (N) a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

      (O) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (a "Plan"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are "accredited investors" (as defined in Regulation D under the 1933 Act); or

      (P) an entity in which all of the equity owners are "accredited investors" (as defined in Regulation D under the 1933 Act).

      As used herein, "net worth" means the excess of total assets at fair market value, including home, less total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (a) cost, including the cost of improvements, net of current encumbrances upon the property (I.E., mortgage loans, equity lines, etc.), or
(b) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

                                   APPENDIX B

      This Appendix contains the composite investment performance record and index value (collectively, "Performance Data") of the Standard & Poor's(R) ("S&P") Hedge Fund Index (the "Index"). THE PERFORMANCE OF THE INDEX PRESENTED IN THIS APPENDIX IS NOT THE PERFORMANCE OF THE FUND, AND IT DOES NOT REFLECT THE IMPACT OF ANY FEES OR EXPENSES SIMILAR TO THOSE THAT WILL BE BORNE BY THE FUND. Investing in the Fund involves a high degree of risk. You can lose money. PAST PERFORMANCE OF THE INDEX IS NOT A GUARANTEE OF FUTURE PERFORMANCE OF THE INDEX OR OF THE FUND.

      THE PERFORMANCE DATA MUST BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTE APPEARING BELOW WHICH IS AN INTEGRAL PART HEREOF.

      MONTHLY VALUE AND PERFORMANCE OF S&P HEDGE FUND INDEX (1)

                                  S&P Hedge Fund Index Value as of End
           Period                               of Period                      Performance During Period
-----------------------------------------------------------------------------------------------------------
           9/30/02                               997.498
      9/30/02-10/31/02                           992.750                                -0.48%
      10/31/02-11/30/02                         1003.924                                 1.13%
      11/30/02-12/31/02                         1016.857                                 1.29%
      12/31/02-01/31/03                         1034.729                                 1.76%
      1/31/03-02/28/03                          1046.036                                 1.09%
      2/28/03-03/31/03                          1042.448                                -0.34%
      03/31/03-04/30/03                         1055.123                                 1.22%
      04/30/03-05/31/03                         1074.295                                 1.82%
      05/31/03-06/30/03                         1079.326                                 0.47%
      06/30/03-07/31/03                         1078.931                                -0.04%
      07/31/03-08/31/03                         1086.303                                 0.68%
      08/31/03-09/30/03                         1093.675                                 0.68%
      09/30/03-10/30/03                         1108.970                                 1.40%
      10/30/03-11/30/03                         1113.850                                 0.44%
      11/30/03-12/31/03                         1129.945                                 1.45%
      04/30/04-05/31/04                         1136.741                                -0.35%
      05/31/04-06/30/04                         1133.579                                -0.28%
      06/30/04-07/31/04                         1126.107                                -0.66%
      07/31/04-08/31/04                         1128.173                                 0.18%
      08/31/04-09/30/04                         1134.567                                 0.57%
      09/30/04-10/31/04                         1141.955                                 0.65%
      10/31/04-11/30/04                         1162.004                                 1.76%
      11/30/04-12/31/04                         1174.554                                 1.08%
      12/31/04-01/31/05                         1172.385                                -0.18%
      01/31/05-02/28/05                         1177.105                                 0.40%
      02/28/05-03/31/05                         1170.769                                -0.54%
      03/31/05-04/30/05                         1158.656                                -1.03%
      04/30/05-05/31/05                         1163.678                                 0.43%

      (1) S&P commenced calculation of the Index as of October 1, 2002 (the "Commencement Date"). The Index reflects the investment performance of accounts managed by hedge fund managers selected by S&P (the "Included Managers"). The particular weighting of each Included Manager is determined by S&P. The reported performance of the Index is the composite performance of these accounts, net of all fees and expenses (including management and administration fees and performance-based incentive compensation) payable to the Included Managers. For additional information regarding the composition of the Index and the computation of the returns of the Index, see "Investment Objective and Principal Strategies-The Standard & Poor's(R) Hedge FunD Index."

      PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE OF THE INDEX OR OF THE FUND.

      The Index's performance during a particular period is based on the composite net capital appreciation or depreciation of the constituents of the Index for the indicated period, and, because the Index' performance is not and does not purport to be the rate of return of the Fund, it has not been adjusted to reflect any fees or expenses, including the Advisory Fee and Administration Fee, borne by investors in the Fund.

      Performance and other information contained herein have been obtained by the Fund from sources believed to be accurate, but no warranty is made as to the accuracy or completeness thereof. The performance and statistical information contained in this Appendix was compiled by S&P. Neither the Fund nor S&P guarantees the accuracy of the performance and statistical information contained in this Appendix. Neither the Fund nor S&P recommends any investment decision based on the performance and statistical information contained in this Appendix.

                                   APPENDIX C

                               SALES LOAD WAIVERS

      The sales load for Rydex Capital Partners SPhinX Fund (the "Fund") is waived for certain types of investors. Rydex Distributors, Inc. (the "Distributor") currently waives sales loads for purchases of shares in the Fund ("Shares") by or on behalf of:

      (i) dealers, brokers or banks that have entered into an agreement with the Distributor and that are purchasing Shares on behalf of their customers or clients or are purchasing shares for their own account;

      (ii)  investment  advisors  and  financial  planners  that are  purchasing
            Shares on behalf of their customers or clients, and that charge a fee for their services;

      (iii) retirement and deferred compensation plans (including, for example, plans qualified or created under sections 401(a), 401(k), 403(b) or 457 of the Internal Revenue Code, but not including IRA or SEP IRA accounts), and trusts used to fund those plans;

      (iv) shareholders who (a) purchase Shares directly from the Fund, and (b) maintain a Share balance within an account that was opened prior to May 31, 2004, provided that new Share purchases are made within this same account.

To receive a sales load waiver in accordance with the above provision, an investor must, at the time of purchase, give the Selling Agent sufficient information to permit confirmation of the qualification. Notwithstanding any waiver of sales load, investors must meet the eligibility requirements set forth in the Fund's Prospectus.

                       Rydex Capital Partners SPhinX Fund

                       STATEMENT OF ADDITIONAL INFORMATION

                              Dated August 1, 2005

                         9601 Blackwell Road, Suite 500
                               Rockville, MD 20850
                                   888-59RYDEX
                                 (888) 597-9339

            This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the Prospectus of Rydex Capital Partners SPhinX Fund (the "Fund"), dated August 1, 2005. This SAI does not include all information that a prospective investor should consider before purchasing shares of beneficial interest ("Shares") of the Fund and investors should obtain and read the Prospectus prior to purchasing Shares. A copy of the Prospectus may be obtained by writing the Fund at c/o Forum Shareholder Services, LLC, Two Portland Square, Portland, Maine 04101 or calling 888-59RYDEX (888-597-9339).

            This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                            PAGE

THE FUND.......................................................................1

INVESTMENT POLICIES AND PRACTICES..............................................1

REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF SHARES....................13

MANAGEMENT OF THE FUND........................................................15

INVESTMENT ADVISORY SERVICES..................................................19

CONFLICTS OF INTEREST.........................................................26

TAX ASPECTS...................................................................28

ERISA CONSIDERATIONS..........................................................38

BROKERAGE.....................................................................39

VALUATION OF ASSETS...........................................................40

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL...............43

CUSTODIAN.....................................................................44

PRINCIPAL HOLDERS OF SECURITIES...............................................44

FISCAL YEAR...................................................................44

FUND ADVERTISING AND SALES MATERIAL...........................................44

PROXY VOTING..................................................................44

FINANCIAL STATEMENTS..........................................................45

Appendix A....................................................................46

                                    THE FUND

            The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), as a non-diversified, closed-end management investment company. Rydex Capital Partners I, LLC ("Rydex" or the "Adviser") serves as the Fund's investment adviser and is responsible for providing day-to-day investment management services to the Fund.

                        INVESTMENT POLICIES AND PRACTICES

            The Fund's investment objective is to seek investment returns that substantially correlate with the performance of the Standard & Poor's(R) Hedge Fund Index (the "Index") (before Fund expenses). The Index is an investable benchmark that reflects the performance of a select group of hedge fund managers that pursue investment programs that Standard and Poor's has determined represent the range of major investment strategies employed by hedge funds. The Fund pursues its investment objective by investing its assets primarily in private investment funds and other investment vehicles ("Portfolio Funds") that are managed by these managers ("Portfolio Managers") or by investing in financial instruments that provide investment returns that are linked to the performance of the Index (or to one or more components of the Index) ("Index Derivatives"). To the extent practicable, Rydex intends to implement the Fund's investment program by investing the Fund's assets in Portfolio Funds, the performance of which is reflected in the Index. The Funds principal investment strategies, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. Certain additional information regarding the Fund's investment program is set forth below.

FUNDAMENTAL POLICIES

            The Fund's fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. Within the limits of these fundamental policies, the Fund's management has reserved freedom of action. As defined by the Investment Company Act, the vote of a "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of security holders duly called,
(a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

            o     Issue  senior  securities,  except to the extent  permitted by
                  Section 18 of the Investment Company Act or as otherwise permitted by the Securities and Exchange Commission ("SEC").

            o Borrow money, except to the extent permitted by Section 18 of the Investment Company Act or as otherwise permitted by the SEC.

            o Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

            o Make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

            o Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, or that are issued by companies that invest or deal in real estate or real estate investment trusts.

            o Invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry or group of related industries provided that the Fund will invest 25% or more of the value of its total assets in Portfolio Funds, except during temporary periods of adverse market conditions affecting Portfolio Funds in which the Fund may invest, but will not invest 25% or more of the value of its total assets in Portfolio Funds (as defined below) that, in the aggregate, have investment programs that focus on investing in any single industry or group of related industries.

            o Purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments.

            In addition to the above restrictions, the Fund has also adopted the following fundamental policy. The Fund will normally invest at least 80% of the value of its net assets (plus the amount any borrowings for investment purposes) in Portfolio Funds that are managed by Portfolio Managers and Index Derivatives.

            With respect to these investment restrictions and other policies described in this SAI or the Prospectus (except the Fund's policies on borrowings and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

            The Fund's investment objective is fundamental and may not be changed without the vote of a majority (as defined by the Investment Company
Act) of the Fund's outstanding voting securities.

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

            As discussed in the Prospectus, the Fund will invest primarily in Portfolio Funds whose Portfolio Managers pursue investment strategies that represent the three major investment approaches that Standard & Poor's believes are broadly representative of the hedge fund universe. The Fund may also on occasion retain a Portfolio Manager to manage a designated segment of the Fund's assets (a "Portfolio Account") in accordance with the Portfolio Manager's investment program. Additional information regarding the types of securities and financial instruments in which Portfolio Managers may invest the assets of Portfolio Funds and Portfolio Accounts, and certain of the investment techniques that may be used by Portfolio Managers, is set forth below.

EQUITY SECURITIES

            The investment portfolios of Portfolio Funds and Portfolio Accounts will include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

            Portfolio Managers generally may invest the assets of Portfolio Funds and Portfolio Accounts in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including "micro cap" companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than those of larger, more established companies because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and earnings prospects. These securities are also susceptible to other risks that are less prominent in the case of the securities of larger companies.

FIXED-INCOME SECURITIES

            Portfolio Funds and Portfolio Accounts may invest in fixed-income securities. A Portfolio Manager will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive. A Portfolio Manager may also invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (I.E., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (I.E., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

            Portfolio Funds and Portfolio Accounts may invest in both investment grade and non-investment grade debt securities (commonly referred to as "junk bonds"). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by a Portfolio Manager to be of comparable quality.

            A Portfolio Fund's or Portfolio Account's investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

FOREIGN INVESTMENTS

            Portfolio Funds and Portfolio Accounts may invest in equity and fixed-income securities of foreign issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of foreign issuers. Foreign securities in which Portfolio Funds and Portfolio Accounts may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets or may be purchased in private placements. Investments in foreign securities are affected by risk factors that are generally not considered to be present in the U.S.

            As a general matter, Portfolio Funds and Portfolio Accounts are not required to hedge against foreign currency risks, including the risk of changing currency exchange rates, which could reduce the value of foreign currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, a Portfolio Fund or Portfolio Account may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Portfolio Fund's or Portfolio Account's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Portfolio Fund or Portfolio Account for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Portfolio Fund or Portfolio Account anticipates purchasing or selling a foreign security. This technique would allow the Portfolio Fund or Portfolio Account to "lock in" the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Portfolio Fund's or Portfolio Account's existing holdings of foreign securities. There may be, however, imperfect correlation between the Portfolio Fund's or Portfolio Account's foreign securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue the Fund's or a Portfolio Fund's investment objective, such as when a Portfolio Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund's or Portfolio Fund's investment portfolio.

            ADRs involve substantially the same risks as investing directly in securities of foreign issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that evidence ownership of underlying securities issued by a non-U.S. corporation. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States and therefore, there may be less information available regarding such issuers.

MONEY MARKET INSTRUMENTS

            The Portfolio Funds or Portfolio Accounts may invest, during periods of adverse market or economic conditions for defensive purposes, some or all of their assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers, or may hold cash or cash equivalents in such amounts as Rydex or Portfolio Managers deem appropriate under the circumstances. The Portfolio Funds also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances. At any time, the Fund may invest directly in money market instruments or shares of money market funds, or hold cash for liquidity purposes. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

REPURCHASE AGREEMENTS

            Repurchase agreements are agreements under which the Fund, a Portfolio Fund or Portfolio Account purchases securities from a bank that is a member of the Federal Reserve System, a non-U.S. bank or a securities dealer that agrees to repurchase the securities from the purchaser at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund, Portfolio Fund or Portfolio Account would have the right to sell the securities. This right, however, may be restricted or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund, Portfolio Fund or Portfolio Account might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to non-U.S. law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law and they therefore may involve greater risks. The Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

            Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to a Portfolio Fund or Portfolio Account. Reverse repurchase agreements are a form of leverage that may increase the volatility of a Portfolio Fund's or Portfolio Account's investment portfolio.

SPECIAL INVESTMENT TECHNIQUES

            Portfolio Funds and Portfolio Accounts may use a variety of special investment techniques as more fully discussed below to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. Some of these techniques involve the use of derivative transactions. The techniques that Portfolio Funds and Portfolio Accounts may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Portfolio Funds or Portfolio Accounts may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that a Portfolio Fund or Portfolio Account may suffer losses as a result of its hedging activities.

            DERIVATIVES. Portfolio Funds and Portfolio Accounts may engage in transactions involving securities options, futures (including options on futures) and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit Portfolio Funds and Portfolio Accounts to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities.

            Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could result in a significant loss that would have a large adverse impact on a Portfolio Fund's or Portfolio Account's performance.

            If a Portfolio Fund or Portfolio Account invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Portfolio Fund's or Portfolio Account's return or result in a loss. A Portfolio Fund or Portfolio Account also could experience losses if its derivatives were poorly correlated with its other investments, or if the Portfolio Fund or Portfolio Account were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

      FUTURES AND OPTIONS ON FUTURES. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. An option on a futures contract gives the purchaser the right, in exchange for a premium, to assume a position in a futures contract at a specified exercise price during the term of the option. The Portfolio Managers will reduce the risk that Portfolio Funds and Portfolio Accounts will be unable to close out a futures contract by only entering into futures contracts that are traded on a national futures exchange regulated by the Commodities Futures Trading Commission ("CFTC"). Portfolio Funds and Portfolio Accounts may use futures contracts and related options for BONA FIDE hedging; attempting to offset changes in the value of securities held or expected to be acquired or be disposed of; attempting to minimize fluctuations in foreign currencies; attempting to gain exposure to a particular market, index or instrument; or other risk management purposes. To the extent the Portfolio Funds and Portfolio Accounts use futures and/or options on futures, they will do so in accordance with Rule 4.5 under the Commodity Exchange Act ("CEA"). The Trust has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" in accordance with Rule 4.5 and therefore, the Fund is not subject to registration or regulation as a commodity pool operator under the CEA.

            An index futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the index value at the close of trading of the contract and the price at which the futures contract is originally struck. No physical delivery of the securities comprising the index is made; generally contracts are closed out prior to the expiration date of the contract.

            When the Portfolio Funds and Portfolio Accounts purchase or sell a futures contract, or sell an option thereon, the Portfolio Fund or Portfolio Account is required to "cover" its position in order to limit leveraging and related risks. To cover its position, the Portfolio Fund or Portfolio Account may maintain with its custodian bank (and marked-to-market on a daily basis), a segregated account consisting of cash or liquid securities that, when added to any amounts deposited with a futures commission merchant as margin, are equal to the market value of the futures contract or otherwise "cover" its position in a manner consistent with the Investment Company Act or the rules and SEC interpretations thereunder. If a Portfolio Fund or Portfolio Account continues to engage in the described securities trading practices and properly segregates assets, the segregated account will function as a practical limit on the amount of leverage which the Portfolio Fund or Portfolio Account may undertake and on the potential increase in the speculative character of the Fund's outstanding portfolio securities. Additionally, such segregated accounts will generally assure the availability of adequate funds to meet the obligations of the fund arising from such investment activities.

            The Portfolio Funds and Portfolio Accounts may also cover their long position in a futures contract by purchasing a put option on the same futures contract with a strike price (I.E., an exercise price) as high or higher than the price of the futures contract. In the alternative, if the strike price of the put is less than the price of the futures contract, the Portfolio Funds and Portfolio Accounts will maintain in a segregated account cash or liquid securities equal in value to the difference between the strike price of the put and the price of the futures contract. The Portfolio Funds and Portfolio Accounts may also cover their long position in a futures contract by taking a short position in the instruments underlying the futures contract, or by taking positions in instruments with prices which are expected to move relatively consistently with the futures contract. The Portfolio Funds and Portfolio Accounts may cover their short position in a futures contract by taking a long position in the instruments underlying the futures contracts, or by taking positions in instruments with prices which are expected to move relatively consistently with the futures contract.

            The Portfolio Funds and Portfolio Accounts may cover their sale of a call option on a futures contract by taking a long position in the underlying futures contract at a price less than or equal to the strike price of the call option. In the alternative, if the long position in the underlying futures contract is established at a price greater than the strike price of the written (sold) call, the Fund will maintain in a segregated account cash or liquid securities equal in value to the difference between the strike price of the call and the price of the futures contract. The Portfolio Funds and Portfolio Accounts may also cover their sale of a call option by taking positions in instruments with prices which are expected to move relatively consistently with the call option. The Portfolio Funds and Portfolio Accounts may cover their sale of a put option on a futures contract by taking a short position in the underlying futures contract at a price greater than or equal to the strike price of the put option, or, if the short position in the underlying futures contract is established at a price less than the strike price of the written put, the Fund will maintain in a segregated account cash or liquid securities equal in value to the difference between the strike price of the put and the price of the futures contract. The Portfolio Funds and Portfolio Accounts may also cover their sale of a put option by taking positions in instruments with prices which are expected to move relatively consistently with the put option.

            There are significant risks associated with the Portfolio Funds' and Portfolio Accounts' use of futures contracts and related options, including the following: (1) the success of a hedging strategy may depend on the Adviser's ability to predict movements in the prices of individual securities, fluctuations in markets and movements in interest rates, (2) there may be an imperfect or no correlation between the changes in market value of the securities held by the Portfolio Funds and Portfolio Accounts and the prices of futures and options on futures, (3) there may not be a liquid secondary market for a futures contract or option, (4) trading restrictions or limitations may be imposed by an exchange, and (5) government regulations may restrict trading in futures contracts and options on futures. In addition, some strategies reduce the Portfolio Funds' and Portfolio Accounts' exposure to price fluctuations, while others tend to increase its market exposure.

            OPTIONS. The Portfolio Funds and Portfolio Accounts may purchase and write put and call options on indices and enter into related closing transactions. A put option on a security gives the purchaser of the option the right to sell, and the writer of the option the obligation to buy, the underlying security at any time during the option period. A call option on a security gives the purchaser of the option the right to buy, and the writer of the option the obligation to sell, the underlying security at any time during the option period. The premium paid to the writer is the consideration for undertaking the obligations under the option contract.

            The Portfolio Funds and Portfolio Accounts may purchase and write put and call options on foreign currencies (traded on U.S. and foreign exchanges or over-the-counter markets) to manage their exposure to exchange rates. Call options on foreign currency written by the Portfolio Funds or Portfolio Accounts will be " covered," which means that the Portfolio Funds or Portfolio Accounts will own an equal amount of the underlying foreign currency.

            Put and call options on indices are similar to options on securities except that options on an index give the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the underlying index is greater than (or less than, in the case of puts) the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option, expressed in dollars multiplied by a specified number. Thus, unlike options on individual securities, all settlements are in cash, and gain or loss depends on price movements in the particular market represented by the index generally, rather than the price movements in individual securities.

            All options written on indices or securities must be covered. When the Portfolio Funds or Portfolio Accounts write an option on a security, on an index or a foreign currency, it will establish a segregated account containing cash or liquid securities in an amount at least equal to the market value of the option and will maintain the account while the option is open or will otherwise cover the transaction.

            The Portfolio Funds and Portfolio Accounts may trade put and call options on securities, securities indices and currencies, as the investment adviser determines is appropriate in seeking the Fund's investment objective, and except as restricted by the Fund's investment limitations.

            The initial purchase (sale) of an option contract is an "opening transaction." In order to close out an option position, a Portfolio Fund or Portfolio Account may enter into a "closing transaction," which is simply the sale (purchase) of an option contract on the same security with the same exercise price and expiration date as the option contract originally opened. If the Portfolio Fund or Portfolio Account is unable to effect a closing purchase transaction with respect to an option it has written, it will not be able to sell the underlying security until the option expires or the Portfolio Fund or Portfolio Account delivers the security upon exercise.

            The Portfolio Funds and Portfolio Accounts may purchase put and call options on securities to protect against a decline in the market value of the securities in its portfolio or to anticipate an increase in the market value of securities that the Portfolio Funds and Portfolio Accounts may seek to purchase in the future. The Portfolio Fund or Portfolio Account purchasing put and call options pays a premium therefor. If price movements in the underlying securities are such that exercise of the options would not be profitable for the Portfolio Fund or Portfolio Account, loss of the premium paid may be offset by an increase in the value of the Portfolio Funds' or Portfolio Accounts' securities or by a decrease in the cost of acquisition of securities by the Fund.

            The Portfolio Funds and Portfolio Accounts may write covered call options on securities as a means of increasing the yield on its assets and as a means of providing limited protection against decreases in its market value. When a Portfolio Fund or Portfolio Account writes an option, if the underlying securities do not increase or decrease to a price level that would make the exercise of the option profitable to the holder thereof, the option generally will expire without being exercised and the Portfolio Fund or Portfolio Account will realize as profit the premium received for such option. When a call option of which the Portfolio Fund or Portfolio Account is the writer is exercised, the Portfolio Fund or Portfolio Account will be required to sell the underlying securities to the option holder at the strike price, and will not participate in any increase in the price of such securities above the strike price. When a put option of which a Portfolio Fund or Portfolio Account is the writer is exercised, the Portfolio Fund or Portfolio Account will be required to purchase the underlying securities at a price in excess of the market value of such securities.

            The Portfolio Funds and Portfolio Accounts may purchase and write options on an exchange or over-the-counter. Over-the-counter options ("OTC options") differ from exchange-traded options in several respects. They are transacted directly with dealers and not with a clearing corporation, and therefore entail the risk of non-performance by the dealer. OTC options are available for a greater variety of securities and for a wider range of expiration dates and exercise prices than are available for exchange-traded options. Because OTC options are not traded on an exchange, pricing is done normally by reference to information from a market maker. It is the SEC's position that OTC options are generally illiquid.

            The market value of an option generally reflects the market price of an underlying security. Other principal factors affecting market value include supply and demand, interest rates, the pricing volatility of the underlying security and the time remaining until the expiration date.

            Risks associated with options transactions include: (1) the success of a hedging strategy may depend on an ability to predict movements in the prices of individual securities, fluctuations in markets and movements in interest rates; (2) there may be an imperfect correlation between the movement in prices of options and the securities underlying them; (3) there may not be a liquid secondary market for options; and (4) while the Portfolio Fund or Portfolio Account will receive a premium when it writes covered call options, it may not participate fully in a rise in the market value of the underlying security.

            OPTIONS ON SECURITIES INDICES. Some or all of the Portfolio Managers may purchase and sell for the Portfolio Funds and Portfolio Accounts call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Portfolio Manager of options on stock indices will be subject to the Portfolio Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the prices of individual stocks.

            WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

            SWAP AGREEMENTS. The Portfolio Managers may enter into equity, interest rate, index and currency rate swap agreements on behalf of Portfolio Funds and Portfolio Accounts. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," I.E., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular non-U.S. currency, or in a "basket" of securities representing a particular index, industry or industry sector. Forms of swap agreements include: interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which, a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

            Most swap agreements entered into by a Portfolio Fund or Portfolio Account would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, a Portfolio Fund's or Portfolio Account's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, a Portfolio Fund's or Portfolio Account's risk of loss consists of the net amount of payments that it contractually is entitled to receive.

            To achieve investment returns equivalent to those achieved by a Portfolio Manager in whose investment vehicles the Fund could not invest directly (perhaps because of its investment minimum or its unavailability for direct investment), the Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The Federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear.

LENDING PORTFOLIO SECURITIES

            A Portfolio Fund or Portfolio Account may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Portfolio Fund or Portfolio Account continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities, which affords the Portfolio Fund or Portfolio Account an opportunity to earn interest on the amount of the loan and on the collateral it receives from borrowers of the securities. A Portfolio Fund or Portfolio Account generally will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit, which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Portfolio Fund or Portfolio Account might experience risk of loss if the institution with which it has engaged in a securities loan transaction breaches its agreement with the Portfolio Fund or Portfolio Account.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES

            To reduce the risk of changes in securities prices and interest rates, a Portfolio Fund or Portfolio Account may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Portfolio Fund or Portfolio Account enters into the commitment, but the Portfolio Fund or Portfolio Account does not make payment until it receives delivery from the counterparty. After a Portfolio Fund or Portfolio Account commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

            Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way (I.E., appreciating when interest rates decline and depreciating when interest rates rise), based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose a Portfolio Fund or Portfolio Account to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Portfolio Fund or Portfolio Account is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of a Portfolio Fund or Portfolio Account. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Portfolio Fund or Portfolio Account on a forward basis will not honor its purchase obligation. In such cases, the Portfolio Fund or Portfolio Account may incur a loss.

CONVERSION INTO A FEEDER FUND

            The Board of Trustees of the Fund (the "Board") may convert the Fund in the future into a feeder fund in a master-feeder fund structure without approval of the Fund's shareholders (the "Shareholders"). It is uncertain whether the Fund will convert into a feeder fund in the future and doing so may require certain regulatory approvals. As a feeder fund, the Fund would seek to achieve its investment objective by investing all of its assets in the securities of a single master fund with substantially the same investment objective, strategies and restrictions as the Fund. If the Fund were to convert into a feeder fund, the Fund's interest in the securities owned by the master fund would be indirect, unlike other investment companies that typically acquire and manage their own portfolio of securities directly. In addition to selling its securities to the Fund, the master fund would be able to sell its securities directly to other affiliated and non-affiliated investors and to other feeder funds. The returns experienced by investors in the Fund, direct investors in the master fund and other feeder funds that invest in the master fund may differ. Moreover, redemption or repurchase of the shares of the master fund by direct investors and other feeder funds may alter the master fund's holdings, which could adversely affect the Fund.

      REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF SHARES

REPURCHASE OFFERS

            As discussed in the Prospectus, offers to repurchase Shares will be made by the Fund at such times and on such terms as may be determined by the Board in its sole discretion in accordance with the provisions of applicable law. In determining whether the Fund should repurchase Shares pursuant to written tenders, the Board will consider the recommendations of Rydex. The Board also will consider various factors, including, but not limited to, those listed in the Prospectus, in making its determinations. While there is no guarantee that offers to repurchase Shares will be made, Rydex expects to recommend to the Board to make offers to repurchase Shares by the Fund approximately four times a year.

            The Board will cause the Fund to make offers to repurchase Shares pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders. When the Board determines that the Fund will repurchase Shares, notice will be provided to each Shareholder describing the terms thereof and containing information Shareholders should consider in deciding whether and how to participate in such a repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated net asset value from Rydex during such period. If a repurchase offer is oversubscribed by Shareholders who tender Shares for repurchase, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder. In addition, a shareholder who tenders for repurchase only a portion of Shares it holds will be required to maintain a minimum balance of $15,000, as of the repurchase date. The Fund has the right to reduce the amount of Shares to be repurchased from a shareholder so that the required minimum balance is maintained.

            As discussed in the Prospectus, the Fund will issue notes to tendering Shareholders in connection with the repurchase of Shares. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (i) cash, (ii) liquid securities or
(iii) interests in Portfolio Funds that the Fund has requested be withdrawn (or any combination of the foregoing) in an amount equal to the aggregate estimated unpaid dollar amount of the notes issued by the Fund in connection with the repurchase offer.

            A repurchase fee equal to 1.0% (the "Repurchase Fee") of the value of Shares repurchased by the Fund will apply if the date of which the Shares are valued for purposes of repurchase is less than one year following the date of Shareholder's purchase of the Shares (for this purpose, the first Shares purchased by an investor will be deemed to be the first Shares sold by the investor, i.e., it will be determined on a first-in, first-out basis). Shares purchased through the reinvestment of dividends and other distributions are not subject to the repurchase fee. The repurchase fee, if applicable, will be payable to the Fund and deducted before payment of the proceeds of the repurchase to the Shareholder.

            Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than Rydex would otherwise liquidate these holdings, potentially resulting in losses and may increase the Fund's portfolio turnover. Rydex intends to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

            The Fund's Declaration of Trust (the "Declaration of Trust") provides that the Fund will be dissolved if the Shares of any Shareholder that has submitted a written request for repurchase of its Shares have not been repurchased by the Fund within a period of two years after the Shareholder's request, provided that dissolution will not be required if the Fund is unable to repurchase a Shareholder's Shares as a result of regulatory restrictions that prevent the Fund from fulfilling a repurchase request.

MANDATORY REDEMPTIONS

            As noted in the Prospectus, the Fund has the right to redeem Shares (or portion thereof) of a Shareholder or any person acquiring Shares (or portion thereof) from or through a Shareholder under certain circumstances, including if:

            o ownership of a Share by a Shareholder or other person will cause the Fund or Rydex to be in violation of or subject the Fund to additional registration or regulation under the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

            o continued ownership of the Share may be harmful or injurious to the business or reputation of the Fund, Rydex or the Board, or may subject the Fund or any Shareholders to an undue risk of adverse tax or other fiscal consequences;

            o     any  of  the   representations   and  warranties   made  by  a
                  Shareholder in connection with the acquisition of the Share was not true when made or has ceased to be true; or

            o it would be in the best interests of the Fund to repurchase the Shares or a portion thereof.

                             MANAGEMENT OF THE FUND

BOARD OF TRUSTEES

            The management of the Fund, including general supervision of the duties performed for the Fund under the Investment Advisory Agreement (defined below), is the responsibility of the Board. The number of trustees of the Fund is currently set at four (each, a "Trustee" and collectively, the "Trustees"). The identity of the Trustees and officers of the Fund and brief biographical information regarding each Trustee and officer during the past five years is set forth below.

      One of the Trustees is deemed to be an "interested person" of the Fund, as defined by the Investment Company Act, because he is an officer and employee of Rydex or its affiliates. Each Trustee and officer of the Fund was appointed on March 25, 2003, except for Ms. Haigney and Mr. Bonos. Ms. Haigney was appointed November 11, 2003 and Mr. Bonos was appointed on December 16, 2003. Trustees will each serve an indefinite term of office and officers of the Fund will be elected annually.

--------------------------------------------------------------------------------------------------------------------
                                                                                     NUMBER OF
                                                                                      FUNDS IN
                            POSITION(S)  LENGTH                                     FUND COMPLEX        OTHER
 NAME, ADDRESS AND YEAR     HELD WITH    OF TIME    PRINCIPAL OCCUPATIONS DURING     OVERSEEN BY    DIRECTORSHIPS
        OF BIRTH              FUND       SERVED           THE PAST 5 YEARS             TRUSTEE     HELD BY TRUSTEE
--------------------------------------------------------------------------------------------------------------------
INDEPENDENT TRUSTEES
--------------------------------------------------------------------------------------------------------------------
John Demaret               Trustee      March      Retired.                              95        Rydex Series
c/o Rydex Capital                       2003                                                       Funds
Partners                                                                                           Rydex Dynamic
9601 Blackwell Rd.                                                                                 Funds
Suite 500                                                                                          Rydex ETF Funds
Rockville, MD 20850                                                                                Rydex Variable
Born: February 17, 1940                                                                            Funds
--------------------------------------------------------------------------------------------------------------------
Werner E. Keller           Trustee      March      Retired (since 2001); Chairman         1        None
c/o Rydex Capital                       2003       Centurion Capital Management
Partners                                           (a Registered Investment
9601 Blackwell Rd.                                 Advisor) (1991 - 2001).
Suite 500
Rockville, MD 20850
Born: June 27, 1940
--------------------------------------------------------------------------------------------------------------------
Thomas F. Lydon Jr.        Trustee      March      President of Global Trends             1        U.S. Global
c/o Rydex Capital                       2003       Investments (a Registered                       Investors
Partners                                           Investment Advisor)                             (since 1997).
9601 Blackwell Rd.                                 (since 1996                                     Chairman,
Suite 500                                                                                          Make-A-Wish
Rockville, MD 20850                                                                                Foundation of
Born: January 6, 1960                                                                              Orange County
                                                                                                   (since 1999)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                     NUMBER OF
                                                                                      FUNDS IN
                            POSITION(S)  LENGTH                                     FUND COMPLEX        OTHER
 NAME, ADDRESS AND YEAR     HELD WITH    OF TIME    PRINCIPAL OCCUPATIONS DURING     OVERSEEN BY    DIRECTORSHIPS
        OF BIRTH              FUND       SERVED           THE PAST 5 YEARS             TRUSTEE     HELD BY TRUSTEE
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
INTERESTED TRUSTEE*
--------------------------------------------------------------------------------------------------------------------
Michael P. Byrum           Trustee      March      Vice President of Rydex Series         1        None
c/o Rydex Capital          and          2003       Funds, 1997 to present; Vice
Partners                   President               President of Rydex Variable
9601 Blackwell Rd.                                 Trust, 1998 to present; Vice
Suite 500                                          President of Rydex Dynamic
Rockville, MD 20850                                Funds, 1999 to present; Vice
Born: July 2, 1970                                 President of Rydex ETF Trust,
                                                   2002 to present; President and
                                                   Trustee of Rydex Capital
                                                   Partners SPhinX Fund, 2003 to
                                                   present. Chief Operating
                                                   Officer of PADCO Advisors,
                                                   Inc., 2003 to 2004; President
                                                   of PADCO Advisors, Inc. and
                                                   PADCO Advisors II. Inc., 2004
                                                   to present; Executive Vice
                                                   President of PADCO Advisors,
                                                   Inc., 1993 to present; Senior
                                                   Portfolio Manager of PADCO
                                                   Advisors, Inc., 1993 to 2003;
                                                   Chief Operating Officer of
                                                   PADCO Advisors II, Inc., 2003
                                                   to present; Executive Vice
                                                   President of PADCO Advisors
                                                   II, Inc., 1996 to present;
                                                   Senior Portfolio Manager of
                                                   PADCO Advisors II, Inc., 1996
                                                   to 2003; President of Rydex
                                                   Capital Partners I, LLC.,
                                                   investment adviser, 2003 to
                                                   present; President of Rydex
                                                   Capital Partners II, LLC.,
                                                   investment adviser, 2003 to
                                                   present; Chief Operating
                                                   Officer of Rydex Distributors,
                                                   Inc. 2003 to present;
                                                   Executive Vice President of
                                                   Rydex Distributors, Inc. 1996
                                                   to present; Secretary of Rydex
                                                   Distributors, Inc., 1996 to
                                                   present; Investment
                                                   Representative, Money
                                                   Management Associates, a
                                                   registered investment adviser,
                                                   1992 to 1993.

-------------------------------------------------------------------------------------------------------------------

OFFICERS
--------------------------------------------------------------------------------------------------------------------

Carl G. Verboncoeur        Vice         March      Trustee of Rydex Series Funds,        N/A       N/A
9601 Blackwell Rd.         President    2003       Rydex Dynamic Funds, Rydex
Suite 500                                          Variable Trust and Rydex ETF
Rockville, MD 20850                                Trust, 2004 to present;
Born: November 23, 1952                            President of Rydex Series
                                                   Funds, Rydex Dynamic Funds,
                                                   Rydex Variable Trust and Rydex
                                                   ETF Trust, 2003 to present;
                                                   Vice President of Rydex Series
                                                   Funds, 1997 to 2003; Vice
                                                   President of Rydex Dynamic
                                                   Funds, 2000 to 2003; Vice
                                                   President of Rydex Variable
                                                   Trust, 1997 to 2003; Vice
                                                   President of Rydex ETF Trust,
                                                   calendar year 2003, Vice
                                                   President of Rydex Capital
                                                   Partners SPhinX Fund, 2003 to
                                                   present; Treasurer of Rydex
                                                   Series Funds and Rydex
                                                   Variable Trust, 1997 to 2003;
                                                   Treasurer of Rydex Dynamic
                                                   Funds, 1999 to 2003; Treasurer
                                                   of Rydex
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                     NUMBER OF
                                                                                      FUNDS IN
                            POSITION(S)  LENGTH                                     FUND COMPLEX        OTHER
 NAME, ADDRESS AND YEAR     HELD WITH    OF TIME    PRINCIPAL OCCUPATIONS DURING     OVERSEEN BY    DIRECTORSHIPS
        OF BIRTH              FUND       SERVED           THE PAST 5 YEARS             TRUSTEE     HELD BY TRUSTEE
--------------------------------------------------------------------------------------------------------------------
                                                   ETF Trust, 2002 to 2003;
                                                   Treasurer of Rydex Capital
                                                   Partners SPhinX Fund, calendar
                                                   year 2003; Chief Executive
                                                   Officer and Treasurer of PADCO
                                                   Advisors, Inc., PADCO Advisors
                                                   II, Inc., Rydex Fund Services,
                                                   Inc. and Rydex Distributors,
                                                   Inc., 2003 to present; Chief
                                                   Executive Officer of Rydex
                                                   Capital Partners I, LLC,
                                                   investment adviser, 2004 to
                                                   present; Treasurer of Rydex
                                                   Capital Partners I, LLC,
                                                   investment adviser, 2003 to
                                                   present; President of PADCO
                                                   Advisors, Inc., PADCO Advisors
                                                   II, Inc., 2003 to 2004;
                                                   President of Rydex Fund
                                                   Services, Inc. and Rydex
                                                   Distributors, Inc., 2003 to
                                                   present; Executive Vice
                                                   President of PADCO Advisors,
                                                   Inc., PADCO Advisors II, Inc.,
                                                   Rydex Fund Services, Inc. and
                                                   Rydex Distributors, Inc., 2000
                                                   to 2003; Executive Vice
                                                   President of Rydex Capital
                                                   Partners I, LLC, investment
                                                   adviser, 2003 to present; Vice
                                                   President of PADCO Advisors,
                                                   Inc., PADCO Advisors II, Inc.,
                                                   Rydex Fund Services, Inc. and
                                                   Rydex Distributors, Inc., 1997
                                                   to 2000; Senior Vice
                                                   President, Crestar Bank, 1995
                                                   to 1997; Senior Vice
                                                   President, Crestar Asset
                                                   Management Company, a
                                                   registered investment adviser,
                                                   1993 to 1995; Vice President
                                                   of Perpetual Savings Bank,
                                                   1987 to 1993.
--------------------------------------------------------------------------------------------------------------------
Nick Bonos                 Treasurer    December   Vice President and Treasurer           N/A              N/A
Rydex Capital Partners     and          2003       of Rydex Series Funds, Rydex
9601 Blackwell Road        Principal               Dynamic Funds, Rydex Variable
Suite 500                  Financial               Trust and Rydex ETF Trust,
Rockville, MD 20850        Officer                 2003 to present; Treasurer and
Born: May 30, 1963                                 Principal Financial Officer of
                                                   Rydex Capital Partners SPhinX
                                                   Fund, 2003 to present; Senior
                                                   Vice President of Rydex Fund
                                                   Services, Inc., 2003 to
                                                   present; Vice President of
                                                   Accounting of Rydex Fund
                                                   Services, Inc., 2000 to 2003;
                                                   Vice President of Mutual Fund
                                                   Services, State Street Corp.,
                                                   1997 to 1999.
--------------------------------------------------------------------------------------------------------------------
Joanna M. Haigney          Secretary    November   Chief Compliance Officer of            N/A              N/A
Rydex Capital Partners                  2003       Rydex Series Funds, Rydex
9601 Blackwell Road                                Dynamic Funds, Rydex Variable
Suite 500                                          Trust, Rydex ETF Trust and
Rockville, MD 20850                                Rydex Capital Partners SPhinX
Born: October 10, 1966                             Fund, 2004 to present;
                                                   Secretary of Rydex Series
                                                   Funds, Rydex Dynamic Funds and
                                                   Rydex Variable Trust, 2000 to
                                                   present; Secretary of Rydex
                                                   ETF Trust, 2002 to present;
                                                   Secretary of Rydex Capital
                                                   Partners SPhinX Fund, 2003 to
                                                   present. Vice President of
                                                   Compliance of PADCO Advisors,
                                                   Inc. and PADCO Advisors II,
                                                   Inc., 2000 to present; Vice
                                                   President Fund Administration,
                                                   Chase Global Funds Services
                                                   Co., a division of Chase
                                                   Manhattan Bank NA, 1994 to
                                                   1999.
--------------------------------------------------------------------------------------------------------------------


*Denotes a Trustee who may be deemed to be an "interested" person of the Fund as that term is defined in the Investment Company Act by virtue of affiliation with the Advisor.

COMMITTEES

            The Board has a standing Audit Committee currently consisting of Messrs. Demaret, Keller, and Lydon. The principal functions of the Fund's Audit Committee are: (i) to recommend to the Board the appointment of the Fund's independent auditors, (ii) to meet separately with the independent auditors (and counsel for Trustees who are not deemed to be "interested persons" of the Fund) ("Independent Trustees") and review the scope and anticipated costs of the audit and (iii) to receive and consider a report from the independent auditors concerning their conduct of the audit, including any comments or recommendations they might want to make in that connection. The Audit Committee met three times during the most recently completed fiscal year.

            The Board has a standing Valuation Committee currently consisting of Messrs. Demaret, Keller, and Lydon. The principal function of the Valuation Committee is to oversee the Fund's Pricing Procedures including, but not limited to, the review and approval of fair value pricing determinations made by Rydex. The Valuation Committee did not meet during the most recently completed fiscal year.

            The Board has a standing Nominating Committee currently consisting of Messrs. Demaret, Keller, and Lydon. The principal function of the Nominating Committee is to consider, recommend and nominate candidates to fill vacancies on the Fund's Board, if any. The Nominating Committee did not meet during the most recently completed fiscal year.

COMPENSATION

            The following table shows compensation expected to be paid to the Independent Trustees for the current fiscal year:

       Name and           Aggregate Compensation from    Total Compensation from
  Position with Fund               the Fund               Fund and Fund Complex
-----------------------   ---------------------------    -----------------------
Michael P. Byrum*,
INTERESTED TRUSTEE                    $0                             $0
John Demaret**,
TRUSTEE                             $6,500                        $92,500
Werner E. Keller,
TRUSTEE                             $7,000                        $7,000
Thomas F. Lydon, Jr.,
TRUSTEE                             $7,000                        $7,000

* AS AN OFFICER OF THE ADVISOR, MR. BYRUM DOES NOT RECEIVE COMPENSATION FROM THE TRUST.

** MR. DEMARET IS ALSO A TRUSTEE OF THE RYDEX SERIES FUNDS, RYDEX DYNAMIC FUNDS, RYDEX VARIABLE TRUST AND RYDEX ETF TRUST.

            Trustees who are not employees of Rydex or any of its affiliates are paid by the Fund a fee of $1,500 per meeting of the Board or any committee thereof. Such Trustees are reimbursed by the Fund for their reasonable travel and out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund. Trustees employed by Rydex or any of its affiliates, and the officers of the Fund do not receive any compensation from the Fund. The Board members and the officers of the Trust own less than 1% of the outstanding shares of the Trust.

            The following table sets forth the dollar range of equity securities beneficially owned by each Trustee as of December 31, 2004.

                                                       Aggregate Dollar Range of
                                                       Equity Securities in All
                                                         Registered Investment
                                                         Companies Overseen by
                           Dollar Range of Equity        Trustee in Family of
   Name of Trustee         Securities in the Fund        Investment Companies
---------------------      ----------------------      -------------------------
Michael P. Byrum             $10,001-$50,000                over $100,000

John O. Demaret                     0                       over $100,000

Werner E. Keller                    0                       over $100,000

Thomas F. Lydon, Jr.                0                         $1-$10,000

            No Trustee who is not an interested person of the Fund owns beneficially or of record any security of the Fund or Rydex or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Fund or Rydex.

                          INVESTMENT ADVISORY SERVICES

THE INVESTMENT ADVISER

            Rydex serves as the Fund's investment adviser, subject to the ultimate supervision of and subject to any policies established by the Board.

            The managing member of Rydex is Rydex Partners I, LLC, which in turn is wholly owned by PADCO Advisors II, Inc., a Maryland corporation that is a registered investment adviser of Rydex Distributors, Inc., is the distributor of the Fund's Shares. The voting common stock of the Adviser is held predominantly by a trust established by the late Albert P. Viragh, Jr., the founder of the Adviser, for the benefit of members of his family (the "Viragh Family Trust").

            Rydex is an affiliate of PADCO Advisors, Inc. and PADCO Advisors II, Inc., which conduct their businesses under the name Rydex Investments. Rydex Investments is the sponsor of an innovative financial services firm with 23 open-end flexible investment products designed for a variety of market conditions. Rydex Investments' 19 sector funds offer pure exposure to industry sectors, giving investors the ability to take advantage of a particular market sector at a given time. Rydex Investments exchange traded fund, S&P Equal Weight ETF, tracks an equal weighted S&P 500 Index through measured performance in equal components of the 500 stocks of the SPX, rebalancing on a quarterly basis. Its flagship portfolio, Rydex Nova Fund, was the first leveraged benchmark fund available to the public. Rydex Investments through its affiliate, Rydex Capital Partners, offers a closed-end fund based on the S&P Hedge Fund Index. Rydex Investments, directly and indirectly through its affiliates, manages over $15 billion in assets as of June 13, 2005 across its mutual fund, variable annuity and sub-advisory businesses.

BOARD CONSIDERATIONS IN APPROVING THE ADVISORY AGREEMENT

            The original Investment Advisory Agreement was approved by the Board
(including a majority of the Independent Trustees) at a meeting held in person on March 25, 2003 and was approved on March 25, 2003 by Rydex as the Fund's sole initial Shareholder. In connection with its consideration of the approval of the Investment Advisory Agreement, the Board requested, received and reviewed information regarding the Investment Advisory Agreement and relevant materials furnished by Rydex. These materials included oral presentations and written information regarding Rydex and its management, history, qualifications, personnel, operations and financial condition and other pertinent information. The Board evaluated the ability of Rydex to provide services of the nature, quality and scope of the services expected to be required by the Fund. In addition, the Board considered the terms of the Investment Advisory Agreement in comparison to the investment advisory arrangements of other investment companies; particularly, with respect to the level of fees and considered the benefits to Rydex and its affiliates of its relationship with the Fund. The Board reviewed the backgrounds and experience of the key personnel who would provide investment advice to the Fund, including their biographies contained in the Fund's Prospectus and the Adviser's Form ADV, and the commitment of Rydex to provide administration and management functions to the Fund.

            In addition to the foregoing, the Board considered Rydex's financial stability, its experience and reputation, and its ability to retain and attract qualified personnel to provide services to the Fund. As part of its review, the Board evaluated the potential benefits, detriments and costs to the Fund and its Shareholders of entering into the Investment Advisory Agreement and determined that the Fund and its Shareholders would likely benefit from the services to be provided by Rydex. Specifically, the Board noted: (i) Rydex's reputation for adherence to index-oriented strategies and the ability of the Fund to benefit from Rydex's experience in advising Funds with indexing strategies; (ii) that Rydex and its affiliates had assets under management of over $15 billion as of June 13, 2005, indicating that Rydex is financially stable and capable of providing high quality services to the Fund; (iii) Rydex has entered into a licensing agreement with PlusFunds that would facilitate the Fund's ability to track the Index; (iv) Rydex appeared committed to the success of the Fund over the long term, as indicated by Rydex's investment of substantial amounts of time and money in researching issues related to and establishing the Fund and its retention of qualified personnel; and (v) Rydex's personnel who would provide services to the Fund on behalf of Rydex, including Rydex's compliance personnel who would monitor compliance with the Fund's investment program and with legal and regulatory requirements, appeared to be qualified and to possess the level of sophistication necessary to properly advise the Fund, to understand its investments and to implement its investment program. In addition, the Board determined that the level of fees proposed to be paid by the Fund to Rydex in consideration for its services, compared favorably to (were generally lower than) the fees charged by advisers of comparable funds, especially in light of Rydex bearing the cost of licensing various rights and services from PlusFunds and Rydex having entered into the Expense Limitation Agreement (described below).

            Based upon its review and consideration of all factors presented to it and deemed relevant by the Board, the Board, including each of the Independent Trustees, approved the Investment Advisory Agreement.

THE INVESTMENT ADVISORY AGREEMENT

            Pursuant to the terms of the Investment Advisory Agreement that was approved by Shareholders at a shareholder meeting held on April 30, 2004, Rydex is responsible for developing, implementing and supervising the Fund's investment program and providing day-to-day investment management services.

            In consideration of the investment advisory services provided by Rydex, the Fund pays Rydex a fee (the "Advisory Fee") computed and paid monthly in arrears at the annual rate of 1.75% of the value of the Fund's nets assets determined as of the beginning of each month. The Advisory Fee is in addition to the fees charged by the Portfolio Funds. A portion of the Advisory Fee will be refunded to the Fund in the event that the Investment Advisory Agreement is terminated at any time other than the end of a month in a pro rata amount based on the number of days remaining in the month.

            The Investment Advisory Agreement has an initial term expiring two years from the date of its execution and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund, provided that in either event, the continuance is also approved by a majority of the Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement is terminable, without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by Rydex. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the Investment Company Act and the rules thereunder.

            The Investment Advisory Agreement provides that Rydex will not be liable to the Fund for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance by Rydex of its duties under the Investment Advisory Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services, or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of Rydex or any of its officers, directors, employees or agents in the performance of their duties under the Investment Advisory Agreement, or from reckless disregard by Rydex of its obligations and duties under the Investment Advisory Agreement. The Investment Advisory Agreement also provides for indemnification by the Fund of Rydex and each of Rydex's officers, directors, employees or agents against any liabilities and expenses reasonably incurred by them in connection with, or resulting from, their actions or inactions in connection with the performance of their duties under the Investment Advisory Agreement. Indemnification is available only to the extent the loss, claim, liability or expense did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Investment Advisory Agreement.

            Rydex and the Fund have entered into a contractual expense limitation and reimbursement agreement (the "Expense Limitation Agreement"). Pursuant to the terms of the Expense Limitation Agreement, Rydex will waive its fees or pay or absorb the ordinary operating expenses of the Fund (including expenses associated with the organization and initial offering of the Fund) to the extent necessary to limit the ordinary operating expenses of the Fund to 1.95% per annum of the Fund's average monthly net assets (the "Expense Limitation"). The Expense Limitation may not be modified or eliminated except with approval of the Board. Ordinary operating expenses do not include interest expenses, taxes, brokerage fees, commission fees, indirect fees resulting from the Fund's investment in Portfolio Funds and extraordinary expenses. This expense limitation may not be modified or eliminated except with approval of the Board. The Expense Limitation Agreement will automatically terminate if Rydex (or an affiliate of Rydex) no longer provides investment advisory services to the Fund or until terminated by Rydex or the Fund. Repurchase Fees, if any, received by the Fund in connection with repurchases of Shares will be deemed to offset Fund expenses for purposes of the Expense Limitation. Thus, the Fund's ordinary operating expenses may exceed the Expense Limitation by an amount equal to the amount of repurchase fee the Fund receives.

ADMINISTRATION AGREEMENT

            Pursuant to the terms of an administration agreement (the "Administration Agreement"), Rydex also provides certain administrative services to the Fund including, among others: fund accounting and investor accounting, providing office space and other support services and personnel as necessary to the Fund; supervising the entities retained by the Fund to provide accounting services, investor services and custody services; handling Shareholder inquiries regarding the Fund, including but not limited to questions concerning their investments in the Fund; preparing or assisting in the preparation of various reports, communications and regulatory filings of the Fund; assisting in the review of investor applications; monitoring the Fund's compliance with Federal and state regulatory requirements; coordinating and organizing meetings of the Board and meetings of Shareholders and preparing related materials; and maintaining and preserving certain books and records of the Fund.

            In consideration for these services, the Fund pays Rydex a fee computed and paid monthly in arrears at the annual rate of 0.20% of the value of the Fund's net assets, determined as of the beginning of each month (the "Administration Fee").

TRANSFER AGENT SERVICES

            Forum Shareholder Services, LLC ("Forum") serves as the Fund's transfer agent pursuant to a transfer agency agreement with the Fund. The principal business address of Forum is Two Portland Square, Portland, Maine 04101.

PORTFOLIO MANAGERS

            This  section  includes   information  about  the  Fund's  portfolio
manager, including information about other accounts managed, the dollar range of Fund shares owned and compensation.

OTHER ACCOUNTS MANAGED BY PORTFOLIO MANAGER. In addition to the Fund, the portfolio manager, together with other portfolio managers, is responsible for the day-to-day management of certain other accounts, as follows:

------------------------------------------------------------------------------------------------------------------
                      REGISTERED INVESTMENT             OTHER POOLED INVESTMENT
                          COMPANIES(1,2)                       VEHICLES(1)                   OTHER ACCOUNTS(1)
                   -----------------------------------------------------------------------------------------------
                     NUMBER                           NUMBER                            NUMBER
                       OF             TOTAL             OF                                OF
   NAME             ACCOUNTS          ASSETS         ACCOUNTS       TOTAL ASSETS       ACCOUNTS      TOTAL ASSETS
------------------------------------------------------------------------------------------------------------------
Michael P.             91            $12.6 B             2             $1.5 M              8            < $5 M
Byrum
------------------------------------------------------------------------------------------------------------------

(1) INFORMATION PROVIDED IS AS OF JUNE 10, 2005.

(2) THE PORTFOLIO MANAGER MANAGES ONE ACCOUNT THAT IS SUBJECT TO A PERFORMANCE-BASED ADVISORY FEE. THE ACCOUNT HAD $89 M IN ASSETS UNDER MANAGEMENT AS OF JUNE 13, 2005.

CONFLICTS OF INTEREST. The portfolio manager's management of "other accounts" may give rise to potential conflicts of interest in connection with his management of the Fund's investments, on the one hand, and the investments of the other accounts, on the other. The other accounts may have the same investment objective as that of the Fund. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby the portfolio manager could favor one account over another. Another potential conflict could include the portfolio manager's knowledge about the size, timing and possible market impact of Fund trades, whereby a portfolio manager could use this information to the advantage of other accounts and to the disadvantage of the Fund. However, the Adviser has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated.

PORTFOLIO MANAGER COMPENSATION. The Adviser compensates the portfolio manager for his management of the Fund. The portfolio manager's compensation consists of an annual salary and a discretionary bonus. The amount of the discretionary bonus is determined by two components. The first component is a comparison of the portfolio manager's Fund performance relative to a mutual fund peer's performance and/or to the performance of applicable internal or external benchmarks. Mutual fund peers are those funds with similar investment objectives to the Fund managed by the portfolio manager. Mutual fund peers do not exist for all Rydex Funds. Rydex Funds that do not have a mutual fund peer available for comparison purposes will instead be compared to applicable internal or external benchmarks. The Fund will be compared to the S&P Hedge Fund Index. The second component used to determine the discretionary bonus is based on the Adviser's profit margin and assets under management.

FUND SHARES OWNED BY PORTFOLIO MANAGERS. The following table shows the dollar amount range of the portfolio manager's "beneficial ownership" of shares of the Fund as of June 10, 2005. Dollar amount ranges disclosed are established by the SEC. "Beneficial ownership" is determined in accordance with Rule 16a-1(a)(2) under the 1934 Act.

--------------------------------------------------------------------------------
                                                            DOLLAR RANGE OF FUND
PORTFOLIO MANAGER                      FUND                         SHARES
--------------------------------------------------------------------------------
Michael P. Byrum      Rydex Capital Partners SPhinX Fund       $10,001-$50,000
--------------------------------------------------------------------------------

OTHER AGREEMENTS

            Rydex has entered into a licensing agreement with PlusFunds Group Inc. ("PlusFunds") to obtain the right to offer shares of a registered investment company that is designed to track the Index and to use certain marks related to the Index. The licensing agreement also provides that PlusFunds will provide Rydex with reports, compilations and other data related to the Portfolio funds that will facilitate Rydex's management of the Fund. Fees payable to PlusFunds under this agreement are paid by Rydex and not by the Fund.

FUND EXPENSES

            The Fund will bear all costs and expenses incurred in its business and operations other than those specifically required to be borne by Rydex pursuant to the Investment Advisory Agreement. Costs and expenses borne by the Fund include, but are not limited to, the following:

            o all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in Portfolio Funds;

            o all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with, any applicable Federal and state laws;

            o all costs and expenses associated with the organization and operation of separate investment funds managed by Portfolio Managers retained by the Fund;

            o the costs and expenses of holding meetings of the Board and any meetings of Shareholders, including costs associated with the preparation and dissemination of proxy materials;

            o the fees and expenses of the Fund's independent registered public accountants, legal counsel and other consultants and professionals engaged on behalf of the Fund;

            o     the Advisory Fee;

            o     the Administration Fee;

            o the fees payable to the Fund's custodian, transfer agent and other persons providing additional administrative services to the Fund;

            o the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board;

            o     all costs and expenses of preparing, setting in type, printing
                  and   distributing   reports  and  other   communications   to
                  Shareholders;

            o the fees and expenses charged by Portfolio Funds to their investors; and

            o     such other types of expenses as may be approved by the Board.

            As noted above, the Fund will indirectly bear fees and expenses as an investor in Portfolio Funds. Each Portfolio Manager generally receives a management fee and a performance-based allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to be between 1%-2.5%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance-based allocations are generally expected to be between 15%-25% of the net capital appreciation in the assets managed by a Portfolio Manager.

If the Fund retains a Portfolio Manager to manage a Portfolio Account, the fees or allocations payable to the Portfolio manager may differ from, and could be higher than, those described above. Any such arrangements will be subject to the approval of the Board and Shareholders.

CODE OF ETHICS

            The Fund, Rydex and the Distributor each has adopted a combined code of ethics under Rule 17j-1 of the Investment Company Act designed to detect and prevent improper personal trading by its personnel, including investment personnel, that might compete with or otherwise take advantage of the Fund's portfolio transactions. Covered persons under the code of ethics include the Trustees and the officers of Rydex, as well as employees of Rydex having knowledge of the investments and investment intentions of the Fund. The code of ethics permits persons subject to it to invest in securities, including securities that may be purchased or held by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

            The code of ethics is included as an exhibit to the Fund's registration statement filed with the SEC and can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The code of ethics is available on the EDGAR database on the SEC's web site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

                              CONFLICTS OF INTEREST
THE ADVISER

            Rydex and its affiliates manage the assets of registered investment companies other than the Fund and provide investment advisory services to other accounts ("Rydex Accounts"). The Fund has no interest in these activities. Rydex and its officers or employees who assist in providing services to the Fund will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity between the Fund and other registered investment companies and accounts managed by Rydex or one of its affiliates. Rydex and its officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

            As a general matter, Rydex will consider participation by the Fund in all appropriate investment opportunities, and those investment opportunities may also be considered for investment by other Rydex Accounts. There may be circumstances, however, under which Rydex will cause one or more Rydex Accounts to commit a larger percentage of their respective assets to an investment opportunity than Rydex will commit of the Fund's assets. There also may be circumstances under which the Rydex will consider participation by Rydex Accounts in investment opportunities in which Rydex does not intend to invest on behalf of the Fund, or vice versa.

            Rydex will evaluate for the Fund and for each Rydex Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or a Rydex Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (I.E., size of the obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Rydex Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Rydex Accounts may differ from time to time. In addition, the fees and expenses of the Fund will differ from those of the Rydex Accounts. Accordingly, the future performance of the Fund and the Rydex Accounts will vary.

            When Rydex determines that it would be appropriate for the Fund and one or more Rydex Accounts to participate in an investment transaction in the same Portfolio Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that Rydex believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participates, or participates to the same extent as the Rydex Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and Rydex will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

            Situations may occur, however, where the Fund could be disadvantaged because of the investment activities conducted by Rydex for the Rydex Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Portfolio Managers with respect to Portfolio Funds) on the combined size of positions that may be taken for the Fund and the Rydex Accounts, thereby limiting the size of the Fund's position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Fund and the Rydex Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Fund may be legally restricted from entering into a transaction in which it is a "joint participant" (as defined in the Investment Company Act) with the Rydex Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC. See "Other Matters" below.

            Members, officers, employees and affiliates of Rydex may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by members, officers, employees and affiliates of Rydex, or by Rydex for the Rydex Accounts, that are the same, different or made at a different time than positions taken for the Fund.

OTHER MATTERS

            Rydex and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except where permitted by law. However, subject to certain conditions imposed by applicable rules under the Investment Company Act, the Fund may effect certain principal transactions in securities with one or more accounts managed by Rydex, except for accounts in which Rydex or any of its affiliates serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from Rydex or one of its affiliates serving as an investment adviser to the account). These transactions would be effected in circumstances where Rydex has determined that it would be appropriate for the Fund to purchase (or sell), and Rydex has determined it would be appropriate for another account to sell (or purchase), the same security or instrument on the same day.

                                   TAX ASPECTS

            This summary of certain aspects of the Federal income tax treatment of the Fund and its Shareholders is based upon the Code, judicial decisions, Treasury Regulations ("Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws. The Fund is actively managed and its investment strategies may be employed without regard to the tax consequences of the Fund's transactions on the Fund's Shares.

            Each investor should consult its own tax adviser as to the tax consequences of investing in the Fund, including the application of state and local taxes which may be different from the Federal income tax consequences described herein.

TAXATION OF THE FUND

         CLASSIFICATION OF THE FUND AND TAX TREATMENT OF FUND OPERATIONS

            The Fund intends to qualify to be treated as a regulated investment company ("RIC") under Subchapter M of the Code and will elect to be a RIC on its tax return. To so qualify, the Fund must, among other things, satisfy an income test and a diversification test.

            To satisfy the income test, at least 90% of the Fund's gross income in each taxable year must consist of dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and net income derived from an interest in a qualified publicly traded partnership.

            The Fund must also  diversify  its  holdings so that,  at the end of each quarter of the Fund's taxable year, (a) at least 50% of the value of the Fund's total assets is represented by cash and cash items, securities of other regulated investment companies, U.S. Government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund's total assets is invested in the securities (other than U.S. Government securities or securities of other regulated investment companies) of any one issuer, the securities (other than the securities of other regulated investment companies) of any two or more issuers that the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses, or the securities of one or more qualified publicly traded partnerships. For purposes of meeting these diversification requirements, the Fund will test the diversification of its assets in each of two alternative ways: (i) each Portfolio Fund and Portfolio Account treated as a partnership for Federal income tax purposes will be treated as a single issuer and any other Portfolio Account's assets will be treated as if held directly by the Fund; and (ii) the Fund's proportionate share of the assets of each Portfolio Fund and Portfolio Account treated as a partnership for Federal income tax purposes will be treated as if held directly by the Fund.

            As a RIC, the Fund is not subject to Federal income tax on the portion of its taxable income that it distributes to its Shareholders, provided that it distributes at least 90% of its investment company taxable income (generally, its taxable income, less the excess of its long-term capital gains over its short-term capital losses) and 90% of its tax-exempt income, if any, each taxable year. The Fund intends to distribute substantially all of its income and gains to its Shareholders each year and also intends to distribute its income and gains in such a way that it will not be subject to the 4% Federal excise tax on certain undistributed amounts. The Fund is required to make distributions regardless of whether it has received distributions relating to its income and gains, and it may borrow for the purpose of meeting such distribution requirements.

            If for any taxable year the Fund does not qualify for the special Federal income tax treatment afforded RICs, all of its taxable income will be subject to Federal income tax at regular corporate rates (without any deduction for distributions to its Shareholders). In such event, dividend distributions would be taxable to Shareholders to the extent of the Fund's earnings and profits, and would be eligible for the dividends-received deduction in the case of corporate shareholders, and special tax rates for qualified dividend income in the case of individual shareholders, subject to certain limitations. In addition, if the Fund failed to qualify as a RIC for a period greater than two taxable years, the Fund may be required to recognize any net built-in gains with respect to certain of its assets (the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized if it had been liquidated) in order to qualify as a RIC in a subsequent year.

TAX TREATMENT OF FUND INVESTMENTS

            Unless otherwise indicated, references in the following discussion to the tax consequences of Fund investments, activities, income, gain and loss, include the direct investments, activities, income, gain and loss of the Fund, and those indirectly attributable to the

Fund as a result of it being a member of a Portfolio Fund or investment vehicle established for a Portfolio Account which is treated as a partnership for Federal income tax purposes.

            IN GENERAL. Subject to the treatment of (i) certain currency exchange gains as ordinary income (see "Currency Fluctuations-'Section 988' Gains or Losses" below), (ii) gains and losses from certain passive foreign investment companies ("PFICs"), as ordinary income and loss (see "Passive Foreign Investment Companies" below), (iii) gains and losses relating to Portfolio Funds and investment vehicles established for Portfolio Accounts that make a "mark-to-market" election, as ordinary income and loss (see "Mark-to-Market Election" below) and (iv) certain other transactions described below, the Fund expects that its gains and losses from its securities transactions typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (as defined below) may serve to alter the manner in which the Fund's holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Fund.

            The Fund will realize ordinary income from dividends and accruals of interest on securities. The Fund may hold debt obligations with "original issue discount." In such case, the Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. The Fund will also acquire debt obligations with "market discount." Upon disposition of such an obligation, the Fund generally would be required to treat gain realized as interest income to the extent of the market discount which accrued during the period the debt obligation was held by the Fund. (See also "Market Discount Obligations".) Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss.

            Gain recognized from certain "conversion transactions" will be treated as ordinary income. Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.

            CURRENCY FLUCTUATIONS-"SECTION 988" GAINS OR LOSSES. To the extent that the Fund's investments are made in securities denominated in a foreign currency, gain or loss realized by the Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to the Fund's investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses of the Fund on the acquisition and disposition of foreign currency (I.E., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

            As indicated above, the Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as Section 1256 Contracts (see "Section 1256 Contracts" below), will not be subject to ordinary income or loss treatment under Section 988. However, if the Fund acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by the Fund with respect to such instruments will be ordinary, unless: (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction; and
(ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

            SECTION 1256 CONTRACTS. In the case of Section 1256 Contracts, the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A
Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts and certain options contracts. Under these rules, Section 1256 Contracts held by the Fund at the end of each taxable year of the Fund are treated for Federal income tax purposes as if they were sold by the Fund for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales, together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Fund in computing its taxable income for such year. If a Section 1256 Contract held by the Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

            Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See "Currency Fluctuations-`Section 988' Gains or Losses.") A Section 1256 Contract does not include any "securities futures contract" or any option on such a contract (See "Certain Securities Futures Contracts").

            CERTAIN SECURITIES FUTURES CONTRACTS. Generally, a securities futures contract is a contract of sale for future delivery of a single security or a narrow-based security index. Any gain or loss from the sale or exchange of a securities futures contract (other than a "dealer securities futures contract") is treated as gain or loss from the sale or exchange of property that has the same character as the property to which the contract relates has (or would have) in the hands of the Fund. If the underlying security would be a capital asset in the Fund's hands, then gain or loss from the sale or exchange of the securities futures contract would be capital gain or loss. Capital gain or loss from the sale or exchange of a securities futures contract to sell property (I.E., the short side of a securities futures contract) generally will be short term capital gain or loss, unless otherwise characterized pursuant to the straddle rules and short sale rules, if applicable.

            A "dealer securities futures contract" is treated as a Section 1256 Contract. A "dealer securities futures contract" is a securities futures contract, or an option to enter into such a contract, that (1) is entered into by a dealer (or in the case of an option, is purchased or granted by the dealer) in the normal course of its trade or business activity of dealing in the contracts and (2) is traded on a qualified board of trade or exchange.

            STRADDLES AND MIXED STRADDLES. Any option, futures contract, forward foreign currency contract, currency swap or other position entered into or held by the Fund in conjunction with any other position held by the Fund may constitute a "straddle" for Federal income tax purposes. In general, straddles are subject to certain rules that may affect the character and timing of the Fund's gains and losses with respect to straddle positions by requiring, among other things, that (i) loss realized on disposition of one position of a straddle not be recognized to the extent that the Fund has unrealized gains with respect to the other position in such straddle; (ii) the Fund's holding period in straddle positions be suspended while the straddle exists (possibly resulting in gain being treated as short-term capital gain rather than long-term capital gain); (iii) losses recognized with respect to certain straddle positions which would otherwise constitute short-term capital losses be treated as long-term capital losses; and (iv) the deduction of interest and carrying charges attributable to certain straddle positions may be deferred.

            The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to Temporary Regulations, the Fund may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by the Fund will be accepted by the Internal Revenue Service (the "Service").

            SHORT SALES. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Fund's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the Fund for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the Fund.

            Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Fund holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

            MARKET DISCOUNT OBLIGATIONS. For each taxable year, Section 1277 of the Code limits the deduction of the portion of any interest expense on indebtedness incurred by the Fund to purchase or carry a security with market discount which exceeds the amount of interest (including original issue discount) includible in the Fund's gross income for such taxable year with respect to such security ("Net Interest Expense"). In any taxable year in which the Fund has Net Interest Expense with respect to a particular security, such Net Interest Expense is not deductible except to the extent that it exceeds the amount of market discount which accrued on the security during the portion of the taxable year during which the Fund held the security. Net Interest Expense which cannot be deducted in a particular taxable year under the rules described above can be carried forward and deducted in the year in which the Fund disposes of the security. Alternatively, at the Fund's election, such Net Interest Expense can be carried forward and deducted in a year prior to the disposition of the security, if any, in which the Fund has net interest income from the security.

            PASSIVE FOREIGN INVESTMENT COMPANIES. The Fund will invest in shares of one or more foreign corporations that will be classified under the Code as PFICs. Recently enacted legislation will allow the Fund to make an election to "mark to market" its shares of PFICs. At the end of each taxable year to which the election applies, the Fund would report as ordinary income the amount by which the fair market value of the PFIC shares held by the Fund exceeds the Fund's adjusted basis in these shares. If the Fund's adjusted basis in the shares of a PFIC exceeds the shares' fair market value at the end of a taxable year, the Fund would be entitled to a deduction equal to the lesser of (a) this excess and (b) its previous income inclusions in respect of such stock under the mark-to-market rules that have not been offset by such deductions. The Fund intends to make this election.

            TOTAL RETURN SWAPS. As indicated above, the Fund may enter into total return swaps that are designed to replicate the performance of the Portfolio Funds of certain Portfolio

Managers. To the extent that the Fund recognizes any long-term capital gain with respect to a total return swap, all or a portion of such gain may be treated as ordinary income under Section 1260 of the Code, if the transaction is treated as a "constructive ownership transaction" for Federal income tax purposes. In addition, an interest charge may also be imposed on the Fund with respect to the income tax liability of the Fund (calculated prior to a deduction for dividend distributions) attributable to the portion of such gain from the swap that is treated as ordinary income under Section 1260.

            MARK-TO-MARKET ELECTION. One or more of the entities in which the Fund invests may elect to report its income from sales of securities held in connection with such entity's trade or business on a "mark-to-market" basis for Federal income tax purposes. Under this accounting method, securities held by such entity at the end of each taxable year will be treated as if they were sold by such entity for their fair market value on the last day of such taxable year, and gains or losses recognized thereon will be treated as ordinary income or loss. Notwithstanding the foregoing, gain or loss from certain Section 1256 Contracts are not subject to the foregoing election, and will be treated as capital gain or loss (see "Section 1256 Contacts" above).

            FOREIGN TAXES. It is possible that certain dividends and interest directly or indirectly received by the Fund from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, the Fund may also be subject to capital gains taxes in some of the foreign countries where it purchases and sells securities. Tax treaties between certain countries and the U.S. may reduce or eliminate such taxes. It is impossible to predict in advance the rate of foreign tax the Fund will directly or indirectly pay since the amount of the Fund's assets to be invested in various countries is not known.

            If as of the end of the Fund's taxable year, more than 50% of the Fund's assets are represented by foreign securities, then the Fund may file an election with the Service to pass through to Shareholders the amount of foreign income taxes paid by the Fund. However, foreign stocks and securities may not represent more than 50% of the value of the Fund's portfolio. If the Fund makes the election, among other things, the Fund will not be allowed a deduction or a credit for foreign taxes it paid, and the amount of such taxes will be treated as a dividend paid to its Shareholders.

            STATE AND LOCAL TAXATION. Depending on the extent of the Fund's activities in states and localities in which its offices are maintained, or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of these states or localities.

TAXATION OF THE SHAREHOLDERS

            IN GENERAL. The maximum ordinary income tax rate for individuals is 35%, and in general the maximum individual income tax rate for long-term capital gains is 15%. However, the maximum individual long-term capital gains rate generally applicable to sales and exchanges made after December 31, 2008 is currently scheduled to increase to 20%, and the maximum individual ordinary income tax rate is currently scheduled to increase to 39.6% in 2011. In addition, individuals are taxed on certain dividends from U.S. corporations and certain foreign corporations ("Qualified Dividends") at a maximum rate of 15%; such dividends are currently scheduled to be taxed at regular ordinary income rates starting in 2009. In all cases the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits.

            For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. Capital losses of individuals may be carried forward indefinitely.

            DISTRIBUTIONS. Distributions to Shareholders of the Fund's net investment income (generally, dividends, interest, short-term capital gains and income from strategies with respect to which the Fund makes a "mark-to-market" election, net of expenses) will be taxable as ordinary income to Shareholders, except to the extent the Fund receives Qualified Dividends and designates such amounts for individual Shareholders as Qualified Dividends. It appears that an individual Shareholder would benefit from the lower tax rate on Qualified Dividends if it holds Shares in the Fund at least 61 days during the 120-day period beginning 60 days before the date on which the Shareholder becomes entitled to receive the dividend. In determining the holding period for this purpose, any period during which the recipient's risk of loss is offset by means of options, short sales or similar transactions is not counted. Additionally, an individual Shareholder would not benefit to the extent it is obligated (i.e., pursuant to a short sale) to make related payments with respect to positions in substantially similar or related property.

            It is anticipated that amounts distributed by the Fund that are attributable to certain dividends received from domestic corporations will qualify for the 70% dividends-received deduction for corporate shareholders. A corporate shareholder's dividends-received deduction will be disallowed unless it holds Shares in the Fund, and the Fund holds shares in the dividend-paying corporation, at least 46 days during the 90-day period beginning 45 days before the date on which the Shareholder or the Fund, as the case may be, becomes entitled to receive the dividend. In determining the holding period for this purpose, any period during which the recipient's risk of loss is offset by means of options, short sales or similar transactions is not counted. Additionally, a corporate shareholder would not benefit to the extent it is obligated (I.E., pursuant to a short sale) to make related payments with respect to positions in substantially similar or related property. Furthermore, the dividends-received deduction will be disallowed to the extent a corporate shareholder's investment in Shares of the Fund, or the Fund's investment in the shares of the dividend-paying corporation, is financed with indebtedness.

            Distributions of the Fund's net capital gains (designated as capital gain dividends by the Fund) will be taxable to Shareholders as long-term capital gains, regardless of the length of time the Shares have been held by a Shareholder and are not eligible for the dividends-received deduction. Distributions in excess of the Fund's current and accumulated earnings and profits will, as to each Shareholder, be treated as a tax-free return of capital, to the extent of a Shareholder's adjusted basis in its Shares of the Fund, and as a capital gain or reduced capital loss thereafter (if the Shareholder held its Shares of the Fund as capital assets).

            As  discussed  above  (see  "Taxation  of  Fund   Operations-Foreign
Taxes"), the Fund may not be in a position to pass through to its Shareholders the amount of foreign taxes paid by the Fund. If the Fund does make such an election, the Shareholders will be informed by the Fund as to their proportionate share of the foreign taxes paid by the Fund, which they will be required to include in their income. Shareholders generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. A Shareholder that is tax-exempt will not ordinarily benefit from such credit or deduction.

            Distributions will be taxable in the above-described manner whether they are reinvested in additional Shares of the Fund or the Shareholder elects to receive such distributions in cash. Shareholders receiving distributions in the form of additional Shares will be treated for Federal income tax purposes as receiving a distribution in an amount equal to the fair market value, determined as of the distribution date, of the Shares received and will have a cost basis in each Share received equal to the fair market value of a Share of the Fund on the distribution date.

            Distributions by the Fund result in a reduction in the net asset value of the Fund's Shares. Should a distribution reduce the net asset value below a Shareholder's cost basis, such distribution would nevertheless be taxable to the Shareholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital. In particular, investors should consider the tax implications of buying Shares just prior to a distribution. Although the price of Shares purchased at the time includes the amount of the forthcoming distribution, the distribution will nevertheless be taxable to them.

            All distributions of net investment income and net capital gains, whether received in Shares or in cash, must be reported by each Shareholder on its Federal income tax return. A distribution will be treated as paid during a calendar year if it is declared by the Fund in October, November or December of the year to holders of record in such a month and paid by January 31 of the following year. Such distributions will be taxable to Shareholders as if received on December 31 of such prior year, rather than in the year in which the distributions are actually received. Following the end of each calendar year, every Shareholder will be sent tax information regarding the distributions made to such Shareholder during the calendar year.

            SALE OR REPURCHASE OF SHARES. A Shareholder may recognize a taxable gain or loss if the Shareholder sells or redeems its Fund Shares (which includes a repurchase by the Fund of such Shares). A Shareholder will generally be subject to taxation based on the difference between its adjusted tax basis in the Shares sold or repurchased and the value of the cash or other property received by such Shareholder in payment thereof. A Shareholder who receives securities upon redeeming its Shares in the Fund will have a tax basis in such securities equal to their fair market value on the redemption date. Except as provided below, any gain or loss arising from the sale or repurchase of Fund Shares will be treated as capital gain or loss if the Shares are capital assets in the Shareholder's hands and will generally be long-term capital gain or loss if the Shares are held for more than one year and short-term capital gain or loss if the Shares are held for one year or less.

            If a tendering holder of Shares tenders less than all Shares owned by or attributed to such Shareholder, and if the distribution to such Shareholder does not otherwise qualify as a payment in exchange for stock, the proceeds received will be treated as a taxable dividend, return of capital or capital gain depending on the Fund's earnings and profits and the Shareholder's basis in the tendered Shares. Also, if some tendering holders of Shares receive taxable dividends, there is a risk that non-tendering holders of Shares may be deemed to have received a distribution which may be a taxable dividend in whole or in part.

            Any loss realized on a sale or redemption of Fund Shares will be disallowed to the extent the Shares disposed of are replaced with substantially identical Shares within a period beginning 30 days before and ending 30 days after the disposition of the Shares. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss arising from the sale or redemption of Shares in the Fund held for six months or less will be treated for U.S. Federal tax purposes as a long-term capital loss to the extent of any amount of capital gain dividends received by the Shareholder with respect to such Fund Shares. For purposes of determining whether Shares in the Fund have been held for six months or less, a Shareholder's holding period is suspended for any periods during which the Shareholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

            DEDUCTIBILITY OF CERTAIN FUND INVESTMENT EXPENDITURES BY NONCORPORATE SHAREHOLDERS. From time to time it is possible that the Fund may not qualify as a "publicly offered regulated investment company." In such case, certain noncorporate shareholders, including individuals, trusts and estates, may be limited as to their ability to deduct certain expenses of the Fund, including the Advisory Fee, which expenses would be treated as miscellaneous itemized deductions subject to limitations on deductibility applicable to such shareholders. A "publicly offered regulated investment company" is a RIC whose shares are (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year.

            CERTAIN U.S. TAX DISCLOSURE REQUIREMENTS. Pursuant to recently issued Regulations directed at tax shelter activity, taxpayers are required to disclose to the Service certain information on Form 8886 if they participate in a "reportable transaction." A transaction may be a "reportable transaction" based upon any of several indicia with respect to a Shareholder, including the existence of significant book-tax differences or the recognition of a loss in excess of certain thresholds. Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment in Fund Shares.

            BACKUP WITHHOLDING. Federal regulations generally require the Fund to withhold and remit to the U.S. Treasury a "backup withholding" tax with respect to dividends, distributions from net realized long-term capital gains and the proceeds of any redemption paid to a Shareholder if such Shareholder fails to certify on IRS Form W-9, Form W-8BEN or other applicable form either that the Taxpayer Identification Number ("TIN") furnished to the Fund is correct or that such Shareholder has not received notice from the Service of being subject to backup withholding. Furthermore, the Service may notify the Fund to institute backup withholding if the Service determines a Shareholder's TIN is incorrect or if a Shareholder has failed to properly report taxable dividends or interest on a Federal tax return. A TIN is either the Social Security number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return. The backup withholding rate is 28%; the rate is currently scheduled to increase to 31% in 2011.

                              ERISA CONSIDERATIONS

            Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction provisions of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

            ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in prohibited transactions and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects" and "Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether making such an investment is consistent with its or his fiduciary responsibilities and the DOL's regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

            Because the Fund is registered as an investment company under the Investment Company Act, the underlying assets of the Fund should not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, neither Rydex nor any of the Trustees will be fiduciaries within the meaning of ERISA by reason of their authority with respect to the Fund.

            A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Benefit Plan's investments, is aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest in the Fund was made with appropriate consideration of the relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

            Certain prospective Benefit Plan Shareholders may currently maintain relationships with Rydex or the Trustees or their affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Benefit Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Benefit Plan Shareholders should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA and/or the Code. Fiduciaries of ERISA or Benefit Plan Shareholders will be required to represent that the decision to invest in the Fund was made by them as fiduciaries independent of Rydex, the Trustees or their affiliates, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of Rydex, Trustees or their affiliates, as a primary basis for the decision to invest in the Fund.

            The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the Prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Shareholders should consult their legal advisers regarding the consequences under ERISA and the Code relevant to the acquisition and ownership of Shares.

                                    BROKERAGE

            Each Portfolio Manager is responsible for selection of brokers to execute the Fund's portfolio transactions. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

            In selecting brokers and dealers to execute transactions on behalf of a Portfolio Fund or Portfolio Account, each Portfolio Manager generally will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm's risk in positioning a block of securities. Although it is expected that each Portfolio Manager generally will seek reasonably competitive commission rates, a Portfolio Manager will not necessarily pay the lowest commission available on each transaction. The Portfolio Managers typically will have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities. Brokerage practices adopted by Portfolio Managers with respect to Portfolio Funds may vary and will be governed by each Portfolio Fund's organizational documents.

            Consistent with the principle of seeking best price and execution, a Portfolio Manager may place orders for a Portfolio Fund or Portfolio Account with brokers that provide the Portfolio Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Portfolio Managers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio Managers or their affiliates in providing services to clients other than the Portfolio Funds and the Portfolio Accounts they manage. In addition, not all of the supplemental information is necessarily used by a Portfolio Manager in connection with the Portfolio Fund or Portfolio Account it manages. Conversely, the information provided to a Portfolio Manager by brokers and dealers through which other clients of the Portfolio Manager or its affiliates effect securities transactions may be useful to the Portfolio Manager in providing services to the Portfolio Fund or a Portfolio Account.

            It is anticipated that Portfolio Managers (including each Portfolio Manager retained to manage a Portfolio Account) generally will follow brokerage placement practices similar to those described above. The brokerage placement practices described above will also be followed by Rydex to the extent it places transactions for the Fund. However, certain Portfolio Managers (other than those managing Portfolio Accounts) may have policies that permit the use of brokerage commissions of a Portfolio Fund to obtain products or services that are not research related and that may benefit the Portfolio Manager.

                               VALUATION OF ASSETS

            The Fund's net asset value per Share is computed by subtracting the Fund's liabilities from the value of its assets and then dividing the result by the number of Shares of the Fund then outstanding. Net asset value per Share will be rounded up or down to the nearest cent.

            The Fund currently computes its net asset value twice monthly as of the close of regular trading (generally 4:00 p.m. New York time) on (i) the second to last day and (ii) the last day of the month that the New York Stock Exchange is open for business. The Fund may determine to compute its net asset value more frequently. Securities owned by the Fund will be valued at current market prices. If reliable market prices are unavailable, securities will be valued at fair value as determined in good faith in accordance with procedures approved by the Board.

            The Board has approved procedures pursuant to which the Fund will value its investments in Portfolio Funds at fair value. In accordance with these procedures, fair value of these investments ordinarily will be the value determined as of the end of the day of such valuation by the Portfolio Funds or their agents in accordance with the Portfolio Funds' valuation policies and as reported to the Fund.

            As a general matter, the fair value of the Fund's interest in a Portfolio Fund will represent the amount that the Fund could reasonably expect to receive from the Portfolio Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In this regard, the value of an interest in: (A) a Portfolio Fund the performance of which is reflected in the Index is determined based on information provided by PlusFunds Group Inc. ("PlusFunds") and Derivatives Portfolio Management L.L.C. ("DPM"), the manager and administrator of those Portfolio Funds, respectively, which is determined by them using valuation procedures and methodologies that are periodically reviewed by the Fund. PlusFunds and DPM base the valuations of exchange-traded Portfolio Fund assets upon the published market prices of those assets. With respect to non-exchange-traded or illiquid assets of those Portfolio Funds, the value of assets is determined by independent pricing services or broker-dealers selected by DPM or PlusFunds; or (B) a Portfolio Fund the performance of which is not included in the Index is determined based on information provided by the relevant service provider of each such Portfolio Fund, determined in accordance with that service provider's valuation procedures and methodology, which is periodically reviewed by the Fund.

            In the unlikely  event that a Portfolio Fund does not report a value to the Fund on a timely basis, the Fund would determine the fair value of its interest in that Portfolio Fund based on the most recent value reported to the Fund, as well as any other relevant information available at the time the Fund values its assets. The Board has determined that any values of interests in
Portfolio Funds reported as "estimated" or "final" values (using the nomenclature of the hedge fund industry) will be deemed to reasonably reflect market values of securities for which market quotations are available, or the fair value of such securities as of the Fund's valuation date. Although the procedures approved by the Board provide that Rydex will periodically review the valuations of interests in Portfolio Funds provided to the Fund, neither Rydex nor the Board will be able to confirm independently the accuracy of valuations of such interests provided by Portfolio Funds (which are unaudited, except for year-end valuations).

            The Fund's valuation procedures require Rydex to consider all relevant information available at the time the Fund values its assets. Rydex or, in certain cases, the Board, will consider such information, and may conclude in certain circumstances that the information provided by a Portfolio Fund does not represent the fair value of the Fund's interests in the Portfolio Fund. Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds typically will make available net asset value information to their investors which will represent the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if a redemption request had been timely made or if, in accordance with the terms of the Portfolio Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Fund could consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Portfolio Fund's net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision must be made in good faith and subject to the review and supervision of the Board.

            The valuations reported by Portfolio Funds, based upon which the Fund calculates its net asset value, may be subject to later adjustment based on information reasonably available at that time. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time those adjustments or revisions occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments or revisions and previously received their repurchase proceeds. As a result, to the extent that subsequently adjusted valuations of Portfolio Funds or revisions to the net asset value of a Portfolio Fund adversely affect the Fund's net asset value, the outstanding Shares of the Fund will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value per share higher than the adjusted amount. Conversely, any increases in the net asset value per share resulting from such subsequently adjusted valuations will benefit the Shareholders who did not have their Shares of the Fund repurchased on a prior date and will be to the detriment of Shareholders who previously had their Shares repurchased at a net asset value per share lower than the adjusted amount. The same principles apply to the purchase of Shares and new Shares may be affected in a similar way.

            If Portfolio Managers are engaged to manage Portfolio Accounts, or if the Company holds any securities other than interests in Investment Funds, the Fund will value the portfolio securities of the Portfolio Accounts or held by the Fund as follows:

            Domestic exchange traded and NASDAQ listed equity securities (other than options) will be valued at their last composite sale prices as reported on the exchanges where those securities are traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by those exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Listed options and futures contracts will be valued at their bid prices (or ask prices in the case of listed options held short) as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board.

            Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Board will periodically monitor the reasonableness of valuations provided by the pricing service. Such debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as this method of valuation is determined by the Board to represent fair value.

            If in the view of Rydex, the bid price of a listed option or debt security (or ask price in the case of any such security held short) does not fairly reflect the market value of the security, Rydex may request the Valuation Committee to instead adopt procedures to value the security at fair value. In any such situation, the Valuation Committee will consider the recommendation of Rydex and if it determines in good faith that an override of the value assigned to the security under the procedures described above is warranted, will adopt procedures for purposes of determining the fair value of the security.

            All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed and the values of foreign securities are determined prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time of which determination of values or exchange rates are made and the time of which the net asset value of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Board.

            Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets if the Board's judgments regarding appropriate valuations should prove incorrect.

         INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

            As of November 11, 2003 PricewaterhouseCoopers LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103.

            Morgan, Lewis & Bockius LLP serves as legal counsel to the Fund. The firm also serves as legal counsel to Rydex and their affiliates with respect to certain matters.

                                    CUSTODIAN

            Citibank, N.A. (the "Custodian") serves as the custodian for the Fund's assets that have been credited to a securities or cash custodial account maintained at the Custodian with domestic and foreign subcustodians and securities depositories approved by the Board. The principal business address of Citibank, N.A. is 388 Greenwich Street, New York, NY 10013.

                         PRINCIPAL HOLDERS OF SECURITIES

As of May 31, 2005, no persons who were record owners, to the knowledge of the Trust, were beneficial owners of 5% or more of the Shares of the Fund.

                                   FISCAL YEAR

        The Fund's fiscal year is the 12-month period ending on March 31.

                       FUND ADVERTISING AND SALES MATERIAL

            Advertisements and sales literature relating to the Fund and reports to Shareholders may include quotations of investment performance. In these materials, the Fund's performance normally will be portrayed as the net return to an investor in the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray the Fund's investment performance.

            The Fund's investment performance will vary from time to time, and past results are not necessarily representative of future results.

            Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, including data and materials prepared by recognized sources of such information, may also be used. Such information may include comparisons of the Fund's investment performance to the performance of recognized market indices and other indices. Comparisons may also be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

                                  PROXY VOTING

            A copy of the Fund's proxy voting procedures adopted on behalf of the Fund is included in Appendix A. Information regarding how the Fund voted such proxies relating to portfolio securities during the twelve-month period ending June 30, 2005 will be available (1) without charge, upon request, by calling 888-59RYDEX (888-597-9339) and (2) on the SEC's web site at http://www.sec.gov.

            Generally, the Fund does not invest in securities that have voting rights and did not receive or vote on any proxies relating to the Fund's portfolio securities for the twelve-month period ended June 30, 2005.

                              FINANCIAL STATEMENTS

            The Trust's financial statements for the period ended March 31, 2005, including notes thereto and the report of PricewaterhouseCoopers LLP, are incorporated by reference into this SAI. A copy of the Trust's Annual Reports to Shareholders must accompany the delivery of this SAI.

                                   APPENDIX A

                                RYDEX INVESTMENTS

                      PROXY VOTING POLICIES AND PROCEDURES

I.    INTRODUCTION

      Rydex Capital Partners I, LLC, doing business as Rydex Investments, generally is responsible for voting proxies with respect to securities held in client accounts, including clients registered as investment companies under the Investment Company Act of 1940 ("Funds") and clients that are pension plans ("Plans") subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). This document sets forth Rydex Investments' policies and guidelines with respect to proxy voting and its procedures to comply with SEC Rule 206(4)-6 under the Investment Advisers Act of 1940. Specifically, Rule 206(4)-6 requires that we:

o Adopt and implement written policies and procedures reasonably designed to ensure that we vote client securities in the best interest of clients;

o Disclose to clients how they may obtain information from us about how we voted proxies for their securities; and

o Describe our proxy voting policies and procedures to clients and furnish them a copy of our policies and procedures on request.

II.   PROXY VOTING POLICIES AND PROCEDURES

      A.    Proxy Voting Policies

            Proxies may have economic value and, where Rydex Investments is given responsibility for voting proxies, we must take reasonable steps under the circumstances to ensure that proxies are received and voted in the best long-term economic interests of our clients, which generally means voting proxies with a view to enhancing the value of the shares of stock held in client accounts, considering all relevant factors and without undue influence from individuals or groups who may have an economic interest in the outcome of the proxy vote. Our authority is initially established by our advisory contracts or comparable documents. Clients, however, may change their proxy voting direction at any time.

            The financial interest of our clients is the primary consideration in determining how proxies should be voted. Any material conflicts of interest between Rydex Investments and our clients with respect to proxy voting are resolved in the best interests of clients, in accordance with the procedures described in Section III, below.

      B.    Proxy Voting Procedures

            Rydex Investments utilizes the services of an outside proxy voting firm, Investor Responsibility Research Center, Inc. ("IRRC"), to act as agent for the proxy process, to maintain records on proxy votes for our clients, and to provide independent research on corporate governance, proxy and corporate responsibility issues. In the absence of contrary instructions received from Rydex Investments, IRRC will vote proxies in accordance with the proxy voting guidelines (the "Guidelines") attached as SCHEDULE A hereto, as such Guidelines may be revised from time to time by Rydex Investments' portfolio management group (the "Committee"). Under its arrangement with IRRC, Rydex Investments has agreed to:

o Provide IRRC with a copy of the Guidelines and to inform IRRC promptly of any changes to the Guidelines;

o Deliver to IRRC, on a timely basis, all documents, information and materials necessary to enable IRRC to provide the services contemplated to be performed by it on a timely and efficient basis (such as conveying to IRRC a power of attorney with respect to the services to be provided hereunder and providing IRRC on a timely basis with Rydex Investments' authorized stamp, proxy cards, special voting instructions, authorization letters to custodian banks and any other materials necessary for the performance by IRRC of its duties);

o Provide IRRC with a data file containing portfolio information (such as account numbers, share amounts, and security identifiers such as cusip and/or sedol numbers) on a regular basis; and

o Coordinate with IRRC with respect to the classification of proxy items and for the treatment of items not clearly defined under the Guidelines.

III.  RESOLVING POTENTIAL CONFLICTS OF INTEREST

      The Committee is responsible for identifying potential conflicts of interest in regard to the proxy voting process. Examples of potential conflicts of interest include:

o Managing a pension plan for a company whose management is soliciting proxies;

o Having a material business relationship with a proponent of a proxy proposal in which this business relationship may influence how the proxy vote is cast; and

o Rydex Investments, its employees or affiliates having a business or personal relationship with participants in a proxy contest, corporate directors or candidates for directorships.

      To ensure that all proxies are voted in the best interests of clients and are not the product of any potential conflict of interest, if a potential conflict of interest exists Rydex Investments will instruct IRRC to vote in accordance with the established Guidelines. In the absence of established Guidelines (I.E., in instances where the Guidelines provide for a "case-by-case" review), Rydex Investments may vote a proxy regarding that proposal in any of the following manners:

o REFER PROPOSAL TO THE CLIENT - Rydex Investments may refer the proposal to the client and obtain instructions from the client on how to vote the proxy relating to that proposal.

o OBTAIN CLIENT RATIFICATION - If Rydex Investments is in a position to disclose the conflict to the client (I.E., such information is not confidential), Rydex Investments may determine how it proposes to vote the proposal on which it has a conflict, fully disclose the nature of the conflict to the client, and obtain the client's consent to how Rydex Investments will vote on the proposal (or otherwise obtain instructions from the client on how the proxy on the proposal should be voted).

o USE AN INDEPENDENT THIRD PARTY FOR ALL PROPOSALS - Subject to any client imposed proxy voting policies, Rydex Investments may vote all proposals in a proxy according to the policies of an independent third party, such as IRRC or a similar entity (or to have the third party vote such proxies).

o USE AN INDEPENDENT THIRD PARTY TO VOTE THE SPECIFIC PROPOSALS THAT INVOLVE A CONFLICT - Subject to any client imposed proxy voting policies, Rydex Investments may use an independent third party (such as IRRC) to recommend how the proxy for specific proposals that involve a conflict should be voted (or to have the third party vote such proxies).

IV.   SECURITIES SUBJECT TO LENDING ARRANGEMENTS

      For various legal or administrative reasons, Rydex Investments is often unable to vote securities that are, at the time of such vote, on loan pursuant to a client's securities lending arrangement with the client's custodian. Rydex Investments will refrain from voting such securities where the costs to the client and/or administrative inconvenience of retrieving securities then on loan outweighs the benefit of voting, assuming retrieval under such circumstances is even feasible and/or possible. In certain extraordinary situations, Rydex Investments may seek to have securities then on loan pursuant to such securities lending arrangements retrieved by the client's custodian for voting purposes. This decision will generally be made on a case-by-case basis depending on whether, in Rydex Investments' judgment, the matter to be voted on has critical significance to the potential value of the securities in question, the relative cost and/or administrative inconvenience of retrieving the securities, the significance of the holding and whether the stock is considered a long-term holding. There can be no guarantee that any such securities can be retrieved for such purpose.

V.    SPECIAL ISSUES WITH VOTING FOREIGN PROXIES

      Voting proxies with respect to shares of foreign stocks may involve significantly greater effort and corresponding cost due to the variety of regulatory schemes and corporate practices in foreign countries with respect to proxy voting. Because the cost of voting on a particular proxy proposal could exceed the expected benefit to a client (including an ERISA Plan), Rydex Investments may weigh the costs and benefits of voting on proxy proposals relating to foreign securities and make an informed decision on whether voting a given proxy proposal is prudent.

VI.   ASSISTANCE WITH FORM N-PX AND PROXY VOTING RECORD

      Rydex Investments shall assist its Fund clients in disclosing the following information on Form N-PX for each proxy matter relating to a portfolio security considered at any shareholder meeting held during the period covered by the report and with respect to which Rydex Investments, or IRRC as its agent, voted on the client's behalf by providing the following information to the Fund on a regular quarterly basis within 30 days after the end of the quarter:

      (i)    The name of the issuer of the portfolio security;

      (ii) The exchange ticker symbol of the portfolio security (if available through reasonably practicable means);

      (iii) The Council on Uniform Security Identification Procedures ("CUSIP") number for the portfolio security (if available through reasonably practicable means);

      (iv)   The shareholder meeting date;

      (v)    A brief identification of the matter voted on;

      (vi) Whether the matter was proposed by the issuer or by a security holder;

      (vii) Whether Rydex Investments (or IRRC as its agent) cast the client's vote on the matter;

      (viii) How Rydex Investments (or IRRC as its agent) cast the client's vote (I.E., for or against proposal, or abstain; for or withhold regarding election of directors); and

      (ix) Whether Rydex Investments (or IRRC as its agent) cast the client's vote for or against management.

VII.  DISCLOSURE OF HOW TO OBTAIN VOTING INFORMATION

      Rule 206(4)-6 requires Rydex Investments to disclose in response to any client request how the client can obtain information from Rydex Investments on how its securities were voted. Rydex Investments will disclose in Part II of its Form ADV that clients can obtain information on how their securities were voted by making a written request to Rydex Investments. Upon receiving a written request from a client, Rydex Investments will provide the information requested by the client within a reasonable amount of time.

      Rule 206(4)-6 also requires Rydex Investments to describe its proxy voting policies and procedures to clients, and upon request, to provide clients with a copy of those policies and procedures. Rydex Investments will provide such a description in Part II of its Form ADV. Upon receiving a written request from a client, Rydex Investments will provide a copy of this policy within a reasonable amount of time.

      If approved by the client, this policy and any requested records may be provided electronically.

VIII. RECORDKEEPING

      Rydex Investments shall keep the following records for a period of at least five years, the first two in an easily accessible place:

      (i)   A copy of this Policy;

      (ii)  Proxy Statements received regarding client securities;

      (iii) Records of votes cast on behalf of clients;

      (iv) Any documents prepared by Rydex Investments that were material to making a decision how to vote, or that memorialized the basis for the decision; and

      (v)   Records of client requests for proxy voting information.

      With respect to Rydex Investments' Fund clients, each Fund shall maintain a copy of each of the records that is related to proxy votes on behalf of the Fund by Rydex Investments. Additionally, Rydex Investments may keep Fund client records as part of Rydex Investments' records.

      Rydex Investments may rely on proxy statements filed on the SEC's EDGAR system instead of keeping its own copies, and may rely on proxy statements and records of proxy votes cast by Rydex Investments that are maintained with a third party, such as IRRC, provided that Rydex Investments has obtained an undertaking from the third party to provide a copy of the documents promptly upon request.

                                   SCHEDULE A
                                       TO
                                RYDEX INVESTMENTS
                      PROXY VOTING POLICIES AND PROCEDURES

                             PROXY VOTING GUIDELINES

      Rydex Investments believes that management is generally in the best position to make decisions that are essential to the ongoing operation of the company and which are not expected to have a major impact on the corporation and its shareholders. Accordingly, Rydex Investments will generally vote with management on "routine items" of a corporate administrative nature. Rydex Investments will generally review all "non-routine items" (I.E., those items having the potential for major economic impact on the corporation and the long-term value of its shares) on a case-by-case basis.

BOARD OF DIRECTORS

A.  Director Nominees in Uncontested Elections                                  Vote With Mgt.
B.  Chairman and CEO is the Same Person                                         Vote With Mgt.
C.  Majority of Independent Directors                                           Vote With Mgt.
D.  Stock Ownership Requirements                                                Vote With Mgt.
E.  Limit Tenure of Outside Directors                                           Vote With Mgt.
F.  Director and Officer Indemnification and Liability Protection               Vote With Mgt.
G.  Eliminate or Restrict Charitable Contributions                              Vote With Mgt.

PROXY CONTESTS

A.  Voting for Director Nominees in Contested Election                          Vote With Mgt.
B.  Reimburse Proxy Solicitation                                                Vote With Mgt.

AUDITORS

A.  Ratifying Auditors                                                          Vote With Mgt.

PROXY CONTEST DEFENSES

A.  Board Structure - Classified Board                                          Vote With Mgt.
B.  Cumulative Voting                                                           Vote With Mgt.
C.  Shareholder Ability to Call Special Meetings                                Vote With Mgt.

TENDER OFFER DEFENSES

A.  Submit Poison Pill for shareholder ratification                             Case-by-Case
B.  Fair Price Provisions                                                       Vote With Mgt.
C.  Supermajority Shareholder Vote Requirement                                  Vote With Mgt.
        To Amend the Charter or Bylaws
D.  Supermajority Shareholder Vote Requirement                                  Vote With Mgt.

MISCELLANEOUS GOVERNANCE PROVISIONS

A.  Confidential Voting                                                         Vote With Mgt.
B.  Equal Access                                                                Vote With Mgt.
C.  Bundled Proposals                                                           Vote With Mgt.

CAPITAL STRUCTURE

A.  Common Stock Authorization                                                  Vote With Mgt.
B.  Stock Splits                                                                Vote With Mgt.
C.  Reverse Stock Splits                                                        Vote With Mgt.
D.  Preemptive Rights                                                           Vote With Mgt.
E.  Share Repurchase Programs                                                   Vote With Mgt.

EXECUTIVE AND DIRECTOR COMPENSATION

A.  Shareholder Proposals to Limit Executive and                                Case-by-Case
         Directors Pay
B.  Shareholder Ratification of Golden and Tin Parachutes                       Vote With Mgt.
C.  Employee Stock Ownership Plans                                              Vote With Mgt.
D.  401(k) Employee Benefit Plans                                               Vote With Mgt.

STATE OF INCORPORATION

A.  Voting on State Takeover Plans                                              Vote With Mgt.
B.  Voting on Reincorporation Proposals                                         Vote With Mgt.

MERGERS AND CORPORATE RESTRUCTURINGS

A.  Mergers and Acquisitions                                                    Case-by-Case
B.  Corporate Restructuring                                                     Vote With Mgt.
C.  Spin-Offs                                                                   Vote With Mgt.
D.  Liquidations                                                                Vote With Mgt.

SOCIAL AND ENVIRONMENTAL ISSUES

A.  Issues with Social/Moral Implications                                       Vote With Mgt.

                           PART C - OTHER INFORMATION

ITEM 25: FINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements:

        Contained in Part A
        Financial Highlights for the year ended March 31, 2005. The financial statements have been incorporated in Part B of the Registration Statement by reference to Registrants' March 31, 2005 Annual Report as described on page 45 of the Statement of Additional Information:
        (i)     Statement of Assets and Liabilities as of March 31, 2005;
        (ii)    Statement of Operations dated March 31, 2005; and
        (iii)   Notes to Financial Statements dated March 31, 2005.

2. Exhibits:

a. Declaration of Trust of Rydex Capital Partners SPhinX Fund (the "Registrant" or the "Trust") dated December 10, 2002 is incorporated herein by reference to Exhibit (a) of Registrant's initial registration statement (File No. 333-102487) on Form N-2, filed with the U.S. Securities and Exchange Commission (the "SEC") on January 13, 2003.

b. By-Laws of Registrant dated January 10, 2003 is incorporated herein by reference to Exhibit (b) of Registrant's initial registration statement (File No. 333-102487) on Form N-2, filed with the SEC on January 13, 2003.

c.      None.

d.      None.

e.      None.

f.      None.

g. Investment Advisory Agreement dated April 30, 2003 between the Registrant and Rydex Capital Partners I, LLC ("Rydex"), is incorporated herein by reference to Exhibit (g)(3) of Registrant's Post-Effective Amendment ("PEA") No. 1 on Form N-2, filed with the SEC on July 29, 2004.

h. Distribution Agreement dated June 1, 2003 between the Registrant and Rydex Distributors, Inc., is incorporated herein by reference to Exhibit
        (h) of Registrant's PEA No. 1 on Form N-2, filed with the SEC on July 29, 2004.

i.      None.

j. Custodian Agreement dated June 23, 2003 between Registrant and Forum Trust, LLC, is incorporated herein by reference to Exhibit (j) of Registrant's PEA No. 1 on Form N-2, filed with the SEC on July 29, 2004.

k. Administration Agreement dated June 1, 2003 between the Registrant and Rydex is incorporated herein by reference to Exhibit (k) of Registrant's PEA No. 1 on Form N-2, filed with the SEC on July 29, 2004.

l.      Opinion and consent of Morgan, Lewis & Bockius LLP, is filed herewith.

m.      None.

n.      Consent of PricewaterhouseCoopers LLP, is filed herewith.

o.      None.

p. Initial Capital Agreement of the Registrant dated April 1, 2003 is incorporated herein by reference to Exhibit (p) of Registrant's Pre-Effective Amendment No. 1 on Form N-2, filed with the SEC on May 12, 2003.

q.      None.

r. Combined Code of Ethics of the Registrant, Rydex, Rydex Distributors, Inc., Rydex Capital Partners II, LLC, PADCO Advisor, Inc., PADCO Advisors II, Inc., Rydex Fund Services, Inc., Rydex Dynamic Funds, Rydex Series Funds, Rydex Variable Trust and Rydex ETF Trust is filed herewith.


ITEM 26: MARKETING ARRANGEMENTS

None.

ITEM 27: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth expenses incurred, or estimated to be incurred, in connection with the offering described in the registration statement.

------------------------------------------------------- ------------------------
Registration Fees                                       $12,613
------------------------------------------------------- ------------------------
Federal taxes                                           $5,154
------------------------------------------------------- ------------------------
State taxes and fees                                    $0
------------------------------------------------------- ------------------------
Trustees' fees and expenses                             $24,178
------------------------------------------------------- ------------------------
Transfer Agent fees                                     $138,632
------------------------------------------------------- ------------------------
Printing and engraving                                  $6,841
------------------------------------------------------- ------------------------
Rating agency fees                                      $0
------------------------------------------------------- ------------------------
Legal fees                                              $88,199
------------------------------------------------------- ------------------------
Accounting fees                                         $144,852
------------------------------------------------------- ------------------------
Miscellaneous expenses                                  $7,859
------------------------------------------------------- ------------------------
TOTAL                                                   $428,328
------------------------------------------------------- ------------------------


ITEM 28: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Not applicable.

ITEM 29: NUMBER OF HOLDERS OF SECURITIES

         At June 1, 2005

         TITLE OF CLASS                                NUMBER OF RECORD HOLDERS
         -----------------------------------------------------------------------
         Common Shares, $.01 par value                 2,752

ITEM 30: INDEMNIFICATION

         The Registrant is organized as a Delaware business trust and is operating pursuant to a Declaration of Trust dated December 10, 2002 (the "Declaration of Trust"), that permits the Registrant to indemnify its officers and trustees from and against any and all claims and demands whatsoever. Article III, Section 7 of the Declaration of Trust provides that if any shareholder or former shareholder shall be exposed to liability by reason of a claim or demand relating to his or her being or having been a shareholder, and not because of his or her acts or omissions, the shareholder or former shareholder (or his or her heirs, executors, administrators, or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified out of the assets of the Trust against all loss and expense arising from such claim or demand.

         Pursuant to Article VII, Section 2 of the Declaration of Trust, the trustees of the Trust (the "Trustees") shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and the Trust out of its assets shall indemnify and hold harmless each and every Trustee from and against any and all claims and demands whatsoever arising out of or related to each Trustee's performance of his duties as a Trustee of the Trust to the fullest extent permitted by law; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee from or against any liability to the Trust or any Shareholder to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in such 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such 1933 Act and will be governed by the final adjudication of such issue.

ITEM 31: BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Rydex Capital Partners I, LLC serves as investment adviser to the Registrant and other institutional and privately managed accounts.

For a description of other business, profession, vocation or employment of a substantial nature in which any director or officer of the investment adviser has engaged during the last two years for his account or in the capacity of director, officer, employee, partner or trustee, see the descriptions under "Management of the Fund" in Parts A and B of this Registration Statement. Information for the remaining senior officers of Rydex appears below:

James P. Erceg has been the Director of Investments for Rydex since 2002. In November of 2000, Mr. Erceg joined Rydex Global Advisors as Portfolio Project Manager. From 1996 to 2000, he was a research analyst for the Investment Company Institute. Mr. Erceg received his MBA with a concentration in Finance from the University of Maryland in 2000 and his Masters in Political Science from the Ohio State University in 1994.

ITEM 32: LOCATION OF ACCOUNTS AND RECORDS

Rydex Capital Partners I, LLC, 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholder meetings and contracts of the Registrant and all advisory material of the investment adviser.

The Fund's custodian, Forum Trust, LLC, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Rydex. Forum Shareholder Services, LLC, maintains all the required records in its capacity as transfer and dividend paying agent for the Registrant.

ITEM 33: MANAGEMENT SERVICES

Not applicable.

ITEM 34: UNDERTAKINGS

         1. Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

         2. Not applicable.

         3. Not applicable.

         4. The Registrant undertakes:

         (a) To file during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5. Not applicable.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Rockville, and State of Maryland, on the 28 day of June, 2005.

                                              RYDEX CAPITAL PARTNERS SPHINX FUND


                                              /S/ MICHAEL P. BYRUM
                                              -----------------------
                                              By: Michael P. Byrum
                                              President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE                        TITLE                             DATE



/S/ MICHAEL P. BYRUM                                               June 28, 2005
-------------------------
Michael P. Byrum                 Trustee and President


/S/ NICK BONOS                                                     June 28, 2005
-------------------------
Nick Bonos                       Treasurer and Principal
                                 Financial Officer


/S/ JOHN O. DEMARET                                                June 28, 2005
-------------------------
John O. Demaret                  Trustee


/S/ WERNER E. KELLER                                               June 28, 2005
-------------------------
Werner E. Keller                 Trustee


/S/ THOMAS F. LYDON JR.                                            June 28, 2005
-------------------------
Thomas F. Lydon Jr.              Trustee

                       RYDEX CAPITAL PARTNERS SPHINX FUND
                                  EXHIBIT INDEX


                                     EX-99.L
                                     EX-99.N
                                     EX-99.R